ATS CORPORATION (FORMERLY ATS AUTOMATION TOOLING SYSTEMS INC.),

AUTOMATION TOOLING SYSTEMS ENTERPRISES, INC.

and

AUTOMATION TOOLING SYSTEMS ENTERPRISES GmbH
As Borrowers

and

**THE SUBSIDIARIES OF ATS CORPORATION
FROM TIME TO TIME PARTY TO THIS AGREEMENT**
As Guarantors

and

**THE LENDERS FROM TIME TO TIME
PARTY TO THIS AGREEMENT**
As Lenders

and

THE BANK OF NOVA SCOTIA
In its capacity as Administrative Agent

and

**NATIONAL BANK CAPITAL MARKETS, ROYAL BANK OF CANADA, AND
TD SECURITIES**
In their capacity as Syndication Agents

and

**THE BANK OF NOVA SCOTIA, NATIONAL BANK CAPITAL MARKETS, ROYAL
BANK OF CANADA, AND TD SECURITIES**
In their capacity as Co-Lead Arrangers and Bookrunners

**$900,000,000 REVOLVING CREDIT FACILITY
$150,000,000 TERM CREDIT FACILITY
SIXTH AMENDED AND RESTATED CREDIT AGREEMENT**

DATED AS OF DECEMBER 4, 2025

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION..2

    1.1   Definitions 2

    1.2   Construction. 39

    1.3   Certain Rules of Interpretation. 39

    1.4   Knowledge. 40

    1.5   Performance on Banking Days. 40

    1.6   Accounting Terms. 40

    1.7   Acknowledgement and Consent to Bail-In. 41

    1.8   Permitted Liens. 41

    1.9   Amendment and Restatement...41

ARTICLE 2 THE CREDIT 43

    2.1   Amounts and Availment Options...43

    2.2   Accordion Feature. 44

    2.3   Reborrowing. 47

    2.4   Use of the Credit. 47

    2.5   Term, Extension and Repayment. 47

    2.6   Mandatory Repayments...48

    2.7   Interest Rates and Fees 48

    2.8   Other Fees. 49

    2.9   Exchange Rate Fluctuations. 49

    2.10   No Set-Off etc. 50

ARTICLE 3 SECURITY 50

    3.1   Security...50

    3.2   Obligations Secured by the Security. 53

ARTICLE 4 CONDITIONS PRECEDENT 55

    4.1   Conditions Precedent to Effectiveness 55

    4.2   [Reserved] 57

    4.3   Conditions Precedent to all Other Advances..57

ARTICLE 5 ADVANCES..57

    5.1   Lenders' Obligations Relating to L/Cs and the Credit.............................57

    5.2   Adjustment of Applicable Percentages – Hostile Acquisitions 59

    5.3   Exceptions Regarding Overdraft Tranche..59

    5.4   Evidence of Indebtedness..60

5.5   Conversions. 60

5.6   Notice of Advances and Payments. 61

5.7   Prepayments, Reductions and Compensation for Losses. 61

5.8   Prime Rate, Base Rate, SOFR, Term CORRA, Daily Compounded CORRA, Daily Simple SONIA and EURIBOR Advances. 62

5.9   Term SOFR Reference, Term CORRA, Daily Compounded CORRA, Daily Simple SONIA and EURIBOR Periods. 64

5.10   Co-ordination of Prime Rate, Base Rate, Adjusted Term SOFR, Adjusted Term CORRA, Adjusted Daily Compounded CORRA, Daily Simple SONIA and EURIBOR Advances. 65

5.11   Prohibited Use of L/Cs. 66

5.12   Issuance and Maturity of L/Cs. 66

5.13   Payment of L/C Fees. 67

5.14   Payment of L/Cs 67

5.15   Failure of Lender to Fund. 68

5.16   Payments by the Borrowers. 69

5.17   Payments by Agent. 69

5.18   Prohibited Rates of Interest. 70

5.19   Alternate Rate of Interest 71

5.20   Canadian Benchmark Replacement Setting 74

ARTICLE 6 REPRESENTATIONS AND WARRANTIES 80

6.1   Representations and Warranties. 80

6.2   Survival of Representations and Warranties. 86

ARTICLE 7 COVENANTS AND CONDITIONS 87

7.1   Financial Covenants. 87

7.2   Positive Covenants. 88

7.3   Reporting Requirements. 92

7.4   Ownership of the Restricted Parties. 94

7.5   Negative Covenants 94

7.6   Use of Insurance Proceeds 98

7.7   Use of Proceeds from Dispositions 99

7.8   Intercorporate Obligations. 100

ARTICLE 8 DEFAULT 101

8.1   Default. 101

8.2   Acceleration and Termination of Rights. 103

8.3   Payment of L/Cs. 103

8.4   Remedies. 104

8.5   Saving. 104

8.6   Perform Obligations. 104

8.7   Third Parties. 104

8.8   Power of Attorney. 105

8.9   Remedies Cumulative. 105

ARTICLE 9 ADDITIONAL AGENCY PROVISIONS 105

9.1   Authorization of Agent. 105

9.2   Administration of the Credit. 106

9.3   Acknowledgements, Representations and Covenants of Lenders 110

9.4   Defaulting Lenders 110

9.5   Provisions Operative Between Lenders and Agent Only. 111

9.6   Erroneous Payments 111

ARTICLE 10 MISCELLANEOUS PROVISIONS 115

10.1   Severability, Etc. 115

10.2   Amendment, Supplement or Waiver. 116

10.3   Fraudulent Transfer Laws 118

10.4   Limitation of Recourse Against Enterprises Germany 118

10.5   Governing Law and Agent for Service. 119

10.6   Currency. 119

10.7   Liability of Lenders. 120

10.8   Interest on Miscellaneous Amounts. 120

10.9   Currency Indemnity. 120

10.10   Notices. 121

10.11   Time of the Essence. 121

10.12   Further Assurances. 121

10.13   Term of Agreement. 121

10.14   Entire Agreement. 121

10.15   This Agreement to Govern. 121

10.16   Language. 122

10.17   Limitation Periods 122

10.18   Services Provided and Conflicts of Interest 122

10.19   Date of Agreement. 124

10.20   Acknowledgement Regarding Any Supported QFCs. 124

SCHEDULE A MODEL CREDIT AGREEMENT PROVISIONS 1

SCHEDULE B LENDERS AND THEIR APPLICABLE PERCENTAGES 40

SCHEDULE C 41

SCHEDULE D COMPLIANCE CERTIFICATE 42

SCHEDULE E NOTICE OF ADVANCE, PAYMENT, ROLLOVER OR CONVERSION 43

SCHEDULE F OTHER SECURED OBLIGATIONS 1

SCHEDULE G AGREEMENT OF NEW OBLIGOR 2

SCHEDULE H LITIGATION 1

SCHEDULE I 2

SCHEDULE J FORM OF ADHESION AGREEMENT... 3

SCHEDULE K ADDITIONAL PERMITTED DISPOSITIONS.................................... 4

SCHEDULE L ISSUING BANKS 6

SIXTH AMENDED AND RESTATED CREDIT AGREEMENT dated as of 4th of December, 2025

BETWEEN:

> **ATS CORPORATION (FORMERLY ATS AUTOMATION TOOLING SYSTEMS INC.),**
> **AUTOMATION TOOLING SYSTEMS ENTERPRISES, INC. and**
> **AUTOMATION TOOLING SYSTEMS ENTERPRISES GmbH**
> As Borrowers
>
> - and -
>
> **THE SUBSIDIARIES OF ATS CORPORATION FROM TIME TO TIME PARTY TO THIS AGREEMENT**
> As Guarantors
>
> -and-
>
> **THE LENDERS FROM TIME TO TIME PARTY TO THIS AGREEMENT**
> As Lenders
>
> -and-
>
> **THE BANK OF NOVA SCOTIA**
> In its capacity as Administrative Agent

RECITALS:

A.   Certain of the Lenders have provided credit to the Borrowers pursuant to a fifth amended and restated credit agreement made between the Borrowers, the guarantors party thereto from time to time, The Bank of Nova Scotia as administrative agent, and the lenders party thereto as lenders, dated as of July 29, 2020 (as such agreement has been amended to the date hereof, the "**Existing Credit Agreement**").

B.   The Parties are entering into this Agreement to amend and restate the Existing Credit Agreement to, among other things, amend certain terms upon which the Credit (as defined in the Existing Credit Agreement) will be continued, upon and subject to the terms and conditions of this Agreement.

THEREFORE, for value received, and intending to be legally bound by this Agreement, the Parties agree that the Existing Credit Agreement is hereby amended and restated so that as amended and restated it reads as follows:

ARTICLE 1
INTERPRETATION

1.1 **Definitions**

In this Agreement, unless the context otherwise requires the following terms shall have the meanings specified or referenced. The following terms have the same meanings if used in another Loan Document unless they are otherwise defined in that Loan Document or the context otherwise requires:

1.1.1 "**70% Threshold**" is defined in Section 3.1.5.

1.1.2 "**90% Threshold**" is defined in the definition of Permitted Acquisition.

1.1.3 "**Accordion Amount**" is defined in Section 2.2.1.

1.1.4 "**Accordion Minimum Request**" is defined in Section 2.2.1.

1.1.5 "**Accordion Requested Increase**" is defined in Section 2.2.1.

1.1.6 "**Accordion Shortfall**" is defined in Section 2.2.3.

1.1.7 "**Acquired Debt**" means (a) in connection with the Acquisition of a Person, Debt of such Person existing (i) at the time of Acquisition of such Person by a Restricted Party or (ii) at the time of amalgamation, consolidation or merger of such Person with or into a Restricted Party and (b) in connection with an Acquisition of Property comprising a business or undertaking or division of any Person, Debt relating to the Property that is the subject of the Acquisition that is existing at the time of Acquisition, is not created in contemplation of the Acquisition and is assumed by the acquirer as part of the consideration of the Acquisition.

1.1.8 "**Acquisition**" means (a) any investment in or purchase of or other acquisition of any Equity Interests of any Person, or (b) any purchase or other acquisition of a business or undertaking or division of any Person, including Property comprising the business, undertaking or division, which is not a Capital Expenditure.

1.1.9 "**Additional Permitted Dispositions**" means the dispositions set forth in Schedule K.

1.1.10 "**Adhesion Agreement**" is defined in Section 2.2.3.

1.1.11 "**Adjusted Daily Compounded CORRA**" means, for purposes of any calculation, the rate per annum equal to (a) Daily Compounded CORRA for such calculation plus (b) the Daily Compounded CORRA Adjustment; provided that if Adjusted Daily Compounded CORRA as so determined shall be less than the Floor, then Adjusted Daily Compounded CORRA shall be deemed to be the Floor.

1.1.12 "**Adjusted Term CORRA**" means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment;

provided that if Adjusted Term CORRA as so determined shall ever be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor.

1.1.13   "**Adjusted Term SOFR**" means, for purposes of any calculation, the rate per annum equal to (i) Term SOFR for such calculation; plus (ii) the Term SOFR Adjustment. For certainty, if such rate is less than zero then Adjusted Term SOFR shall be deemed to be zero.

1.1.14   "**Administrative Questionnaire**" is defined in the Provisions.

1.1.15   "**Advance**" means an availment of the Credit to a Borrower by way of Prime Rate Advance, Base Rate Advance, Term CORRA Advance, Daily Compounded CORRA Advance, L/C, SOFR Advance, Daily Simple SONIA Advance or EURIBOR Advance, including overdrafts under the Overdraft Tranche, deemed advances and conversions and rollovers of existing Advances. Any reference to the amount of Advances is a reference to the sum of all outstanding Prime Rate Advances, Base Rate Advances, Term CORRA Advances, Daily Compounded CORRA Advances, SOFR Advances, Daily Simple SONIA Advances, EURIBOR Advances and the face amount of all outstanding L/Cs.

1.1.16   "**Affiliate**" is defined in the Provisions.

1.1.17   "**Agent**" or "**Administrative Agent**" means BNS in its role as administrative agent for the Lenders, and any successor administrative agent appointed in accordance with this Agreement.

1.1.18   "**Agreed Currency**" means US Dollars, Sterling, Euros or an Optional Currency to the extent such currencies are (i) readily available and freely transferable and convertible into Canadian Dollars and (ii) for which no central bank or other governmental authorization in the country of issue of such currency is required to give authorization for the use of such currency by any Lender for making Loans unless such authorization has been obtained and remains in full force and effect.

1.1.19   "**Agreement**" means this sixth amended and restated credit agreement, including the Provisions and all other Schedules to this sixth amended and restated credit agreement, as amended, supplemented, restated or replaced from time to time in accordance with its provisions.

1.1.20   "**Anti-Terrorism Laws**" shall mean any laws or regulations relating to terrorism or money laundering, including the *Criminal Code* (Canada), the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada), the *Security of Information Act* (Canada), the Executive Order, *the Bank Secrecy Act* (31 U.S.C §§ 5311 et seq.) the *Money Laundering Control Act of 1986* (18 U.S.C §§ 1956 et seq.), the *USA Patriot Act* and any similar law enacted in the United States after the date of this Agreement.

1.1.21   "**Applicable Law**" is defined in the Provisions.

1.1.22　　"**Applicable Percentage**" is defined in the Provisions. Each Lender's Applicable Percentage is specified on Schedule B, as amended from time to time as Applicable Percentages change in accordance with this Agreement.

1.1.23　　"**Approved Fund**" is defined in the Provisions.

1.1.24　　"**Assignment and Assumption**" is defined in the Provisions.

1.1.25　　"**Associate**" has the meaning defined under the *Canada Business Corporations Act* as of the date of this Agreement.

1.1.26　　"**ATS**" means ATS Corporation (formerly ATS Automation Tooling Systems Inc.), a corporation amalgamated under the *Business Corporations Act* (Ontario).

1.1.27　　"**Available Canadian Tenor**" means, as of any date of determination and with respect to the then-current Canadian Benchmark, as applicable, (x) if such Canadian Benchmark is a term rate, any tenor for such Canadian Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Canadian Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Canadian Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Canadian Benchmark that is then-removed from the definition of "Interest Period" pursuant to Section 5.20.4.

1.1.28　　 "**Available Tenor**" means, as of any date of determination and with respect to the then-current Benchmark for any currency, as applicable: (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement, or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "Interest Period" pursuant to Section 5.19(b)(iv).

1.1.29　　"**Bail-In Action**" means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

1.1.30　　"**Bail-In Legislation**" means with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

1.1.31　　"**BNS**" means The Bank of Nova Scotia, a bank named on Schedule I to the *Bank Act* (Canada).

1.1.32   "**Banking Day**" means a day of the year, other than a Saturday or a Sunday:

(a)   on which, the Agent is open for normal banking business at its executive offices in Toronto, Ontario, Canada;

(b)   on which, with respect to Base Rate Advances, the Agent is open for normal banking business at its principal offices in New York, U.S.A. and Toronto, Ontario, Canada;

(c)   on which, with respect to notices, determinations, payments or advances relating to Daily Simple SONIA Advance, the Agent is open for normal banking business at its principal offices in London, England;

(d)   which, with respect to notices, determinations, payments or advances relating to EURIBOR Advances, is also a Target Day;

(e)   which, with respect to notices, determinations, payments or advances relating to SOFR Advances, is also a US Government Securities Banking Day; and

(f)   which, for greater certainty, when used in connection with a Term CORRA Advance, Daily Compounded CORRA Advance, or any other calculation or determination involving CORRA, a "Banking Day" means any day that is only a Banking Day in Toronto, Ontario,

except that, if banks are open in some but not all of these locations on a particular day and the Agent determines that the closing of those offices on that day will not adversely affect completion of relevant transactions in accordance with customary banking market and trading practices, the Agent may, on reasonable notice to the Borrowers and the Lenders, specify that particular day to be a Banking Day.

1.1.33   "**Base Rate**" means, on any day, the greater of:

(a)   the annual rate of interest established by the Agent as its reference rate for that day for commercial loans made by it in Canada in US Dollars;

(b)   the Federal Funds Effective Rate plus 0.50% per annum; and

(c)   Term SOFR Reference Rate plus 1.00% per annum.

1.1.34   "**Base Rate Advance**" means an Advance in US Dollars bearing interest based on the Base Rate, and includes deemed Base Rate Advances.

1.1.35   "**Benchmark**" means, initially, with respect to any:

(a)   SOFR Advance, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or then-current Benchmark for US Dollars, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark

Replacement has replaced such prior benchmark rate pursuant to Section 5.19(b)(i);

(b)   Daily Simple SONIA Advance, Daily Simple SONIA; provided that if a Benchmark Transition Event has occurred with respect to Daily Simple SONIA or the then-current Benchmark for such currency, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 5.19(b)(i); or

(c)   EURIBOR Advances, the EURIBOR Rate; provided that if a Benchmark Transition Event has occurred with respect to the EURIBOR Rate or the then-current Benchmark for such currency, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to 5.19(b)(i).

1.1.36   "**Benchmark Replacement**" means, with respect to any Benchmark Transition Event for any then-current Benchmark, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date; provided, that with respect to a Benchmark with respect to any Obligations, interest, fees, commissions or other amounts denominated in any currency other than US Dollars or calculated with respect thereto, the alternative set forth in clause (b) below:

(a)   the sum of (i) Daily Simple SOFR and (ii) 0.100%; and

(b)   the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrowers as the replacement for such Benchmark giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for such Benchmark for syndicated credit facilities denominated in the applicable currency at such time, and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this Agreement and the other Loan Documents.

1.1.37   "**Benchmark Replacement Adjustment**" means, with respect to any replacement of any then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrowers giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities denominated in the applicable currency at such time.

1.1.38 "**Benchmark Replacement Date**" means the earliest to occur of the following events with respect to the then-current Benchmark for any currency:

(a) in the case of clause (a) or (b) of the definition of "Benchmark Transition Event", the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of "Benchmark Transition Event", the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the "Benchmark Replacement Date" will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

1.1.39 "**Benchmark Transition Event**" means, with respect to the then-current Benchmark for any currency, the occurrence of one or more of the following events with respect to such Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, the central bank for the currency applicable to such Benchmark, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such

Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)   a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

1.1.40   "**Benchmark Unavailability Period**" means, with respect to any then-current Benchmark for any currency, the period (if any) (a) beginning at the time that a Benchmark Replacement Date with respect to such Benchmark has occurred if, at such time, no Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 5.19(b)(i) and (b) ending at the time that a Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 5.19(b).

1.1.41   "**BHC Act Affiliate**" of a party means an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

1.1.42   "**Bi-Lateral L/C**" means a standby letter of credit, letter of guarantee or commercial letter of credit issued pursuant to an agreement, other than this Agreement, by a Lender or an Affiliate of a Lender for the account of an Obligor in favour of a third Person to secure the payment or performance of an obligation to the third Person.

1.1.43   "**Bi-Lateral L/C Issuer**" means at any time, a Lender or an Affiliate of a Lender that has issued a Bi-Lateral L/C that is outstanding at such time.

1.1.44   "**Bi-Lateral L/C Obligations**" means at any time, the face amount of all issued and outstanding Bi-Lateral L/Cs.

1.1.45   "**Borrowers**" means, collectively, ATS, Enterprises Germany and Enterprises USA, and "**Borrower**" means any one of them, as applicable.

1.1.46   "**Branch of Account**" means the office of the Agent at Global Wholesale Services, 150 King Street West, 6th floor, Toronto, Ontario, M5H 1J9.

1.1.47 "**Business Plan**" means the business plan prepared annually, for ATS and its Subsidiaries on a consolidated basis, and including a budget with projections for the then current fiscal year of ATS, which budget shall include a projected income statement, a projected statement of changes in funds, estimates of Capital Expenditures and tax losses and deferrals, all broken down quarterly, and an Acquisition strategy, all in detail satisfactory to the Agent and Lenders acting reasonably.

1.1.48 "**Canadian Dollar**", "**$**", "**CAD**" and "**C$**" each mean the lawful currency of Canada.

1.1.49 "**Capital Expenditure**" means any expenditure for fixed or capital assets that would be classified as a capital expenditure in accordance with GAAP.

1.1.50 "**Cash Collateral**" means a deposit of cash, or a letter of credit in a form and from an issuer satisfactory to the Lenders.

1.1.51 "**Cash Interest Expense**" means, for any particular period the aggregate cash expense incurred by the Borrowers on a consolidated basis for interest and equivalent costs of borrowing, including:

(a) L/C Fees and fees in respect of other letters of credit and letters of guarantee;

(b) the interest portion of any capital lease;

(c) all fees with respect to Derivative transactions in connection with the incurrence of Debt to the extent included in interest expense, determined after giving effect to any net payments made by the Borrowers on a consolidated basis with respect to such Derivative transactions;

(d) dividends payable in cash on any preferred stock of the Borrowers (or any equity security of the Borrowers that is convertible or exchangeable into any such preferred stock of such Borrower) held by Persons other than Obligors; and

(e) all other fees and other compensation to any Person that constitute interest under GAAP, other than upfront fees payable to the Agent or Lenders;

in each case whether or not actually paid (unless paid by the issuance of securities constituting Debt) and calculated in accordance with GAAP.

1.1.52 "**Change in Law**" is defined in the Provisions.

1.1.53 "**Closing Date**" means December 4, 2025 or such other date as may be agreed to in writing by the parties.

1.1.54 "**Commitment**" means in respect of each Lender from time to time, the agreement to make Advances to the Borrowers in the Lender's Applicable Percentage of the maximum amount of the Credit, as such Commitment may be increased or decreased pursuant hereto and, where the context requires, the maximum amount of Advances which the Lender has agreed to make. The initial Commitment of the Lenders as of the date of this Agreement is set out in Schedule B attached hereto.

1.1.55 "**Compliance Certificate**" means a certificate in the form of Schedule D.

1.1.56 "**Conforming Changes**" means with respect to the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Base Rate", the definition of "Banking Day", the definition of "US Government Securities Banking Day"; the definition of "Interest Period", the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

1.1.57 "**Constating Documents**" means, with respect to any Person, its articles or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, by-laws, declaration of trust and other constating documents (in the case of a trust), partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Person's Equity Interests, all as in effect from time to time.

1.1.58 "**Contract**" means any agreement, contract, indenture, lease, deed of trust, licence, option, undertaking, promise or any other commitment or obligation, whether oral or written, expressed or implied, other than a Permit.

1.1.59 "**Contributing Lender**" is defined in Section 5.15.

1.1.60 "**Control**", "**Controlling**" and "**Controlled**" are defined in the Provisions.

1.1.61 "**Core Business**" means the provision of factory, manufacturing, automation, process, design and engineering products, services and other related solutions for customers worldwide in life sciences, transportation, energy, consumer products, electronics, aerospace and defense, food processing, chemicals, laboratory, academic, healthcare and other industries, including: (a) any one or more of design, development, fabrication, procurement, assembly, installation, integration and/or commissioning of manufacturing, assembly, conveyance, processing, inspection, test, inventory management, dispensing, including liquid dispensing, and packaging products and solutions; (b) the supply of single and multi-use products and equipment, including, automation platforms and products, conveyors, feeders, robots, moulding systems, packaging systems, machine tools, laser processing systems, machine vision systems, dispensing systems, evaporation solutions, software, control systems and other related components and accessories, (c) the supply of moulds, dies, fixtures, and tooling, (d) contract manufacturing of build-to-print equipment, subsystems, and critical components and parts, (e) the supply and/or licensing of technology and know-how, and (f) the supply of services, including, project management, engineering, consulting, research, development, prototyping, process verification, specification writing, software development, modeling and simulation, equipment design and build, product design, process design, regulatory and standards compliance consultation, third-party equipment qualification, procurement, integration, installation, training, support, upgrades, retrofits, production asset management, optimization, repair, maintenance, relocation, overhaul and refurbishment and includes any business ancillary or incidental thereto.

1.1.62 "**CORRA**" means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

1.1.63 "**Corresponding Tenor**" with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

1.1.64 "**Covered Entity**" means any of the following:

(a)   a "covered entity" as that term is defined in, and interpreted in accordance with, 12. C.F.R. § 252.82(b);

(b)   a "covered entity" as that term is defined in, and interpreted in accordance with, 12. C.F.R. § 47.3(b); or

(c)   a "covered entity" as that term is defined in, and interpreted in accordance with, 12. C.F.R. § 382.2(b).

1.1.65 "**Credit**" means the Revolving Credit and the Term Credit or either of them.

1.1.66 "**Daily Compounded CORRA**" means, for any day (a "**Daily Compounded CORRA Rate Day**"), a rate per annum (with interest accruing on a compounded daily basis) equal to CORRA for the day (such day, the "**Daily Compounded CORRA Determination Day**"), that is two (2) Banking Days prior to (a) if such Daily Compounded CORRA Rate Day is a Banking Day, such Daily Compounded CORRA Rate Day, or (b) if such Daily Compounded CORRA Rate Day is not a Banking Day, the Banking Day immediately preceding such Daily Compounded CORRA Rate Day, in each case, as CORRA is published by the administrator; provided, however, that if as of 5:00 p.m. (Toronto time) on any Daily Compounded CORRA Determination Day, CORRA for the applicable tenor has not been published by the administrator and a Canadian Benchmark Replacement Date with respect to Daily Compounded CORRA has not occurred, then Daily Compounded CORRA will be CORRA as published by the administrator on the first preceding Banking Day for which CORRA was published by the administrator so long as such first preceding Banking Day is not more than three (3) Banking Days prior to such Daily Compounded CORRA Determination Day; provided, that to the extent such rate as determined above shall, at any time, be less than the Floor, such rate shall be deemed to be the Floor for all purposes herein.

1.1.67   "**Daily Compounded CORRA Adjustment**" means a percentage equal to (i) 0.29547% (29.547 basis points) per annum for an Interest Period applicable to Adjusted Daily Compounded CORRA of one-month's duration; and (ii) 0.32138% (32.138 basis points) per annum for an Interest Period applicable to Adjusted Daily Compounded CORRA of three-month's duration.

1.1.68   "**Daily Compounded CORRA Advance**" means an Advance denominated in Canadian Dollars which bears interest at a rate based on Adjusted Daily Compounded CORRA.

1.1.69   "**Daily Compounded CORRA Period**" means the period selected by a Borrower for a Daily Compounded CORRA Advance or the period applicable to the Daily Compounded CORRA Advance under the terms of this Agreement.

1.1.70   "**Daily Simple SOFR**" means, for any day, SOFR, with the conventions for this rate (which may include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining "Daily Simple SOFR" for business loans; provided that, if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

1.1.71   "**Daily Simple SONIA**" means, for any day (a "**SONIA Rate Day**"), a rate per annum equal to, for any Obligations, interest, fees, commissions or other amounts denominated in, or calculated with respect to, Sterling, the sum of (Y) the greater of (i) SONIA for the day (such day, a "**SONIA Determination Day**") that is five (5) Banking Days prior to (A) if such SONIA Rate Day is a Banking Day, such SONIA Rate Day or (B) if such SONIA Rate Day is not a Banking Day, the Banking Day immediately preceding such SONIA Rate Day, in each case, as such SONIA is published by the SONIA Administrator on the SONIA Administrator's Website, and (ii) 0.00% (0 basis points) and (Z) 0.0326% (3.26 basis points) for an Available Tenor of one-month's duration, 0.1193% (11.93 basis points) for an Available Tenor of three-months' duration and 0.2766% (27.66 basis points) for an Available Tenor of six-months' duration. If by 5:00 pm (local time) on the second (2nd) Banking Day immediately following any SONIA Determination Day, SONIA in respect of such SONIA Determination Day has not been published on the applicable SONIA Administrator's Website and a Benchmark Replacement Date with respect to Daily Simple SONIA has not occurred, then Daily Simple SONIA for such SONIA Determination Day will be SONIA as published in respect of the first preceding Banking Day for which SONIA was published on the SONIA Administrator's Website; provided that any SONIA determined pursuant to this sentence shall be utilized for purposes of calculation of Daily Simple SONIA for no more than three (3) consecutive SONIA Rate Days. Any change in Daily Simple SONIA due to a change in the SONIA shall be effective from and including the effective date of such change in SONIA without notice to the Borrowers.

1.1.72 "**Daily Simple SONIA Advance**" means an Advance in Sterling bearing interest based on Daily Simple SONIA.

1.1.73 "**DBRS**" means DBRS Limited, or any successor to it.

1.1.74 "**Debt**" means, with respect to any Person, without duplication and without regard to any interest component thereof (whether actual or imputed) that is not due and payable, the following amounts, each calculated in accordance with GAAP unless the context otherwise requires:

(a) all obligations (including, by way of overdraft and drafts or orders accepted representing extensions of credit) that would be considered to be indebtedness for borrowed money, and all obligations (whether or not with respect to the borrowing of money) that are evidenced by bonds, debentures, notes or other similar instruments;

(b) all liabilities on which interest charges are customarily paid by that Person;

(c) any Equity Interest of that Person (or of any Subsidiary of that Person), which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or on the happening of any event, matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Equity Interest, in whole or in part, on or before or after the Maturity Date, for cash or securities constituting Debt;

(d) all lease obligations (subject to the proviso of this definition), obligations under sale and leaseback transactions and purchase money obligations;

(e) the amount of the contingent liability under any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the Ordinary Course) in any manner of any part or all of an obligation of another Person of the type included in items (a) through (d) above;

(f) 100% of all contingent liabilities in respect of L/Cs and other letters of credit and letters of guarantee (other than Non-Financial L/Cs and other than contingent liabilities with respect to letters of credit and/or letters of guarantee issued in respect of customer obligations and which are not in support or guarantee of financial obligations); and

(g) the amount of all contingent liabilities to the extent that it is required by GAAP to be treated as a liability on a balance sheet of the guarantor or person contingently liable, provided that any liability for real property or automobile leases, any liability for other leases up to a maximum amount of $50,000,000, landlord inducements, obligations arising from billings in excess of costs and earnings to date on contracts in progress, unsecured obligations for future payment of goods that have been ordered but not yet received, future income taxes, and trade payables and accrued liabilities incurred or entered into in the Ordinary Course, do not constitute Debt.

1.1.75　　"**Deemed Interest Period**" is defined in Section 5.8.3.

1.1.76　　"**Default**" is defined in the Provisions.

1.1.77　　"**Defaulting Lender**" means any Lender, as determined by the Agent, that:

(a)　　has failed to fully fund its share of any Advance or fulfill its obligations under Section 5.10 within three Banking Days of the date it is required to do so under this Agreement;

(b)　　has notified the Borrowers, the Agent or any other Lender in writing that it does not intend to comply with any of its funding obligations under this Agreement (including Section 5.1, but subject to Section 5.2.1), has issued financial statements containing a "going concern" or similar qualification or indicating a potential inability to comply with funding obligations, or has made a public statement to the effect that it does not intend or is unable to comply with its funding obligations under this Agreement or under other agreements in which it commits to extend credit;

(c)　　has failed, within three Banking Days after request by the Agent, to confirm that it will comply with its funding obligations under this Agreement (including Section 5.1);

(d)　　has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it under this Agreement within three Banking Days of the date when due, unless payment is the subject of a good faith dispute;

(e)　　has become or is insolvent, is deemed to be insolvent, or is Controlled by a Person that has become or is insolvent or deemed to be insolvent; or

(f)　　has itself or is Controlled by a Person that has (i) become the subject of a bankruptcy or insolvency proceeding, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian, appointed for it, (iii) taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or (iv) become the subject of a Bail-in Action.

1.1.78　　"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

1.1.79   "**Derivative**" means any transaction of a type commonly considered to be a derivative or hedging transaction, any combination of such transactions or any agreement relating to such transaction or such combination of transactions, in each case whether relating to one or more of interest rates, currencies, commodities, securities or any other matters, including (i) any cap, collar, floor or option, (ii) any forward contract, and (iii) any rate swap, basis swap, commodity swap, cross-currency swap or other swap or contract for differences.

1.1.80   "**Designated Account**" means, in respect of any Advance, the account or accounts maintained by each Borrower at the applicable Branch of Account in respect of Advances to it, that such Borrower designates in its notice requesting an Advance or any other branch of the Agent which is designated by such Borrower in its notice requesting an Advance.

1.1.81   "**Designated Person**" means a person or entity:

    (a)   listed in the annex to, or otherwise targeted by the provisions of, the Executive Order (as disclosed by World-Check or another reputable commercially available data base);

    (b)   named as a "Specially Designated National and Blocked Person" on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list (as disclosed by World-Check or another reputable commercially available data base);

    (c)   named or listed in the regulations made under the *Special Economic Measures Act* (Canada) (S,C. 1992, c. 17) as a person or entity with whom trading or dealing is prohibited, in accordance with the most recent of such lists published by the Department of Foreign Affairs and International Trade on its web site; or

    (d)   with which the Agent or any Lender is prohibited from dealing or otherwise engaging in any transaction by any Economic Sanctions Laws, as specified by written notice from the Agent to ATS.

1.1.82   "**Disclosure Certificate**" means the certificate, in form and substance satisfactory to the Agent, delivered on July 29, 2020, and updated or supplemented from time to time pursuant to the Compliance Certificate and in connection with any Agreement of New Obligor pursuant to Schedule G of the Credit Agreement, by the Borrowers to the Agent providing a certified complete and accurate description, as to each Obligor and as of the date of such certificate, of each Obligor's corporate history, the ownership of all of its issued and outstanding Equity Interests, the Equity Interests in Restricted Parties and other Persons that it owns, the nature of the business that it carries on, and the location of its jurisdiction of incorporation, and, as to each Obligor that is incorporated in and/or does business in Canada or the United States of America and as of the date such certificate, of the locations of its chief executive office (and in respect of corporations incorporated under the federal laws of Canada, its registered office and head office) and freehold and leasehold real property and the jurisdictions in which its other Property of any material value is located (apart from Property in transit or normally used in more than one jurisdiction) and all registered Intellectual Property that it owns (provided, however, that disclosure of such registered Intellectual Property shall only be required once per annum).

1.1.83 "**Discontinued Entities**" means each Subsidiary that is a discontinued operation of ATS on a consolidated basis in accordance with GAAP, provided that any such Subsidiary that becomes an Obligor pursuant to Section 3.1.2 hereto shall cease to be a Discontinued Entity at such time.

1.1.84 "**Drawdown Date**" means the date, which shall be a Banking Day, of any Advance.

1.1.85 "**Early Maturity Date**" has the meaning assigned to it in the definition of "Springing Maturity Date".

1.1.86 "**EDC**" means Export Development Canada.

1.1.87 "**EEA Financial Institution**" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

1.1.88 "**EEA Member Country**" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

1.1.89 "**EBITDA**" means, for any relevant period, an amount equal to ATS' net income or net loss for the period, calculated on a consolidated basis,

(a) plus, amounts deducted in calculating net income or net loss in respect of depreciation (including any lease depreciation) and amortization;

(b) plus, Total Interest Expense;

(c) plus, amounts deducted in calculating net income or net loss in respect of income taxes, whether or not deferred;

(d) plus, expected "run rate" cost savings, operating expense reductions and other cost synergies relating to Permitted Acquisitions or other Acquisitions not restricted hereunder that, in each case, are factually supportable and projected by ATS in good faith and for which ATS has provided the Agent with satisfactory factual support, calculated on a pro forma basis as though such expected savings had been realized on the first date of such period, provided the amount of such adjustments shall not exceed 10% of the total consolidated EBITDA of ATS, and only to the extent such adjustments continue to be applicable net of the amount of actual benefits realized during such period from such adjustments;

and excluding:

(e)   any gain or loss attributable to the sale, conversion or other disposition of Property out of the Ordinary Course;

(f)   gains resulting from the write-up of Property and losses resulting from the write-down of Property (other than allowances for doubtful accounts receivable);

(g)   any gain or loss on the repurchase or redemption of any securities (including in connection with the early retirement or defeasance of any Debt);

(h)   any foreign exchange gain or loss;

(i)   any other extraordinary, non-recurring or unusual items;

(j)   non-cash expense attributable to compensating directors, officers and employees of Restricted Parties;

(k)   any EBITDA attributable to a Discontinued Entity;

(l)   any lease expense to the extent not already subtracted in calculating net income;

all of which shall be calculated in accordance with GAAP unless otherwise expressly described.

1.1.90   "**EEA Resolution Authority**" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

1.1.91   "**Economic Sanctions Laws**" means

(a)   the USA Patriot Act, the Executive Order, the *International Emergency Economic Powers Act* (50 U.S.C. §§ 1701 et seq.), the *Trading with the Enemy Act* (50 U.S.C. App. §§ 1 et. seq.), any other law or regulation promulgated thereunder from time to time and administered by OFAC and any similar law enacted in the United States after the date of this Agreement;

(b)   the *Special Economic Measures Act* (Canada) (S,C. 1992, c. 17) and the regulations made thereunder, the *United Nations Act* (Canada) (R.S.C. 1985, c. U-2), and the regulations made thereunder, any other law or regulation promulgated from time to time and administered by the Canadian Department of Foreign Affairs and International Trade and any similar laws enacted in Canada after the date of this Agreement; and

(c)   any other similar Applicable Law now or hereafter enacted in any other applicable jurisdiction.

1.1.92   "**Eligible Assignee**" is defined in the Provisions.

1.1.93   "**Employee Plan**" means a Pension Plan, a Welfare Plan or both.

1.1.94   "**Enterprises Germany**" means Automation Tooling Systems Enterprises GmbH, a limited liability company existing under the laws of Germany.

1.1.95   "**Enterprises USA**" means Automation Tooling Systems Enterprises, Inc., a corporation incorporated under the laws of the State of Delaware.

1.1.96   "**Equity Interests**" means, with respect to any Person, any and all present and future shares, units, trust units, partnership, membership or other interests, participations or other equivalent rights in the Person's equity or capital, however designated and whether voting or non-voting, and warrants, options or other rights to acquire any of the foregoing and securities convertible into or exchangeable for any of the foregoing.

1.1.97   "**Equivalent Amount**" means, with respect to an amount in one currency, the amount in another currency that could be purchased by the amount in the first currency determined by reference to the Exchange Rate at the time of determination.

1.1.98   "**Erroneous Payment**" has the meaning assigned to it in Section 9.6.1.

1.1.99   "**Erroneous Payment Deficiency Assignment**" has the meaning assigned to it in Section 9.6.4(i).

1.1.100   "**Erroneous Payment Impacted Class**" has the meaning assigned to it in Section 9.6.4(i).

1.1.101   "**Erroneous Payment Return Deficiency**" has the meaning assigned to it in Section 9.6.4(i).

1.1.102   "**Erroneous Payment Subrogation Rights**" has the meaning assigned to it in Section 9.6.5.

1.1.103   "**EURIBOR Rate**" means, for any EURIBOR Period and EURIBOR Advance, either:

(a) the applicable Screen Rate as of that day at 11:00 AM EST for Euro and for a period equal in length to the EURIBOR Period; or

(b) as otherwise determined pursuant to Section 5.19;

and if, in either case, that rate is less than zero, EURIBOR shall be deemed to be zero.

1.1.104   "**EURIBOR Advance**" means an Advance in Euros bearing interest based on EURIBOR Rate.

1.1.105   "**EURIBOR Loan**" means a Loan denominated in Euros which bears interest at a rate based upon the EURIBOR.

1.1.106   "**EURIBOR Period**" means the period selected by a Borrower for a EURIBOR Advance or the period applicable to the EURIBOR Advance under the terms of this Agreement.

1.1.107   "**Euros**" and "**EUR**" mean units of the single currency adopted by certain member states of the European Union in accordance with legislation of the European Union relating to European Economic and Monetary Union.

1.1.108   "**Event of Default**" is defined in Section 8.1.

1.1.109   "**Exchange Rate**" means the Agent's mid rate (i.e., the average of the Agent's spot buying and selling rates) for converting one currency to another currency at the relevant time. For the purpose of calculating any standby fee, or if the Exchange Rate is being determined at any time in respect of a previous day, the exchange rate most recently published by the Bank of Canada as of that day will be used instead of the Agent's mid rate.

1.1.110   "**Excluded Swap Obligation**" means, with respect to any Obligor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Obligor of, or the grant by such Obligor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the U.S. Commodity Exchange Act or any rule, regulation or order of the U.S. Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Obligor's failure for any reason to constitute an "eligible contract participant" as defined in the U.S. Commodity Exchange Act and the regulations thereunder at the time of guarantee of such Obligor or the grant of such security interest becomes effective with respect to such related Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal or unlawful under the U.S. Commodity Exchange Act or any rule, regulation or order of the U.S. Commodity Futures Trading Commission (or any application or official interpretation of any thereof).

1.1.111   "**Excluded Taxes**" is defined in the Provisions.

1.1.112   "**Executive Order**" means the US Executive Order No. 13224 on Blocking Property and Prohibiting Transactions with Persons who commit, Threaten to Commit, or Support Terrorism.

1.1.113   "**Existing Credit Agreement**" has the meaning ascribed thereto in the Recitals.

1.1.114   "**Extension Request**" has the meaning ascribed thereto in Section 2.5.

1.1.115   "**FATCA**" means Sections 1471 through 1474 of the Internal Revenue Code of the United States of America, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code of the United States or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Internal Revenue Code of the United States of America.

1.1.116   "**Federal Funds Effective Rate**" means, for any period, a fluctuating interest rate per annum equal, for each day during the period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for the day (or, if the day is not a Banking Day, for the first preceding Banking Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the average of the quotations for that day for such transactions received by the Agent from three United States Federal Funds brokers of recognized standing selected by the Agent, acting reasonably. Notwithstanding the foregoing, if the Federal Funds Effective Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

1.1.117   "**Federal Reserve Board**" means the Board of Governors of the Federal Reserve System of the United States (or any successor thereto).

1.1.118   "**Fee Agreements**" means each of (i) the fee letter dated as of July 29, 2020 from the Agent to the Borrowers, which provides, among other things, that certain fees are payable by the Borrowers to the Agent in respect of the Credit,, and (ii) the fee letter dated as of the date hereof from the Agent to the Borrowers, which provides, among other things, that certain fees are payable by the Borrowers to the Agent on behalf of the Lenders in respect of the Credit, as each may be further amended, supplemented, restated and replaced from time to time.

1.1.119   "**Financial Covenants**" means the financial covenants in Section 7.1.

1.1.120   "**Floor**" means a rate of interest equal to 0%.

1.1.121   "**Foreign Lender**" is defined in the Provisions.

1.1.122   "**Former Lender**" is defined in Section 3.2.1(b).

1.1.123   "**Fund**" is defined in the Provisions.

1.1.124   "**GAAP**" means International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board in effect and adopted in Canada from time to time and consistently applied as of the date of determination; provided that, for the purposes of determining compliance with the financial covenants herein, "GAAP" means GAAP as at the date hereof, subject to Section 1.6.

1.1.125 "**Governmental Authority**" is defined in the Provisions.

1.1.126 "**Guarantor**" means (A) each Borrower in respect of the Obligations and the Other Secured Obligations of a Restricted Party other than such Borrower as provided in Section 3.1.1(d), (B) the Required Subsidiaries, (C) each other Subsidiary of ATS required to provide a guarantee pursuant to Section 3.1.2 and (D) each other Subsidiary designated a guarantor pursuant to Section 3.1.5 unless the Borrowers shall have revoked the designation of such Subsidiary as a Guarantor in accordance with Section 3.1.5.

1.1.127 "**Hazardous Materials**" means any hazardous substance or any pollutant or contaminant, toxic or dangerous waste, substance or material, as defined in or regulated by any Applicable Law or Governmental Authority from time to time, including friable asbestos and poly-chlorinated biphenyls.

1.1.128 "**High Yield Debt**" means (a) ATS's senior notes due in 2028 in a principal amount of US\$350,000,000 issued substantially in accordance with the senior notes indenture dated as of December 29, 2020 and supplemental indenture dated as of February 8, 2021, copies of which have been provided to the Agent, (b) ATS's senior notes due in 2032 in a principal amount of C\$600,000,000 issued substantially in accordance with the senior notes indenture dated as of August 21, 2024 and supplemental indenture dated as of December 19, 2024, copies of which have been provided to the Agent, and (c) other Debt incurred by any Obligor, provided in each case that (i) such Debt is unsecured (ii) such Debt shall have a bullet maturity date which shall be not earlier than six months after the Maturity Date (provided that to the extent the Maturity Date is extended beyond the Maturity Date established on the date of this Agreement, then the reference to Maturity Date in this Section 1.1.128 shall mean the Maturity Date then in effect on the date such High Yield Debt is incurred), (iii) the terms of such Debt shall be customary market terms for similar Debt provided that, as a whole, such terms shall be no more onerous than those set forth in the Loan Documents and any financial tests shall be on an incurrence basis and (iv) before and immediately following the incurrence of such Debt, the Borrowers shall be in pro forma compliance with the requirements set out herein in respect of both the Senior Net Funded Debt to EBITDA Ratio and the Total Net Funded Debt to EBITDA Ratio.

1.1.129 "**Hostile Acquisition**" means an Acquisition of publically traded Equity Interests through a takeover bid the acceptance of which has not been recommended by the board of directors (or Persons performing similar functions) of the issuer of the Equity Interests being acquired.

1.1.130 "**Increase Effective Date**" is defined in Section 2.2.4.

1.1.131 "**Indemnified Taxes**" is defined in the Provisions.

1.1.132 "**Intellectual Property**" means patents, trademarks, service marks, trade names, copyrights, trade secrets, industrial designs and other similar rights.

1.1.133   "**Interbank Reference Rate**" means, in respect of any currency, the interest rate expressed as a percentage per annum which is determined by the Agent at any time in accordance with banking industry rules on interbank compensation for use when calculating interest due by it or owing to it arising from correction of errors in transactions in that currency between it and other banks.

1.1.134   "**Intercorporate Obligations**" means all present and future debts, liabilities and obligations of any kind owing or remaining unpaid by any Restricted Party to another Restricted Party in respect of loans or advances made by the first Restricted Party to the other Restricted Party.

1.1.135   "**Intercreditor Agreements**" means any intercreditor, subordination or postponement agreement that may be entered into from time to time which provides for the terms of subordination, ranking or priority of any other Debt in relation to any of the Obligations or the Other Secured Obligations, including all subordination or postponement provisions relating thereto contained in any Loan Document.

1.1.136   "**Interest Coverage Ratio**" means, for any period, the ratio of (a) EBITDA to (b) Cash Interest Expense, calculated for ATS on a consolidated basis in accordance with GAAP.

1.1.137   "**Interest Payment Date**" means the 22nd day of each calendar month or, if that is not a Banking Day, the next succeeding Banking Day.

1.1.138   "**Interest Period**" means the Term SOFR Reference Period, Term CORRA Period, Daily Compounded CORRA Period, SONIA Period or the EURIBOR Period, as applicable.

1.1.139   "**Internal Revenue Code**" means the United States Internal Revenue Code 1986 (26 U.S.C. §§ 1 et seq.).

1.1.140   "**ISDA Definitions**" means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

1.1.141   "**Issuing Bank**" is defined in the Provisions. For the time being, subject to Section 5.1.5, each of the Lenders set out on Schedule L, as such Schedule may be amended from time to time by the Agent, will be an Issuing Bank. Any reference to "the Issuing Bank" shall be a reference to the applicable Issuing Bank as the context requires. The Agent may amend Schedule L with the consent of the Borrowers, the Required Lenders, the Agent and, in the case of a Lender becoming an Issuing Bank, any Lender being added as an Issuing Bank, each acting reasonably.

1.1.142   "**Joint Venture Investment**" means an investment made by a Restricted Party in 50% of the Equity Interests of a Person or any other Acquisition of a business and/or Property by a Restricted Party pursuant to which the Restricted Party has agreed with another Person to the joint operation and co-ownership (50%) of such business and/or Property.

1.1.143 "**L/C**" or "**Letter of Credit**" means a standby letter of credit, letter of guarantee or commercial letter of credit denominated in Canadian Dollars, US Dollars, Euros or another currency acceptable to the Issuing Bank, in a form satisfactory to the Issuing Bank, issued by the Issuing Bank at the request of a Borrower in favour of a third Person to secure the payment or performance of an obligation to the third Person.

1.1.144 "**L/C Fees**" means the fee payable with respect to an L/C that is calculated in accordance with Section 5.13.

1.1.145 "**L/C Payment Date**" means the 22nd day of the calendar month in which a fiscal quarter of ATS ends or, if that is not a Banking Day, the next succeeding Banking Day.

1.1.146 "**Lenders**" means each of the Persons listed on Schedule B and other lenders that from time to time become Lenders in accordance with Section 10 of the Provisions, including the Revolving Lenders, the Term Lenders, the Issuing Bank, and "Lender" means any one of them; provided that for the purpose of identifying the Persons entitled to share in the Security under, and in accordance with the provisions of this Agreement and the Security, and for no other purpose, the term "Lenders" shall also include the Affiliates of the Lender that enter into Other Secured Obligations with an Obligor as contemplated hereunder.

1.1.147 "**Lending Office**" means, as to any Lender, the office or offices from which it makes Advances and receives payments pursuant to this Agreement from time to time.

1.1.148 "**Lien**" means:

(a) with respect to any Property, any mortgage, debenture, deed of trust, lien, pledge, hypothec, hypothecation, lien, charge, assignment by way of security, consignment, security interest, royalty interest, defect of title or right to set off in, on or of the Property;

(b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease) having substantially the same economic effect as any of the foregoing, relating to any Property;

(c) with respect to securities, any purchase option, call or similar right of a third party in respect of the securities;

(d) any netting or set-off arrangement (except one arising by operation of law in the Ordinary Course), defeasance arrangement or reciprocal fee arrangement; and

(e) any other arrangement having the effect of granting a lien.

1.1.149 "**Loan**" is defined in the Provisions.

1.1.150   "**Loan Documents**" means this Agreement, the Security, the Disclosure Certificate, the Fee Agreements and all other documents, agreements, instruments and certificates relating to the Credit.

1.1.151   "**Main Tranche**" is defined in Section 2.1.1.

1.1.152   "**Majority Controlled Investment**" means an investment made by a Restricted Party in less than 100% of the Equity Interests of a Person which results in the Restricted Party Controlling such Person.

1.1.153   "**Margin Stock**" means "margin stock" as defined in Regulation U.

1.1.154   "**Material Adverse Effect**" means (a) a material adverse change in, or a material adverse effect upon, the operations, business, Property (or value thereof), financial condition or operating results of ATS and its Subsidiaries taken as a whole (including for clarity, any Discontinued Entity); or (b) a material impairment of the ability of the Borrowers or any of their Subsidiaries to perform in any material respect their obligations under any Loan Document.

1.1.155   "**Material Contract**" means any Contract to which a Restricted Party is a party that, if terminated, would materially impair the ability of the Restricted Parties as a whole to carry on business in the Ordinary Course or would have a Material Adverse Effect.

1.1.156   "**Material Permit**" means any Permit issued to a Restricted Party that, if terminated, would materially impair the ability of the Restricted Parties as a whole to carry on business in the ordinary course or would have a Material Adverse Effect.

1.1.157   "**Maturity Date**" means the earlier of (i) December 4, 2029, and (ii) the Springing Maturity Date, or, if applicable, such other date as may be established as the Maturity Date pursuant to any Maturity Date Extension.

1.1.158   "**Maturity Date Extension**" has the meaning ascribed thereto in Section 2.5.

1.1.159   "**Minority Investment**" means an investment made by a Restricted Party in less than 100% of the Equity Interest of a Person which does not result in the Restricted Party Controlling such Person.

1.1.160   "**Moody's**" means Moody's Investors Service, or any successor to it.

1.1.161   "**New Lender**" is defined in Section 2.2.3.

1.1.162   "**Non-Financial L/Cs**" mean L/Cs under the Credit used to provide performance guarantees in connection with the Restricted Parties' contracts with customers.

1.1.163   "**Non-Obligor Bi-Lateral L/C**" means a standby letter of credit, letter of guarantee or commercial letter of credit issued pursuant to an agreement, other than this Agreement, by a Lender or an Affiliate of a Lender for the account of a Non-Obligor in favour of a third Person to secure the payment or performance of an obligation to the third Person.

1.1.164 "**Non-Obligors**" means, at any time, all Subsidiaries of ATS that are not then either Obligors or Discontinued Entities.

1.1.165 "**Obligations**" means all obligations of the Borrowers to the Lenders under or in connection with this Agreement, including all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Borrowers to the Lenders in any currency or remaining unpaid by the Borrowers to the Lenders in any currency under or in connection with this Agreement, whether arising from dealings between the Lenders and the Borrowers or from any other dealings or proceedings by which the Lenders may be or become in any manner whatever creditors of the Borrowers under or in connection with this Agreement, and wherever incurred, and whether incurred by the Borrowers alone or with another or others and whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses. In this definition, the "Lenders" means the Lenders, or any of them.

1.1.166 "**Obligors**" is defined in the Provisions and references to "the Obligors" shall be interpreted to mean "the Obligors or any one of them". At the date of this Agreement, the Obligors are ATS Corporation (formerly ATS Automation Tooling Systems Inc.), Automation Tooling Systems Enterprises, Inc., ATS Ohio, Inc., ATS Assembly and Test, Inc., ATS Automation LLC (formerly ATS Sortimat USA, LLC), ATS Automation Tooling Systems GmbH, IWK Verpackungstechnik GmbH, Orise GmbH (formerly Process Automation Solutions GmbH), Orise Inc. (formerly Process Automation Solutions, Inc.), Automation Tooling Systems Enterprises GmbH, Olimon Hungary Kft., Automation Tooling Systems Enterprises England Limited, ATS Automation Global Services USA, Inc., PA Solutions, Inc., ATS Industrial Automation Inc., ATS Test Inc., BioDot, Inc., 2269187 Ontario Inc., Illuminate Inc., SP Industries, Inc., ATS Acquisitions USA 2, Inc., ATS Food Technologies Inc., NCC Automated Systems, Inc., IWK Packaging Systems, Inc., Avidity Science Limited, Avidity Science, LLC, Bel-Art Products and Genevac Limited.

1.1.167 "**OFAC**" means the Office of Foreign Assets Control of the United States Department of the Treasury (or any successor thereto).

1.1.168 "**Optional Currency**" means any currency (other than Canadian Dollars, US Dollars, Euros or Sterling).

1.1.169 "**Ordinary Course**" means, with respect to an action taken by any Restricted Party, that the action is consistent with the past practices of the Restricted Parties (or any of them) and is taken in the usual course of the normal day-to-day operations of the Restricted Parties (or any of them). For certainty, dealing with new customers or suppliers or adopting new business methods does not, in itself, constitute a departure from past practice.

1.1.170 "**Other Secured Obligations**" is defined in Section 3.2.1(b).

1.1.171 "**Other Taxes**" is defined in the Provisions.

1.1.172 "**Overdraft Lender**" means the Lender that, subject to Section 5.1.2, makes Advances under the Overdraft Tranche. For the time being, the Overdraft Lender is BNS. If BNS resigns as Overdraft Lender, a successor shall be agreed to by the Borrowers, the Required Lenders and the Agent, acting reasonably, in which case the affected Parties shall coordinate payments in respect of amounts outstanding under the Overdraft Tranche and the Main Tranche to change the adjustments contemplated in Section 5.1.2 to reflect the change in the Overdraft Lender.

1.1.173 "**Overdraft Tranche**" is defined in Sections 2.1.1.

1.1.174 "**Overnight Rate**" means for any day, and from time to time as in effect, the greater of (a) the Bank of Canada overnight rate; and (b) an overnight rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

1.1.175 "**Pari Passu Debt**" means (i) senior secured notes issued by an Obligor from time to time pursuant to a note purchase agreement in form and substance satisfactory to the Agent and the Lenders, acting reasonably, provided in each case that (x) the guarantees and security therefor are no more extensive than the Security in favour of the Agent on behalf of the Lenders, (y) a security sharing or priority agreement in form and substance satisfactory to the Agent and the Required Lenders shall be entered into contemporaneously with the issuance of the applicable notes between inter alia the Agent, the Lenders, the applicable noteholders and any trustee thereof establishing the pari passu ranking of any security and guarantees in respect of such senior secured notes and the Security in favour of the Agent on behalf of the Lenders contemplated herein and permitting the periodic payment of interest on such senior secured notes (z) any such senior secured note shall have a bullet maturity date which shall be at least six months after the Maturity Date, and (ii) the Agent and the Lenders shall have received not less than 30 days prior written notice of the Borrowers' intention to issue such Pari Passu Debt.

1.1.176 "**Participant**" is defined in the Provisions.

1.1.177 "**Parties**" means collectively the Borrowers, the other Obligors (to the extent that they are signatories to this Agreement on the date of this Agreement or become bound by this Agreement as Obligors after the date of this Agreement), the Lenders and the Agent, and "Party" means any one of them.

1.1.178 "**Payment Recipient**" has the meaning assigned to it in Section 9.6.1.

1.1.179 "**Pension Plan**" means (i) a "pension plan" or "plan" which is subject to the funding requirements of applicable pension benefits legislation in any jurisdiction of Canada and is applicable to employees resident in Canada of any Restricted Party, or (ii) any pension benefit plan or similar arrangement applicable to employees of any Restricted Party.

1.1.180 "**Permits**" means franchises, licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, orders, judgments, rulings, directives, permits and other approvals, obtained from or required by a Governmental Authority.

1.1.181 "**Permitted Acquisition**" means any Acquisition by a Restricted Party if:

(a) the Obligors comply with Section 3.1 in connection with Subsidiaries, Equity Interests and other Property that are acquired;

(b) no Default or Event of Default has occurred and is continuing or would result from the Acquisition;

(c) without limiting (b), the Acquisition would not result in a breach of any of the representations, warranties or covenants in this Agreement or any other Loan Document after giving effect to such Acquisition;

(d) ATS shall be in *pro forma* compliance with Section 7.1 after giving effect to such Acquisition;

(e) if the Acquisition is of publicly traded Equity Interests through a takeover bid, the acceptance of the bid has been recommended by the board of directors (or Persons performing similar functions) of the issuer of the Equity Interests being acquired, or if such Acquisition is a Hostile Acquisition, the Required Lenders have provided their prior written consent thereto and the Borrowers shall have complied with Section 5.2.1;

(f) at least fifty-one percent (51%) of the business or line of business being acquired (based on revenue) shall be in the Core Business and, to the extent that the Core Business is at any time less than ninety percent (90%) of all businesses or lines of businesses of ATS, calculated on a consolidated basis, in the aggregate (based on consolidated revenue) (the "**90% Threshold**"), ATS shall take such action as it may elect to cause it or its Subsidiaries to achieve the 90% Threshold, including, without limitation, converting such businesses that are not a Core Business into a Core Business or closing or disposing of such businesses that are not Core Business, within eighteen (18) months from the date ATS fails to satisfy the 90% Threshold and, to the extent any businesses or lines of business are disposed of, the net proceeds shall be used to repay the Credit (firstly against the Term Credit, Secondly against the Revolving Credit and thirdly against all other outstanding Obligations) (provided that SOFR Advances, Term CORRA Advances, Daily Compounded CORRA Advances, Daily Simple SONIA Advances and EURIBOR Advances prior to their maturity need not be repaid pursuant to this clause (f) provided no Event of Default has occurred that is continuing), without prejudice to the Borrowers' right to redraw the amount repaid in accordance with this Agreement; and

(g) Majority Controlled Investments, Minority Investments and Joint Venture Investments by a Restricted Party are permitted subject to the conditions set out in (a) through (f) above, provided that the aggregate investment made by all Restricted Parties at any time in Minority Investments shall not exceed in the aggregate for all Restricted Parties the greater of (a) $75,000,000 or (b) 40% of EBITDA for the most recently completed four fiscal quarters of ATS, calculated on a *pro forma* basis where applicable.

In the event ATS has made an election pursuant to Section 7.1.3 with respect to an Acquisition in excess of $75,000,000, the increase to the Financial Covenants shall be deemed to have occurred as of the closing date of such Acquisition and the Financial Covenants as increased pursuant to such election shall be taken into account in determining whether or not, for purposes of Section 1.1.181(b) and 1.1.181(d) above, such Acquisition would cause a Default or Event of Default.

1.1.182   "**Permitted Disposition**" means in relation to Property of a Restricted Party, without duplication:

(a)   Additional Permitted Dispositions;

(b)   dispositions of any business or line of business Acquired pursuant to a Permitted Acquisition and required to be disposed of in accordance with subparagraph (f) of the definition of Permitted Acquisition;

(c)   dispositions required in accordance with a ruling of, or agreement with, a Governmental Authority having jurisdiction relating to competition or anti-trust matters;

(d)   dispositions of Property that is leased back by a Restricted Party, provided that the aggregate value of all Property of the Restricted Parties disposed of and leased back does not exceed $200,000,000 in the aggregate during the term of this Agreement and the lease-backs are on arms' length commercially reasonable terms;

(e)   other dispositions with net proceeds of less than $200,000,000 in any fiscal year of ATS, in the aggregate; and

(f)   other dispositions with the prior written consent of the Required Lenders;

provided that no Additional Permitted Dispositions (except those described in items (a), (b) or (g) of Schedule K) or dispositions otherwise permitted by clause (d) or (e) of this Section 1.1.182 shall be permitted to be made if a Default or Event of Default has occurred and is continuing or would result from the disposition.

1.1.183   "**Permitted Indebtedness**" means, with respect to any Person:

(a)   the Obligations and Other Secured Obligations to the Agent and the Lenders contemplated in this Agreement;

(b)   Debt in connection with (i) purchase money security interest obligations not exceeding at any time the greater of (x) an aggregate amount (for all Restricted Parties) equal to 15% of the EBITDA for the most recently completed four fiscal quarters of ATS, calculated on a *pro forma* basis where applicable, and

(y) an aggregate amount (for all Restricted Parties) equal to $75,000,000, (ii) any liability for other leases incurred pursuant to clause (e) of the definition of "**Debt**";

(c)   Debt owing between Obligors and Debt owing by a Restricted Party to a Non-Obligor provided that in each case such Debt is unsecured (unless otherwise specifically permitted herein), not guaranteed by another Restricted Party (unless otherwise specifically permitted herein), and upon the occurrence of a Default or Event of Default that is continuing, no payments on account of such Debt, whether in respect of principal, interest, fees or otherwise, shall be permitted, as long as the Obligations are outstanding without the prior written consent of the Lenders;

(d)   the Non-Obligor Bi-Lateral L/C Obligations;

(e)   any guarantee provided by a Restricted Party of the obligations of an Obligor in respect of a Permitted Acquisition;

(f)   Debt incurred in connection with the issuance of unsecured convertible debentures so long as such unsecured convertible debentures contain both (a) features permitting the issuer to satisfy ongoing interest obligations and maturing principal by issuing Equity Interests to the debenture holders, and (b) other terms and conditions acceptable to the Agent, giving consideration to market comparables;

(g)   High Yield Debt;

(h)   to the extent not otherwise specifically provided for in paragraphs (a) through (g), Debt owing between Restricted Parties provided no Event of Default under Section 8.1.1(f) exists or would arise as a result of the incurrence of such Debt;

(i)   to the extent not otherwise specifically provided for in (a) through (h) above, any other Debt of a Restricted Party (including Pari Passu Debt and Acquired Debt) not exceeding at any time in the aggregate for all Restricted Parties the greater of (a) $250,000,000 or (b) 50% of EBITDA for the most recently completed four fiscal quarters of ATS, calculated on a *pro forma* basis where applicable; and

(j)   any other debt, liabilities and obligations permitted by the Required Lenders in writing.

1.1.184   "**Permitted Liens**" means, with respect to any Person:

(a)   Liens for taxes, rates, assessments or other charges of Governmental Authorities, charges or levies not yet due, or for which instalments have been paid based on reasonable estimates pending final assessments, or if due or overdue, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person and for which adequate reserves have been made in accordance with GAAP;

(b)   undetermined or inchoate Liens, rights of distress and charges incidental to current operations which have not at such time been filed or exercised (and in the case of a Lien under the *Construction Lien Act* (Ontario), of which none of the Lenders has been given notice), or which relate to obligations not due or payable or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person and for which adequate reserves have been made in accordance with GAAP and, in the case of a Lien registered under the *Construction Lien Act* (Ontario), which has been vacated in accordance with that Act;

(c)   reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable property, or interests therein, which do not materially affect the use of the affected land for the purpose for which it is used by that Person;

(d)   licences, easements, rights-of-way and rights in the nature of easements (including licences, easements, rights-of-way and rights in the nature of easements for sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) and zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, provincial, municipal and other Governmental Authorities which will not materially impair the use of the affected land for the purpose for which it is used by that Person;

(e)   title defects, encroachments or irregularities which are of a minor nature and which in the aggregate will not materially impair the use of the affected property for the purpose for which it is used by that Person;

(f)   the right reserved to or vested in any municipality or Governmental Authority by the terms of any lease, license, franchise, grant or permit acquired by that Person or by any statutory provision to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition to the continuance thereof or to distrain against or to obtain a Lien on any property or asset of either Borrower or its Subsidiaries in the event of failure to make such annual or other periodic payments;

(g)   the Lien resulting from the deposit of cash or securities in connection with contracts, licenses, tenders, expropriation proceedings or similar matters in the Ordinary Course and for the purpose of carrying on the same, or to secure workers' compensation, unemployment insurance, surety or appeal bonds;

(h)   costs of litigation when required by law;

(i)   liens and claims incidental to current construction, mechanics', warehousemen's, bailees', carriers' and other similar liens, including rights of unpaid suppliers, which have not at such time been filed or exercised, or which relate to obligations not due or payable or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person and for which adequate reserves have been made in accordance with GAAP, provided that if any such liens or notices thereof are registered or recorded against title to real property they have been vacated, released or stayed by appropriate proceedings;

(j)   public, statutory and other like obligations incurred in the Ordinary Course;

(k)   security given to a public utility or any municipality or Governmental Authority when required by such utility or authority in connection with the operations of that Person in the Ordinary Course;

(l)   the Lien created by a judgment of a court of competent jurisdiction or other legal proceeding, as long as the judgment is being contested diligently and in good faith by appropriate proceedings or is being satisfied by that Person and has not caused a Default;

(m)   the Security;

(n)   zoning and building by laws and ordinances, municipal by laws, provincial laws and regulations, which do not unreasonably impair the use of real property concerned in the operation of the business conducted on such property;

(o)   covenants restricting or prohibiting access to or from real property abutting on controlled access highways, which do not unreasonably impair the use of the real property concerned in the operation of the business conducted on such real property;

(p)   Liens securing Pari Passu Debt, to the extent the same is Permitted Indebtedness;

(q)   Liens securing purchase money security interests and capital lease obligations to the extent the same is Permitted Indebtedness;

(r)   Liens existing at the time of Acquisition on any Property or asset acquired or leased by a Restricted Party and not created in contemplation of that Acquisition or lease (and including Liens on Property of a Person existing at the time such Person is Acquired by, amalgamated, consolidated or merged with or into, a Restricted Party) provided that (i) such Liens do not at any time extend to any other Property of the Restricted Party, (ii) the aggregate principal amount of Acquired Debt secured by all such Liens does not at any time exceed the lesser of the cost and the fair market value (as determined by the Restricted Party) of such Property at the time of such Acquisition, lease, amalgamation, consolidation or merger and such Acquired Debt is Permitted Indebtedness, and (iii) such Liens are on Property not subject to or required to be subject to the Security in favour of the Agent and the Lenders;

(s)   Liens to customers and/or suppliers in Property being produced for or supplied by those customers and/or suppliers provided such Liens are granted in the Ordinary Course;

(t)   Liens granted by an Obligor in favour of a Borrower;

(u)   Liens securing the obligations of a Restricted Party (including under any guarantee) in connection with any Derivative with a counterparty other than Lenders, whether under an over-the-counter arrangement, in a futures or trading account, or otherwise, provided that any collateral or margin provided by a Restricted Party to secure any obligations of a Restricted Party (including as a guarantor) in respect of such Derivative shall consist only of L/Cs, cash or securities entitlements (to the extent not pledged or required to be pledged pursuant to the Security) or real property located outside of Canada or the United States of America, and provided that the fair market value of the Property that is subject to all such Liens outstanding for all Restricted Parties shall not at any time exceed an amount equal the greater of (x) an aggregate amount (for all Restricted Parties) equal to 10% of the EBITDA for the most recently completed four fiscal quarters of ATS, calculated on a *pro forma* basis where applicable, and (y) an aggregate amount (for all Restricted Parties) equal to $50,000,000;

(v)   Liens securing Permitted Indebtedness not otherwise covered in paragraphs (a) through (v) above provided that such Liens extend only to Property (including for clarity real property) of Non-Obligors or Obligors located outside of Canada or the United States of America and further provided that Liens granted by a Restricted Party in favour of another Restricted Party shall only be permitted pursuant to paragraph (t) above; and

(w)   such other Liens expressly agreed to in writing by the Required Lenders.

1.1.185   "**Person**" is defined in the Provisions, and "**person**" has the same meaning.

1.1.186   "**Pledged Shares**" means the Equity Interests of the Obligors that (i) are incorporated in and/or do business in Canada or the United States of America (other than ATS) or (ii) were previously pledged in favour of the Agent (other than ATS), in which the Obligors have Equity Interests that are pledged as part of the Security from time to time.

1.1.187   "**Post-Increase Lenders**" has the meaning given to it in Section 2.2.4.

1.1.188   "**Pre-Increase Lenders**" has the meaning given to it in Section 2.2.4

1.1.189   "**Prime Rate**" means, on any day, the greater of

(a)   the annual rate of interest announced by the Agent on that day as its reference rate for commercial loans made by it in Canada in Canadian Dollars; and

(b) Adjusted Term CORRA for an interest period of one month in effect from time to time plus 1% (100 basis points) per annum,

provided that if such rate shall be less than the Floor, it shall be deemed to be the Floor for the purposes of this Agreement, plus 1% (100 basis points) per annum.

1.1.190 "**Prime Rate Advance**" means an Advance in Canadian Dollars bearing interest based on the Prime Rate and includes deemed Prime Rate Advances.

1.1.191 "**Property**" means, with respect to any Person, any or all of its present and future undertaking, property and assets, whether tangible or intangible, and includes rights under Contracts and Permits.

1.1.192 "**Provisions**" means the model credit agreement provisions attached as Schedule A.

1.1.193 "*QFC*" has the meaning assigned to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

1.1.194 "**Real Property**" means, collectively, all right, title and interest (whether as owner, lessor or lessee) in and to any and all parcels of or interests in real property owned in fee, as freehold, or leased by any Obligor, whether by lease, license, easement or other means, together with, in each case, all easements hereditaments and appurtenances relating thereto, all buildings, structures, parking areas or other improvements thereon and appurtenant fixtures incidental to the ownership, lease or operation thereof.

1.1.195 "**Register**" is defined in section 10(c) of the Provisions.

1.1.196 "**Regulation T**" "**Regulation U**" or "**Regulation X**" means Regulation T, U or X, as the case may be, of the Federal Reserve Board, as from time to time in effect and all official rulings and interpretations thereunder or thereof.

1.1.197 "**Related Parties**" is defined in the Provisions.

1.1.198 "**Relevant Governmental Body**" means (i) with respect to a Benchmark Replacement in respect of Loans denominated in dollars, the Board of Governors of the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve Board and/or the Federal Reserve Bank of New York or, in each case, any successor thereto, (ii) with respect to a Benchmark Replacement in respect of Loans denominated in Sterling, the Bank of England, or a committee officially endorsed or convened by the Bank of England or, in each case, any successor thereto and (iii) with respect to a Benchmark Replacement in respect of Loans denominated in Euros, the European Central Bank, or a committee officially endorsed or convened by the European Central Bank or, in each case, any successor thereto.

1.1.199 "**Representatives**" means, with respect to any Party, its Affiliates and, if applicable, its and their respective directors, officers, employees, agents and other representatives and advisors.

1.1.200 "**Required Lenders**" means all of the Lenders, if there are two Lenders or fewer, and otherwise means a minimum of two Lenders holding, in the aggregate, a minimum of 50.1% of the outstanding amount of the Commitments or if the total Commitments have been reduced to zero, Lenders whose outstanding Advances aggregate more than 50.1% of all outstanding Advances of all Lenders; provided that the total of Commitments of each Defaulting Lender and outstanding Advances from all such Defaulting Lenders shall be excluded for the purposes hereof in making a determination of Required Lenders; for the purposes of this definition, the aggregate principal amount of Advances owing to the Overdraft Lender and of Advances by way of L/Cs to the Issuing Bank shall be considered to be owed to the Lenders, as the case may be, rateably in accordance with their respective Applicable Percentage in the Credit.

1.1.201 "**Required Subsidiaries**" means at all times, (i) any Subsidiary of ATS deemed to be a Required Subsidiary pursuant to Section 7.5.4 and (ii) any Subsidiary of ATS that is required to become a Guarantor pursuant to Section 3.1.2.

1.1.202 "**Restricted Parties**" means, collectively, the Obligors and the Non-Obligors.

1.1.203 "**Revolving Credit**" means the committed revolving credit in the maximum principal amount of up to $900,000,000 (or the Equivalent Amount in any other available currency hereunder) continued in favour of the Borrowers pursuant to Section 2.1.

1.1.204 "**Revolving Lenders**" means the Lenders who have provided Commitments relating to the Revolving Credit as specified in Schedule B.

1.1.205 "**S&P**" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., or any successor to it.

1.1.206 "**Screen Rate**" means in relation to EURIBOR Rate for Euros, the rate of interest per annum determined by the Agent for a particular Interest Period to be the rate of interest per annum that appears as such for such Interest Period on the Refinitiv Monitor Money Rates Services screen EURIBOR01 at 11:00 a.m. (Brussels time) on the second Banking Day prior to the commencement of such Interest Period or if such rate does not appear on such Refinitiv Monitor Money Rates Services screen at such time or such screen or a substitute therefor is not available at such time, the arithmetic average (rounded upwards to the nearest 1/16 of 1%) of the rates of interest per annum, calculated on an actual/360 convention basis, at which The Bank of Nova Scotia are offered deposits of Euros by prime banks in the European interbank market at approximately 11:00 a.m. (Brussels time) on the second Banking Day prior to the commencement of such Interest Period in an amount of Euros similar to the principal amount of the applicable Advance and for a deposit period comparable to such Interest Period or on the appropriate page of such other information service which publishes that rate from time to time in place of Refinitiv Monitor Money Rates Services. If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Borrowers.

1.1.207 "**Secured Parties**" means the Agent, the Lenders and any Person to whom Other Secured Obligations are owed including Affiliates of Lenders, Former Lenders and Affiliates of Former Lenders in accordance with Section 3.2.1.

1.1.208 "**Security**" means all security documents and guarantees and indemnities made by the Obligors or other Persons in favour of or for the benefit of the Agent and the Lenders, securing or intended to secure or support the repayment of the Obligations and the Other Secured Obligations, including the security, documents, guarantees and indemnities described in Section 3.1.

1.1.209 "**Senior Net Funded Debt to EBITDA Ratio**" means, at any time, the ratio of (a) the aggregate at that time of all Debt of ATS on a consolidated basis, less High Yield Debt, Permitted Indebtedness described in Section 1.1.183(f) and any other part of such Debt not ranking, or capable of ranking, senior to or *pari passu* with the Obligations, and less Unrestricted Cash maintained by Restricted Parties to (b) EBITDA for ATS's four most recently completed fiscal quarters.

1.1.210 "**SOFR**" means, with respect to any Banking Day, a rate per annum equal to the secured overnight financing rate for such Banking Day published by the SOFR Administrator on the SOFR Administrator's Website.

1.1.211 "**SOFR Administrator**" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

1.1.212 "**SOFR Administrator's Website**" means the Federal Reserve Bank of New York's website, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

1.1.213 "**SOFR Advance**" means an Advance denominated in US Dollars which bears interest at a rate based on Adjusted Term SOFR.

1.1.214 "**SONIA**" means, with respect to any Banking Day, a rate per annum equal to the Sterling Overnight Index Average for such Banking Day published by the SONIA Administrator on the SONIA Administrator's Website.

1.1.215 "**SONIA Administrator**" means the Bank of England (or any successor administrator of the Sterling Overnight Index Average).

1.1.216 "**SONIA Administrator's Website**" means the Bank of England's website, currently at http://www.bankofengland.co.uk, or any successor source for the Sterling Overnight Index Average identified as such by the SONIA Administrator from time to time.

1.1.217 "**SONIA Period**" means the period selected by a Borrower for a Daily Simple SONIA Advance or the period applicable to the Daily Simple SONIA Advance under the terms of this Agreement.

1.1.218   "**Springing Maturity Date**" means the date that is 91 days prior to the scheduled maturity date of any High Yield Debt in excess of $100,000,000 in the aggregate (such date, the "*Early Maturity Date*"); <u>provided</u> that no Springing Maturity Date shall occur if, on or prior to the Early Maturity Date, such High Yield Debt is refinanced such that the maturity date of any Debt that refinances such High Yield Debt is on or after 91 days after the Maturity Date.

1.1.219   "**Statutory Plan**" means the Canada Pension Plan, Quebec Pension Plan and any equivalent plan maintained in any other jurisdiction to which any Restricted Party is required by statute to remit contributions on its behalf and/or on behalf of any employees.

1.1.220   "**Sterling**" and "**£**" shall be construed as a reference to the lawful currency of the United Kingdom.

1.1.221   "**Subsidiary**" of a Person means any Person Controlled by the first Person or by any Subsidiary of the first Person.

1.1.222   "**Swap Agreement**" means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; <u>provided</u> that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of either Borrower or its Subsidiaries shall be a Swap Agreement.

1.1.223   "**Swap Obligation**" means, with respect to any Obligor, any obligation to pay, pledge, transfer or otherwise perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of Section 1a(47) of the US Commodity Exchange Act and related regulations promulgated thereunder by the US Commodity Futures Trading Commission and related regulations promulgated thereunder by the US Commodity Futures Trading Commission.

1.1.224   "**TARGET2**" means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on November 19, 2007.

1.1.225   "**Target Day**" means any day on which TARGET2 is open for the settlement of payments in Euros.

1.1.226   "**Taxes**" is defined in the Provisions.

1.1.227   "**Term CORRA**" means, for any calculation with respect to a Term CORRA Advance, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the "**Periodic Term CORRA Determination Day**") that is two (2) Banking Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00

p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Canadian Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Banking Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Banking Day is not more than three (3) Banking Days prior to such Periodic Term CORRA Determination Day; provided, further, that if Term CORRA shall ever be less than the Floor, then Term CORRA shall be deemed to be the Floor.

1.1.228 "**Term CORRA Adjustment**" means a percentage equal to (i) 0.29547% (29.547 basis points) per annum for an Interest Period applicable to Adjusted Term CORRA of one-month's duration and (ii) 0.32138% (32.138 basis points) per annum for an Interest Period applicable to Adjusted Term CORRA of three-months' duration.

1.1.229 "**Term CORRA Administrator**" means Candeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator.

1.1.230 "**Term CORRA Advance**" means an Advance denominated in Canadian Dollars which bears interest at a rate based on Adjusted Term CORRA.

1.1.231 "**Term CORRA Period**" means the period selected by a Borrower for a Term CORRA Advance or the period applicable to the Term CORRA Advance under the terms of this Agreement.

1.1.232 "**Term CORRA Reference Rate**" means the forward-looking term rate based on CORRA.

1.1.233 "**Term Credit**" means the committed non-revolving credit in the maximum principal amount of up to $150,000,000 established in favour of the Term Credit Borrowers pursuant to Section 2.1.2, subject to any reduction or further increase therein in accordance with the terms hereof.

1.1.234 "**Term Credit Borrowers**" means ATS and Enterprises USA, and "**Term Credit Borrower**" means any one of them, as applicable.

1.1.235 "**Term Lenders**" means the Lenders who have provided Commitments relating to the Term Credit as specified in Schedule B.

1.1.236 "**Term SOFR**" means, for any calculation with respect to a SOFR Advance, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the "**Periodic Term SOFR Determination Day**") that is two (2) US Government Securities Banking Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the

Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding US Government Securities Banking Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding US Government Securities Banking Day is not more than three (3) US Government Securities Banking Days prior to such Periodic Term SOFR Determination Day; provided, further, that if Term SOFR determined as provided above (including pursuant to the proviso above) shall ever be less than zero, then Term SOFR shall be deemed to be zero.

1.1.237 "**Term SOFR Adjustment**" means, for any calculation with respect to a SOFR Advance, a percentage per annum equal to 0.10%.

1.1.238 "**Term SOFR Administrator**" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

1.1.239 "**Term SOFR Reference Period**" means the period selected by a Borrower for a SOFR Advance or the period applicable to the SOFR Advance under the terms of this Agreement.

1.1.240 "**Term SOFR Reference Rate**" means the forward-looking term rate based on SOFR.

1.1.241 "**Total Interest Expense**" means, for any particular period the aggregate expense incurred by ATS on a consolidated basis for interest and equivalent costs of borrowing, including:

(a)   the interest portion of any capital lease; and

(b)   all fees and other compensation paid to any Person that constitute interest under GAAP, other than upfront fees paid to the Agent or Lenders;

in each case whether or not actually paid (unless paid by the issuance of securities constituting Debt) and calculated in accordance with GAAP.

1.1.242 "**Total Net Funded Debt to EBITDA Ratio**" means, at any time, the ratio of (a) the aggregate at that time, without duplication, of all Debt of ATS on a consolidated basis (excluding Permitted Indebtedness described in Section 1.1.183(f)) net of Unrestricted Cash maintained by Restricted Parties to (b) EBITDA for ATS's four most recently completed fiscal quarters.

1.1.243 "**Unadjusted Benchmark Replacement**" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

1.1.244 "**Unrestricted Cash**" being cash that (i) is readily available to be spent for any purpose and (ii) has not been pledged as collateral, other than pursuant to general security agreements granted in favour of the Agent, for a debt obligation or other purpose.

1.1.245　"**US Dollars**", "**US$**" and "**USD**" mean the lawful currency of the United States of America.

1.1.246　"**US Government Securities Banking Day**" means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for the purposes of trading in United States government securities.

1.1.247　"**USA Patriot Act**" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 of the United States.

1.1.248　"**Welfare Plan**" means any deferred compensation, bonus, share option or purchase, savings, retirement savings, retirement benefit, profit sharing, medical, health, hospitalization, insurance or any other benefit, program, agreement or arrangement, funded or unfunded, formal or informal, written or unwritten, that is applicable to any current or former employee, director, officer, shareholder, consultant or independent contractor of any Restricted Party, or any dependent of any of them, except a Pension Plan or a Statutory Plan.

1.1.249　"**Write-Down and Conversion Powers**" means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

1.2　Construction.

This Agreement has been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of this Agreement.

1.3　Certain Rules of Interpretation.

In this Agreement:

1.3.1　The division into articles and sections and the insertion of headings and the Table of Contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

1.3.2　Unless specified otherwise or the context otherwise requires:

(a)　"the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of";

(b)　all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars, but compliance with any representation, covenant or other limit that refers to a minimum or maximum amount in Canadian Dollars will be determined by taking into account the Equivalent Amounts in other currencies at the time of calculation; and

(c)   all references to specific times are references to Toronto time.

1.3.3   Other rules of interpretation are found in Section 2 of the Provisions. Any cross-reference to the Provisions in this Agreement is for convenience of reference only and shall not affect the interpretation of the Provisions that are referred to.

1.4   Knowledge.

In this Agreement, any reference to the knowledge of any Party means to the best of the knowledge, information and belief of the Party after reviewing all relevant records and making due inquiries regarding the relevant matter of all relevant Representatives of the Party.

1.5   Performance on Banking Days.

If any action is required to be taken pursuant to any Loan Document on or by a specified date that is not a Banking Day, the action is valid if taken on or by the next Banking Day, except that in the case of a payment, if the next Banking Day is in a different calendar month then the payment shall be made on the preceding Banking Day.

1.6   Accounting Terms.

1.6.1   All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP. If there is any change by the Borrowers from the accounting policies, practices and calculation methods used by the Borrowers in preparing its financial statements for its fiscal year ended March 31, 2025, including in the event of a change in GAAP, the Borrowers shall provide the Agent and the Lenders with all information that the Lenders require to ensure that reports provided to the Lenders after any change are comparable to previous reports. In addition, all calculations made for the purposes of this Agreement shall continue to be made based on the accounting policies, practices and calculation methods that were used in preparing the Borrowers' financial statements for its fiscal year ended March 31, 2025 if the changed policies, practices and methods would materially affect the results of those calculations. The Borrowers and the Agent (with the approval of the Required Lenders) shall use commercially reasonable efforts to negotiate in good faith amendments to the provisions of this Agreement that are affected by any changed policies, practices and methods with the intent of having the respective positions of the Obligors and the Lenders (after such coming into force of such changed policies, practices and methods) conform as nearly as possible to their respective positions under this Agreement immediately prior to such coming into force of such changed policies, practices and methods.

1.7   Acknowledgement and Consent to Bail-In.

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each Party acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)   the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Party that is an EEA Financial Institution; and

(b)   the effects of any Bail-in Action on any such liability, including, if applicable:

(i)   a reduction in full or in part or cancellation of any such liability;

(ii)   a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)   the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

1.8   Permitted Liens.

The designation of a Lien to be a Permitted Lien is not, and shall not be deemed to be, an acknowledgment by the Agent or any Lender that the Lien shall have priority over the Security.

1.9   Amendment and Restatement

1.9.1   This Agreement amends and restates the Existing Credit Agreement in its entirety so as to preserve the perfection and priority of all security interests securing indebtedness and obligations under the Existing Credit Agreement, as amended hereby, and shall not be considered a novation thereof or termination of the obligations and liabilities existing thereunder. This Agreement shall supersede the Existing Credit Agreement insofar as it constitutes the entire agreement between the parties concerning the subject matter of this Agreement. With respect to (i) any date or time period occurring and ending prior to the Closing Date, the rights and obligations of the Parties hereto shall be governed by the Existing Credit Agreement (including, the exhibits and schedules thereto) and the other Loan Documents (as defined therein), which for such purposes shall remain in full force and effect; and (ii) any date or time period occurring or ending on or after the Closing Date, the rights and obligations of the Parties hereto shall be governed by this Agreement (including, the exhibits and Schedules hereto) and the other Loan Documents (as defined herein). Any provision hereof which differs from or is inconsistent with a provision of the Existing Credit Agreement constitutes an amendment to the Existing Credit Agreement with each such amendment being effective as and from the Closing Date. This Agreement will not discharge or constitute a novation of any debt, obligation, covenant or agreement contained in the Existing Credit Agreement or in any Security or other Loan Documents, agreements, certificates, instruments, financing statements and other documents executed and delivered by or on behalf of the parties thereto in respect thereof or in connection therewith, but same shall remain in full force and effect save to the extent same are amended by the provisions of this Agreement and the due authorization, execution and delivery thereof, and all actions heretofore taken in connection therewith, including without limitation (i) all of its payment and performance obligations, contingent or otherwise, under each of the Security and other Loan Documents to which it is a party (after giving effect hereto) and (ii) to the extent such Obligor granted liens on or security interests in any of its property pursuant to such Security or other Loan Document as security for or otherwise guaranteed any of the Obligations under or with respect to the Loan Documents, such guarantee and grant of security interests and liens, are hereby ratified and confirmed in all respects. All representations and warranties set out in this Agreement are freshly made on the date hereof, but nothing herein shall release or otherwise affect the liability of the Borrowers or other Restricted Parties (as applicable) in connection with the representations and warranties provided by them in the Existing Credit Agreement.

1.9.2   Each Obligor hereby represents, warrants, acknowledges and agrees with the Agent that all Security and all other Loan Documents executed and delivered by it to the Agent prior to the date of this Agreement continue in full force and effect and remain valid and enforceable in accordance with their respective terms, save to the extent same are amended by the provisions of this Agreement, and are hereby ratified and confirmed. The execution of this Agreement shall not operate as a waiver of any right, power or remedy of the Agent or any Lender or constitute a waiver of any provision of any Loan Document.

1.9.3   Furthermore, each Obligor hereby confirms, acknowledges and agrees that on and after the Closing Date (a) all guarantees granted by it pursuant to or confirmed by the Existing Credit Agreement that directly or in guarantee and continues to guarantee payment and performance of the Obligations and Other Secured Obligations (in each case as defined herein) of each Borrower (in this Section 1.9, referred to as the "**Guaranteed Obligations**"), (b) all other Security granted by it pursuant to or confirmed by the Existing Credit Agreement secures and continues to secure payment and performance of (1) in the case of the Borrowers, their Obligations as defined in this Agreement, or (2) in the case of the other Obligors, the Guaranteed Obligations, (c) each reference to "Borrower" in the Security or other Loan Documents shall mean and be a reference to the "Borrowers" as defined herein, (d) each reference to "Guarantee" or "Guaranty" in any Security or other Loan Documents shall mean and be a reference to the guarantees delivered under or confirmed by the Existing Credit Agreement and in addition thereto, any guarantees delivered under this Agreement, (e) any reference to Secured Parties in the Security or other Loan Documents shall mean and be a reference to "Secured Parties" as defined herein, and (f) any reference to the Existing Credit Agreement or a credit agreement that was, directly or indirectly, replaced or superseded by the Existing Credit Agreement in any Security or other Loan Document delivered pursuant to any of the foregoing shall be a reference to this Agreement and the Security and other Loan Documents are hereby amended to that effect. The confirmations by each Obligor incorporated in Germany of its Guaranteed Obligations is subject to its guarantee continuing to be restricted as provided in the guarantee, all of which is acknowledged by the Lenders. Notwithstanding anything contained in this Agreement, the Parties acknowledge that, while the pledges of Equity Interests issued by Obligors incorporated in Germany that form part of the Security are confirmed and acknowledged by this Agreement, the German law governed share pledge agreements that create those pledges are expressly not amended by this Agreement.

1.9.4   ATS and Enterprises USA hereby confirm that (i) the guarantee dated November 6, 2012 granted by ATS in favour of the Agent is hereby amended by replacing the reference to "Automation Tooling Systems Enterprises, Inc." with "the Borrowers" in the paragraph on page 2 beginning with "**FOR VALUE RECEIVED**" in such guarantee; and (ii) the guaranty agreement dated November 6, 2012 granted by Enterprises USA in favour of the Agent is hereby amended by replacing the reference to ATS with "the Borrowers" in Section 1(c)(i) of such guaranty agreement.

ARTICLE 2
THE CREDIT

2.1   Amounts and Availment Options

2.1.1   Subject to the terms and conditions of this Agreement, the Revolving Lenders agree to continue to provide, severally (not jointly and not jointly and severally), the revolving credit facility referred to as the Revolving Credit for the use of the Borrowers in the initial aggregate amount of up to $900,000,000 (or the Equivalent Amount in US Dollars, Euros, Sterling or, subject to Section 2.1.4(g), an Optional Currency) as such amount may be increased pursuant to Section 2.2 hereof. Each Revolving Lender's obligation shall be limited to its respective Applicable Percentage of the Revolving Credit. The Revolving Credit consists of a tranche that is referred to as the "**Main Tranche**" initially of up to $870,000,000 (or the Equivalent Amount in US Dollars, Euros, Sterling or, subject to Section 2.1.4(g), an Optional Currency), and a tranche that is referred to as the "**Overdraft Tranche**", of up to $30,000,000 (or the Equivalent Amount in US Dollars). Subject to Section 5.1.2, Advances under the Main Tranche shall be made by the Revolving Lenders and Advances under the Overdraft Tranche shall be made by the Overdraft Lender. The obligations of the Borrowers hereunder shall be joint and several.

2.1.2   Subject to the terms and conditions of this Agreement, the Term Lenders have provided, severally (not jointly and not jointly and severally), the non-revolving credit facility referred to as the Term Credit for the use of the Term Credit Borrowers in the aggregate amount of up to $150,000,000. Each Term Lender's obligation shall be limited to its respective Applicable Percentage of the Term Credit.

2.1.3 The Term Credit was fully drawn on November 4, 2022 and is being rolled over by way of a single Advance on the Closing Date.

2.1.4 At the option of the Borrower, all or a portion of the Main Tranche may be used by:

 (a) requesting the Revolving Lenders to make Prime Rate Advances or Base Rate Advances;

 (b) requesting the Revolving Lenders to make Term CORRA Advances or Daily Compounded CORRA Advances;

 (c) requesting the Revolving Lenders to make SOFR Advances in US Dollars;

 (d) requesting the Revolving Lenders to make Daily Simple SONIA Advance in Sterling;

 (e) requesting the Revolving Lenders to make EURIBOR Advances in Euros;

 (f) requesting that the Issuing Bank issue L/Cs on behalf of the Revolving Lenders; or

 (g) requesting that the Revolving Lenders make Advances in Optional Currencies, as approved by the Agent (acting on the instructions of all the Revolving Lenders) on or prior to receipt by the Agent of the relevant Advance request for that Advance.

2.1.5 The Overdraft Tranche may be used by a Borrower incurring overdrafts in its Canadian Dollar and US Dollar accounts with the Overdraft Lender, which shall be deemed to be Prime Rate Advances and Base Rate Advances, respectively by Overdraft Lender.

2.1.6 At the option of the Term Credit Borrowers, the Term Credit may be used by (a) requesting the Term Lenders to make Prime Rate Advances; or (b) requesting the Term Lenders to make Term CORRA Advances or Daily Compounded CORRA Advances;.

2.1.7 For certainty, any Advance made under the Existing Credit Agreement is deemed to be an Advance hereunder, even if the availment option for such Advance is no longer available hereunder.

2.2 Accordion Feature.

2.2.1 Subject to the terms and conditions hereof, the Borrowers may from time to time make a request of the Lenders to increase the Credit by an amount not exceeding (in respect of all such requests) the aggregate of Four Hundred Million Dollars ($400,000,000) (the "**Accordion Amount**"); provided that (i) the Borrowers shall not make more than two such requests in any one fiscal year of ATS and (ii) the increase in the total Commitments in respect of the Credit pursuant to any such request shall be at least an amount (the "**Accordion Minimum Request**") equal to Twenty Five Million Dollars ($25,000,000) (or the balance of the Accordion Amount if less than Twenty Five Million Dollars). The Borrowers shall make such request by giving notice to the Agent, which notice shall set forth the amount (which shall be no less than the Accordion Minimum Request) of the requested increase (the "**Accordion Requested Increase**") and such other details with respect to such increase as the Agent shall reasonably request. The Agent shall promptly send a copy of such notice to each Lender and each such Lender shall have the right, but not the obligation, to increase its Commitment in respect of the Credit and shall have a period of fifteen (15) days from the date of delivery of such notice to notify the Agent and the Borrowers whether or not such Lender elects to so increase its Commitment in respect of the Credit, and if it does so elect to increase its Commitment, by what amount. If any Lender does not provide such notice within such time, such Lender shall be deemed to have declined to increase its Commitment. Notwithstanding anything to the contrary herein, (A) no Lender shall have any obligation to provide any increase in its Commitment in respect of the Credit and (B) any Lender may increase its respective Commitment without the consent of any other Lender.

2.2.2   If the full amount of the Accordion Requested Increase is met by the Lenders in response to the Borrowers' request pursuant to Section 2.2.1, then subject to Sections 2.2.5 and 2.2.6, the then current maximum amount of the Credit shall be increased on the Increase Effective Date by an amount equal to the Accordion Requested Increase, each of the Commitments of the Lenders in respect of the Credit, shall be increased by the amount agreed to by such Lender (or a lesser amount as allocated by the Agent and the Borrowers to the extent a Lender has agreed to increase its Commitment beyond its Applicable Percentage of the Accordion Requested Increase, and the Lenders have agreed to increase their Commitments in the aggregate in an amount greater than the Accordion Requested Increase), and the Agent shall notify the Borrowers and each of the Lenders to that effect.

2.2.3   To the extent the Accordion Requested Increase is not fully met by the Lenders pursuant to Sections 2.2.1 and 2.2.2, the Borrowers may, to achieve the full amount of the Accordion Requested Increase, invite additional lenders that are not then a party to this Agreement to fund any shortfall (the "**Accordion Shortfall**") in the Accordion Requested Increase. Prior to any such invitation by the Borrowers, the Borrowers shall first submit a list of proposed additional lenders for review and approval by the Agent and the Issuing Bank, which approval shall not be unreasonably withheld or delayed. Should an additional lender be included to fund the Accordion Shortfall, each such lender (a "**New Lender**") shall execute an adhesion agreement in the form attached as Schedule J hereto (the "**Adhesion Agreement**") pursuant to which the New Lender shall agree to become a Lender and be bound by the terms of this Agreement, with an initial Commitment, subject to Sections 2.2.4 and 2.2.5, in the amount set forth in the Adhesion Agreement. The Lenders (other than the Issuing Bank as contemplated above) shall have no right of approval with respect to a New Lender becoming a Lender or the amount of such New Lender's Commitment, provided, however, that the aggregate amount of the Commitments of all New Lenders shall not exceed the then outstanding Accordion Shortfall.

2.2.4   If the Lenders and/or New Lenders have agreed to increase the total Commitments in respect of the Credit in accordance with this Section 2.2, the Agent and the Borrowers shall determine the effective date of such increase (the "**Increase Effective Date**") and the Agent shall promptly notify each of the Lenders, any New Lender, if applicable, and the Borrowers of the final allocation of such increase, and the Increase Effective Date. Subject to the conditions precedent in Section 2.2.5, the then current maximum amount of the Credit shall be increased on the Increase Effective Date by an amount equal to the increase in and additional Commitments agreed to in accordance with this Section 2.2 (or such lesser amount as allocated by the Agent and the Borrowers in the event the agreed to Accordion Requested Increases or additional Commitments are, in the aggregate, greater than the Accordion Amount). On the Increase Effective Date, each of the Lenders having a Commitment in respect of the Credit prior to such Increase Effective Date (the "**Pre-Increase Lenders**") shall assign to any Lender which is providing additional or a new Commitment in respect of the Credit on the Increase Effective Date (the "**Post-Increase Lenders**"), and such Post-Increase Lenders shall purchase from the Pre-Increase Lenders, at the principal or face amount thereof, as applicable, such interests in the Advances and participation interests in Letters of Credit outstanding under the Credit on such Increase Effective Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such Advances and participation interests in Letters of Credit will be held by Pre-Increase Lenders and Post-Increase Lenders in accordance with their Applicable Percentage in respect of the Credit after giving effect to the increase in the total Commitment. If any SOFR Advances, Term CORRA Advances, Daily Compounded CORRA Advances, EURIBOR Advances or Daily Simple SONIA Advances are outstanding on the Increase Effective Date, such SOFR Advances, Term CORRA Advances, Daily Compounded CORRA Advances, EURIBOR Advances and Daily Simple SONIA Advances shall not be broken but instead shall remain outstanding until the maturity of the then current Term SOFR Reference Period, Term CORRA Period, Daily Compounded CORRA Period, SONIA Period or EURIBOR Period maturity date as applicable in accordance with the Applicable Percentages of the Pre-Increase Lenders such that Advances made by a Pre-Increase Lender may be temporarily in excess of its Applicable Percentage. Advances subsequent to the Increase Effective Date shall be funded firstly by the Post-Increase Lenders and subsequent prepayments or cancellations under the Credit shall be applied firstly to Pre-Increase Lenders, in each case until such time as each Lender's Advances are again proportionate to such Lender's Applicable Percentage.

2.2.5   Notwithstanding any other provision hereof, as a condition precedent to any increase in the Credit and any increase in or addition of any Commitment of any Lender pursuant to this Section 2.2, (i) the Agent shall have received, in the event of the addition of a New Lender, the Adhesion Agreement duly executed by the Borrowers and the New Lender, whereupon the Agent and the Issuing Bank shall duly execute the Adhesion Agreement; (ii) the Agent shall have received certified copies of all corporate action taken by each of the Obligors to authorize such increase, and the execution and delivery of any Adhesion Agreement, to the extent applicable; and (iii) at the time of the increase no Default or Event of Default shall have occurred and be continuing or would result from the increase, and the Borrowers shall have delivered to the Agent a currently dated certificate of a senior officer of the Borrowers certifying as to the same.

2.2.6   Following an increase in the maximum amount of the Credit pursuant to this Section 2.2, the Agent shall make such changes as are necessary to Schedule B hereto to reflect the increase in the Commitments.

2.3   Reborrowing.

2.3.1   The Revolving Credit is a revolving credit and the principal amount of any Advance under the Revolving Credit that is repaid or otherwise terminated may be re-borrowed, if the Borrowers are otherwise entitled to an Advance under the Revolving Credit.

2.3.2   The Term Credit is a non-revolving credit and the principal amount of the Advance under the Term Credit that is repaid or otherwise terminated may not be re-borrowed. All Commitments under the Term Credit are cancelled upon repayment.

2.4   Use of the Credit.

2.4.1   The Revolving Credit is a continuation of the credit facility designated as the "Credit" under the Existing Credit Agreement. Subject to Section 2.4.2, the Borrowers may only use the Revolving Credit (i) for general corporate purposes of the Restricted Parties, including working capital purposes and to finance Capital Expenditures, and (ii) to assist with the financing of Permitted Acquisitions.

2.4.2   Advances under the Revolving Credit used to repay Debt advanced by a Non-Obligor to an Obligor shall not exceed $50,000,000 in the aggregate at any time (such amount to be refreshed up to the $50,000,000 maximum upon repayment of Advances under the Revolving Credit from time to time).

2.4.3   The Term Credit Borrowers may only use the Term Credit (i) for general corporate purposes of the Restricted Parties, including working capital purposes and to finance Capital Expenditures, (ii) to assist with the financing of Permitted Acquisitions and (iii) to repay outstanding amounts owing under the Revolving Credit.

2.5   Term, Extension and Repayment.

2.5.1   The Revolving Credit and the Term Credit shall, in any event, be repaid in full and cancelled on or before the Maturity Date. The Borrowers shall deliver Cash Collateral to the Issuing Bank to be held as security for any L/C that remains outstanding on the Maturity Date.

2.5.2   The Borrowers may request, by delivering notice of such request to the Agent in accordance with Section 10.10 at least sixty (60) days prior to the current Maturity Date, a one year extension of the current Maturity Date (an "**Extension Request**"). Any Extension Request requires the approval of the Agent and the Required Lenders, who may in their sole discretion determine not to approve such Extension Request to so extend the Maturity Date.

2.5.3   If the Agent and the Required Lenders have agreed to approve the Extension Request to extend the Maturity Date by one year (an "**Maturity Date Extension**") and a Lender does not consent to a Maturity Date Extension (a "**Non-Consenting Lender**"), the Agent shall promptly give notice thereof to the Borrowers, and the amount of the Advances of such Non-Consenting Lender and any other amounts owing in respect thereof shall be paid to such Non-Consenting Lender on the Maturity Date (prior to the applicable Maturity Date Extension) and any undrawn portion of its Commitment shall be cancelled as of and from such date. At the option of the Borrowers, at any time on or before such next anniversary date:

(a)   such Non-Consenting Lender shall assign its Commitment to, and shall be replaced as a Lender by, one or more Eligible Assignees identified by the Borrowers and acceptable to the Agent, the assignment(s) to which Eligible Assignee(s) shall have been made in accordance with the Provisions; or

(b)   the Borrowers may prepay the Advances and other amounts outstanding under the Credit owing to such Non-Consenting Lender, including principal, interest, fees and any applicable breakage costs, the amount of such Non-Consenting Lender's Commitment shall be reduced accordingly, and the Commitment shall be reduced by a corresponding amount.

2.6   Mandatory Repayments

The Borrowers shall be required to forthwith apply proceeds from insurance and dispositions in accordance with Sections 7.6 and 7.7.

2.7   Interest Rates and Fees

2.7.1   Interest rates on Prime Rate Advances, Term CORRA Advances, Daily Compounded CORRA Advances, Base Rate Advances, SOFR Advances, Daily Simple SONIA Advances, EURIBOR Advances, L/C Fees and the standby fee under the Credit shall be determined and adjusted based on the Total Net Funded Debt to EBITDA Ratio as follows:

[Tables setting out Total Net Funded Debt to EBITDA Ratio and basis points used in calculation of interest rates redacted]

All figures in the table represent basis points per annum. Each of the amounts specified above shall be increased by 200 basis points per annum if an Event of Default has occurred and is continuing, any such increase to begin from the later of (x) the date of the occurrence of such Event of Default and (y) the 30th day prior to the date the Agent notifies the Borrowers of such Event of Default.

2.7.2   Interest shall accrue and be payable on Prime Rate Advances and Base Rate Advances at the Prime Rate or the Base Rate, respectively, plus the relevant figure shown under the heading "Prime Rate and Base Rate" in the table. Interest shall accrue and be payable on SOFR Advances, Term CORRA Advances, Daily Compounded CORRA Advances, Daily Simple SONIA Advances, Overnight Rate Advances and EURIBOR Advances at Adjusted Term SOFR, Adjusted Term CORRA, Adjusted Daily Compounded CORRA, Daily Simple SONIA, Overnight Rate or the EURIBOR Rate, as applicable, plus the relevant figure shown under the heading "Adjusted Term CORRA / Adjusted Daily Compounded CORRA / Adjusted Term SOFR / Daily Simple SONIA / EURIBOR Rate / Overnight Rate" in the table. The rate for calculation of L/C Fees for L/Cs other than Non-Financial L/Cs shall be the relevant figure shown under the heading "L/Cs (other than Non-Financial L/Cs") in the table. The rate for calculation of L/C Fees for Non-Financial L/Cs shall be the relevant figure shown under the heading "Non-Financial L/Cs" in the table.

2.7.3   The Borrowers shall pay a standby fee on the daily unadvanced portions of the Main Tranche and the Overdraft Tranche at the relevant rate shown under the heading "Standby Fee" in the table in Section 2.7.1. The standby fee shall be calculated daily and shall be payable quarterly in arrears on the third Banking Day after the end of each quarter. On final payment of the Obligations under the Revolving Credit, the Borrowers shall also pay any accrued but unpaid standby fees.

2.7.4   As of the date of this Agreement and until the delivery by the Borrowers of the Compliance Certificate for ATS's third fiscal quarter ended December 31, 2025, interest rates and fees shall be set at Tier V. Thereafter, any increase or decrease in the interest rates and fees resulting from a change in the Total Net Funded Debt to EBITDA Ratio shall be effective as of the date on which a Compliance Certificate concerning the calculation of the ratio was due in respect of the end of each of ATS' fiscal quarters, except that if a Compliance Certificate is late, any resulting decrease shall be effective only as of the date that a satisfactory Compliance Certificate is actually received by the Agent.

2.7.5   The Agent shall distribute interest and fees for the Main Tranche to the Revolving Lenders based on their respective Applicable Percentages as adjusted in accordance with Section 5.2. Subject to Section 5.1.2, interest and standby fees for the Overdraft Tranche shall be paid to the Overdraft Lender for its own account. In addition, a fronting fee calculated in the same manner as the L/C Fee but at a rate of *[interest rate redacted]* per annum on the amount of each L/C issued under the Revolving Credit shall be payable to the Issuing Bank for its own account. The Agent shall distribute interest and fees for the Term Credit to the Term Lenders based on their respective Applicable Percentages.

2.8   Other Fees.

The Borrowers shall, concurrently with the execution of this Agreement, pay non-refundable upfront and other fees to the Agent (on behalf of the Lenders, as applicable) in accordance with the Fee Agreements. The Borrowers shall also pay agency and other fees to the Agent in accordance with the Fee Agreements. The processing and recordation fee payable by the assigning Lender to the Agent as contemplated in section 10(b)(vi) of the Provisions is $3,500.

2.9   Exchange Rate Fluctuations.

If fluctuations in rates of exchange in effect between Canadian Dollars and a foreign currency in which Advances are available cause the amount of Advances (expressed in

Canadian Dollars) under the Credit to exceed the maximum amount of the Credit permitted in this Agreement at any time by 5% or more, the Borrowers shall immediately pay the Lenders such amount as is necessary to repay the excess above the permitted maximum amount of the Credit. If the Borrowers or either of them is unable to immediately pay any amount under this Section because Term SOFR Reference Periods, SONIA Periods, EURIBOR Periods, Term CORRA Periods or Daily Compounded CORRA Periods have not ended or L/Cs are outstanding, the Borrowers shall immediately post Cash Collateral with the Agent in the amount of the excess, and that Cash Collateral shall form part of the Security for the Obligations and be held until the amount of the excess is paid in full. If, on the date of any Advance under the Credit (whether by rollover, conversion or otherwise), the amount of Advances (expressed in Canadian Dollars) under the Credit exceeds the maximum amount of the Credit because of fluctuations in rates of exchange, the Borrowers shall immediately pay the Lenders the excess and shall not be entitled to any Advance that would result in the amount of the Credit being exceeded.

2.10 No Set-Off etc.

The obligations of the Borrowers to make payments under this Agreement shall be unconditional and such payments by the Borrowers shall be made strictly in accordance with the terms of this Agreement under all circumstances, without any claim, set-off, defence or other right which the Borrowers or either one of them may have at any time against the Agent a Lender or any other Person or entity, whether in connection with this Agreement or otherwise.

ARTICLE 3
SECURITY

3.1 Security.

3.1.1 The Security includes the following documents and instruments in favour of the Agent for the benefit of the Lenders, the Agent and other Persons to whom Other Secured Obligations are owed, all in form and substance satisfactory to the Lenders, acting reasonably, and subject only to Permitted Liens:

(a) first ranking security in favour of the Agent for the benefit of the Secured Parties on all present and future Property (other than Real Property) of each Obligor that is incorporated in and/or does business in Canada or the United States of America in the form of a general security agreement, fixed and floating charge, security over Intellectual Property and/or other documents that the Agent considers necessary or appropriate to effect that security;

(b) first ranking pledges in favour of the Agent for the benefit of the Secured Parties of all Equity Interests in each Obligor that (i) is incorporated in and/or does business in Canada or the United States of America (other than ATS) or (ii) was previously pledged in favour of the Agent, and that are owned by the Obligors (including ATS) from time to time, together with endorsed stock powers of attorney and share certificates or equivalent;

(c)   unconditional guarantees in favour of the Agent for the benefit of the Secured Parties of the Obligations and Other Secured Obligations by each of the Obligors (excluding the Borrowers) which shall be unlimited except for limits specified in the respective guarantees to reflect Applicable Law; and

(d)   unconditional guarantees by each of the Borrowers in favour of the Agent for the benefit of the Secured Parties of any Obligations and Other Secured Obligations incurred by Obligors other than such Borrower, which shall be unlimited except for limits specified in the respective guarantees to reflect Applicable Law.

3.1.2   Subject to Section 3.1.3, if at any time after the Closing Date,

(a)   ATS owns, establishes or acquires, directly or indirectly, a Subsidiary (including for clarity a Discontinued Entity) (A) that is incorporated and/or does business in Canada or the United States of America and (B) where the EBITDA attributable to such Subsidiary equals or is greater than 10% of the consolidated EBITDA of ATS, as disclosed in the most recent Compliance Certificate delivered by the Borrowers pursuant hereto; and

(b)   a Non-Obligor owes, or Non-Obligors owe, Debt to an Obligor that is not Permitted Indebtedness but would be Permitted Indebtedness if such Non-Obligor or Non-Obligors became Obligors;

then the Borrowers shall cause each such Subsidiary (including in the case of a Subsidiary described in paragraph (b), whether or not it meets the EBITDA threshold in paragraph (a)), to the extent not already a Guarantor, to within 45 days of delivery of the Compliance Certificate referred to in paragraph (a) above or 45 days of the date of the incurrence of such Debt, as applicable, become a Guarantor, and adopt this Agreement by delivering an agreement in the form of Schedule G (Agreement of New Obligor) so as to be bound by all of the terms applicable to Obligors as if it had executed this Agreement as an Obligor, and in each case deliver a guarantee, and in the case of any such Subsidiary that is incorporated in and/or does business in Canada or the United States of America, other security documents, in each case similar to those delivered by other Obligors pursuant to Section 3.1.1 above, which shall become part of the Security. The Borrowers shall also deliver or cause the delivery of a first ranking pledge of all of the Equity Interests of such Subsidiary, to the extent such Subsidiary is incorporated in and/or does business in Canada or the United States of America, that are owned by the Obligors as part of the Security and cause the delivery of such legal opinions and other supporting documents as the Agent may reasonably require.

3.1.3   Section 3.1.2 shall not apply to Subsidiaries that are prohibited by Applicable Law from granting a guarantee and other Security contemplated herein. In such case, such Subsidiary shall be a Non-Obligor as long as the prohibition exists, and its EBITDA shall not be included for the purposes of the calculation of the 70% Threshold (but will be included in the calculation of consolidated EBITDA of ATS for all other purposes provided for in this Agreement). For clarity, the Required Subsidiaries shall at all times be Obligors hereunder.

3.1.4   *[Reserved].*

3.1.5   If the aggregate EBITDA of the Obligors, taken together, does not equal or exceed 70% of consolidated EBITDA of ATS (the "**70% Threshold**"), as disclosed in the most recent Compliance Certificate delivered by the Borrowers pursuant hereto, the Borrowers shall forthwith designate, by written notice to the Agent, such additional Subsidiaries of ATS that are not then Guarantors, with EBITDA which, when added to the aggregate EBITDA of the current Obligors, would meet or exceed the 70% Threshold, and within 45 days of delivery of the applicable Compliance Certificate, the Borrowers shall cause such designated Subsidiaries to become Guarantors and adopt this Agreement by delivering an agreement in the form of Schedule G (Agreement of New Obligor) so as to be bound by all of the terms applicable to Obligors as if it had executed this Agreement as an Obligor, and deliver a guarantee and in the case of any such Subsidiary that is incorporated in and/or does business in Canada or the United States of America, other security documents, in each case similar to those delivered by other Obligors, which guarantee and/or security documents shall become part of the Security. The Borrowers shall also deliver or cause the delivery of a first ranking pledge of all of the Equity Interests of such Subsidiaries, to the extent such Subsidiary is incorporated in and/or does business in Canada or the United States of America, that are owned by an Obligor as part of the Security and cause the delivery of such legal opinions and other supporting documents as the Agent may reasonably require. The Borrowers may, from time to time by written notice to the Agent, remove or replace any Subsidiary previously designated by it pursuant to this Section 3.1.5 or designate a new Subsidiary of ATS to become a Guarantor (such removal, replacement and/or designation to be in the Borrowers' sole discretion) provided that the 70% Threshold continues to be met (as evidenced by the Compliance Certificate delivered for the fiscal quarter ended immediately prior to any such removal or replacement and/or designation), and the Security granted by such Subsidiary no longer designated or replaced shall be released, upon each replacement Subsidiary designee becoming a Guarantor and the Security and other deliverables required hereby satisfied by such replacement Subsidiary. For greater certainty, to the extent that the 70% Threshold is no longer satisfied as evidenced by any subsequent Compliance Certificate, the Borrowers shall, in accordance with this Section 3.1.5, designate those Subsidiaries necessary to meet or exceed the 70% Threshold to become Guarantors and provide Security within the time frame set out above.

3.1.6   Other than the Borrowers, the Required Subsidiaries and the Subsidiaries required to be Guarantors pursuant to Section 3.1.2 all of whom shall remain Obligors at all times, the Borrowers may choose which Non-Obligors become or remain Obligors in order to comply with the 70% Threshold.

3.1.7   For the purposes of Section 3.1.5, EBITDA attributable to a Discontinued Entity shall not be included in the calculation of the 70% Threshold or the consolidated EBITDA of ATS and EBITDA attributable to an Obligor that is negative will be treated as being zero for the purpose of calculation of the 70% Threshold.

3.1.8   Each Obligor shall, immediately on receipt, deliver to the Agent for the benefit of the Lenders, certificates representing all Equity Interests of other Obligors, to the extent such Subsidiary is incorporated in and/or does business in Canada or the United States of America, in which it owns Equity Interests that it acquires after the date that Equity Interests of the Obligors are first delivered as part of the Security, together with executed stock powers of attorney relating to those certificates (or if certificates in respect of such Equity Interests are not available, take such other steps to perfect the Security relating to such Equity Interests as the Agent requires).

3.1.9   *[Reserved].*

3.1.10   In order to perfect the Security, the Borrowers shall, in consultation with the Agent, and as directed by the Agent in the case of any uncertainty:

(a)   concurrently with the execution of any document forming part of the Security, arrange to register, file or record the document and/or, if applicable, financing statements or other prescribed statements in respect thereof, and take other actions, as may from time to time be necessary or desirable in perfecting, preserving or protecting the Security, wherever such registration, filing, recording or other action may be necessary or desirable;

(b)   whenever necessary or desirable, including in the circumstances contemplated in Sections 7.5.4(b) and 7.5.4(c), arrange to renew or amend such registrations, filings and recordings and make additional registrations, filings and recordings and take other actions as are necessary or desirable to maintain the Security as valid and effective security with the priority required by this Agreement;

(c)   promptly after taking any action contemplated in this Section 3.1, cause documents, including opinions of counsel and other supporting documents satisfactory to the Agent, to be delivered to the Agent evidencing the action taken and confirming that the provisions of this Section have been complied with.

3.1.11   If EDC determines, acting reasonably, that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for EDC to hold or benefit from a Lien over real property pursuant to any law of the United States or any State thereof, EDC may notify the Agent and disclaim any benefit of such security interest to the extent of such illegality; provided, that such determination or disclaimer shall not invalidate or render unenforceable such Lien for the benefit of any other Lender.

3.2   Obligations Secured by the Security.

3.2.1   Unless otherwise agreed by the Lenders among themselves (subject to Section 9.2.5 of this Agreement), the documents constituting the Security shall secure the following obligations:

(a)   the Obligations;

(b)   the present and future debts, liabilities and obligations of the Obligors (either as principal obligor or guarantor) under or in connection with (collectively, the "**Other Secured Obligations**"):

(i)   cash management transactions, provided that (A) any such transaction is entered into in the Ordinary Course, (B) any such transaction is entered into with the intention that any obligations arising thereunder be settled on the same day such obligations are incurred, (C) any such transaction is not entered with the intention of providing additional long term credit to ATS or any of its Subsidiaries, and (D) any such transaction has not been entered into on any day if any obligations arising under any such transactions entered into on any day prior thereto have not been settled;

(ii)   credit cards;

(iii)   Derivatives other than Excluded Swap Obligations;

(iv)   Bi-Lateral L/Cs;

(v)   the Obligors obligations to pay, discharge and satisfy the Erroneous Payment Subrogation Rights;

(vi)   other transactions not entered into under this Agreement if they are described in Schedule F or if it is agreed by the Obligors and the Required Lenders that the debts, liabilities and obligations should be secured;

to any Lender or Affiliate of a Lender, and in addition, in the case of Derivatives and Bi-Lateral L/Cs, to any Person which was a Lender or Affiliate of a Lender at the time of entering into the Derivative or issuance of a Bi-Lateral L/C, but which is no longer a Lender (a **"Former Lender"**) or is an Affiliate of a Former Lender. The Security shall secure the Obligations and Other Secured Obligations on a *pari passu* basis, other than in the case of Bi-Lateral L/C Obligations. In the case of Bi-Lateral L/C Obligations, €300,000,000 of the Bi-Lateral L/C Obligations shall rank on a *pari passu* basis (pro rata among the Bi-Lateral L/C Issuers) with the Obligations and Other Secured Obligations, with the Security securing the balance of any Bi-Lateral L/C Obligations subsequent thereto (on a *pari passu* basis as among all of the Bi-Lateral L/C Issuers).

3.2.2   As of the date of this Agreement, the Other Secured Obligations are those listed in Schedule F. The Agent may from time to time prepare and provide the Lenders and the Borrowers with a revision of Schedule F to reflect changes in the Other Secured Obligations, but the Agent's failure to do so shall not affect the security for the Other Secured Obligations if the Other Secured Obligations are of the type described in Sections 3.2.1(b)(i), 3.2.1(b)(ii), 3.2.1(b)(iii) or 3.2.1(b)(iv), above or if it has been otherwise agreed to in accordance with Section 3.2.1(b)(v) that they shall be secured by the Security. Other Secured Obligations listed on Schedule F from time to time shall be conclusively deemed to be secured by the Security (in the absence of manifest error) and shall not cease to be secured without the prior written consent of the applicable Lender or Affiliate or Former Lender to whom the Other Secured Obligations are owed. If all Obligations have been indefeasibly paid in full and the Commitments cancelled, the Borrowers may, and shall if requested by any Lender or Affiliate or Former Lender holding Other Secured Obligations, deliver Cash Collateral to secure the Other Secured Obligations, in amounts and form satisfactory to the respective Lenders or Affiliates or Former Lenders to whom Other Secured Obligations are owed, acting reasonably, following which the respective Lenders and Affiliates and Former Lenders shall release their interest in the Security.

3.2.3   Notwithstanding the rights of Lenders and Affiliates and Former Lenders to benefit from the Security in respect of the Other Secured Obligations, all decisions concerning the Security and the enforcement thereof shall be made by the Lenders or the Required Lenders in accordance with this Agreement and no Lender or Affiliate or Former Lenders to whom Other Secured Obligations are owed from time to time shall have any additional right to influence the Security or the enforcement of the Security as a result of holding Other Secured Obligations as long as this Agreement remains in force. Notwithstanding the termination of this Agreement because of payment of the Credit, or for any other reason, the Other Secured Obligations shall continue to be secured by the Security. After the termination of this Agreement, decisions concerning the Security shall be made by those to whom the Other Secured Obligations are owed as they may determine among themselves.

ARTICLE 4
CONDITIONS PRECEDENT

4.1   Conditions Precedent to Effectiveness

The conditions precedent specified in this Section 4.1 must be satisfied at or before the Closing Date, unless waived by all Lenders. In determining whether the conditions have been satisfied, the Agent shall take into account the documents that have been delivered and other steps that have been taken in connection with the Existing Credit Agreement.   Where delivery of documents is referred to, the documents must be delivered to the Agent, for and on behalf of the Lenders, the documents must be in form and substance satisfactory to the Lenders, acting reasonably, duly executed by all parties and in full force and effect, and all matters disclosed by the documents must be satisfactory to the Lenders, acting reasonably.

4.1.1   <u>Security and Other Documents</u>. The Agent shall have received:

(a)   a duly executed copy of this Agreement;

(b)   *[Reserved]*;

(c)   a duly executed copy of the Fee Agreements;

(d)   *[Reserved]*;

(e)   *[Reserved]*;

(f)   *[Reserved]*;

(g)   *[Reserved];*

(h)   *[Reserved];*

(i)   *[Reserved]*;

(j)   *[Reserved]*; and

(k)   *[Reserved]*.

4.1.2   <u>Corporate and Other Information</u>. The Agent shall have received:

(a)   a certificate of an officer of each Obligor attaching copies of its Constating Documents, a list of its officers and directors with occupations of all directors, specimens of the signatures of those officers or directors who are executing Loan Documents on its behalf, copies of the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Loan Documents, a copy of the register of holders of Pledged Shares that it has issued, and other corporate information that the Agent or any Lender may reasonably require;

(b)   a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each Obligor;

(c)   evidence that the delivery of the Loan Documents will not contravene Applicable Laws governing financial assistance or other similar Applicable Laws that affect the Loan Documents; and

(d)   consents that are required from the directors, shareholders, partners or members of the Obligors other than ATS, either in connection with the pledges of Pledged Shares or in connection with any disposition of the Pledged Shares upon enforcement of the Security.

4.1.3   <u>Opinions</u>. The Agent shall have received the following currently dated opinions, addressed to the Agent and the Lenders in form and substance satisfactory to the Lenders and Lenders' counsel, acting reasonably, addressed to the Agent and the Lenders:

(a)   Opinion of Borden Ladner Gervais LLP, counsel to the Obligors; and

(b)   [Reserved].

4.1.4   <u>Other Matters</u>. The following other conditions must be satisfied:

(a)   The Agent must have received timely notice as required under Section 5.6;

(b)   The Agent shall have received payment of all fees that are payable under or in connection with this Agreement and the Fee Agreements to the Agent, the Lenders or any of them on or before the first Advance, and reimbursement of all expenses incurred by any of them, as required by any Loan Document; and

(c)   The Agent shall have received such other documents relating to the Security as the Lenders may reasonably require.

4.1.5   KYC Documentation and Anti-Money Laundering. Each Lender must have received from the Obligors all information and documentation necessary in order to comply with Applicable Laws and internal requirements (including any applicable "know your customer" or "know your client" requirements).

4.2   [Reserved]

4.3   Conditions Precedent to all Other Advances.

In addition to the other conditions precedent specified in this Agreement, the obligation of the Lenders to make any Advance is subject to the following conditions precedent:

(a)   The representations and warranties made in Section 6.1 of this Agreement, except those expressly stated to be made as of a specific date, must be true and correct in all material respects on and as of the Drawdown Date with the same force and effect as if the representations and warranties had been made on and as of the Drawdown Date;

(b)   No Default may have occurred and be continuing on the Drawdown Date, or result from making the Advance;

(c)   The Agent must have received timely notice as required under Section 5.6; and

(d)   All other terms and conditions of this Agreement on which an Advance may be obtained must be fulfilled.

ARTICLE 5
ADVANCES

5.1   Lenders' Obligations Relating to L/Cs and the Credit.

5.1.1   Notwithstanding that L/Cs are issued by the Issuing Bank, it is the intention of the Parties that the ultimate credit risk and exposure of any Revolving Lender be in accordance with its Applicable Percentage of the Credit. Each Revolving Lender shall immediately indemnify the Issuing Bank for that Revolving Lender's Applicable Percentage of any payment made by the Issuing Bank in respect of an L/C for which the Issuing Bank is not immediately reimbursed by the Borrowers, and shall do all such things, including purchase of participations in Advances made by the Issuing Bank, as shall be required to ensure that result. Any such action on the part of the Revolving Lenders shall be binding on the Borrowers.

5.1.2   Notwithstanding that Advances under the Overdraft Tranche are for the time being made by BNS as the Overdraft Lender, its participation in Advances under the Main Tranche shall be in accordance with its Applicable Percentage, such that although from time to time Advances made by BNS may be temporarily in excess of its Applicable Percentage (and Commitment), having regard to Advances made by it under the Overdraft Tranche and the Main Tranche, it is the intention of the Parties that the ultimate credit risk and exposure of any Revolving Lender in respect of the Main Tranche and the Overdraft Tranche be in accordance with its Applicable Percentage of the entire amount of the Credit. Accordingly, on the Obligations becoming due and payable under Section 8.2, each Revolving Lender shall do all such things, including purchase of participations by other Lenders in Advances made by the Overdraft Lender under the Overdraft Tranche or purchases of participations by the Overdraft Lender in Advances made by other Revolving Lenders under the Main Tranche, as shall be required to ensure that result. Any such action on the part of the Lenders shall be binding on the Borrower. In addition, the Agent may, and shall at the request of the Overdraft Lender, from time to time require the Borrowers to obtain Advances under the Main Tranche and use the proceeds to repay the Overdraft Tranche, so that the aggregate of the Advances made by the Overdraft Lender under the Credit (having regard to Advances under the Overdraft tranche and the Main Tranche) reflects as closely as reasonably possible its overall Applicable Percentage of the Credit.

5.1.3   Each Lender acknowledges and agrees that its obligations under this Section 5.1 in respect of L/Cs, the Overdraft Tranche and the Main Tranche are absolute, unconditional and irrevocable and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any L/C, the occurrence and continuance of a Default or the reduction or termination of its Commitment, and that any payment it is required to make pursuant to its obligations shall be made without any offset, abatement, withholding or reduction whatsoever.

5.1.4   If any Revolving Lender fails to take the actions required under this Section 5.1, the Agent may, without prejudice to the other rights of the Revolving Lenders, make such adjustments to the payments to the Defaulting Lender under this Agreement as are necessary to compensate the other Revolving Lenders for the Defaulting Lender's failure.

5.1.5   As of the date of this Agreement, each of the Revolving Lenders party hereto as of the Closing Date is an Issuing Bank. On and after the date hereof, the Borrowers may at any time give notice to the Agent and each Issuing Bank that the Borrower wishes to appoint an additional Revolving Lender then having a Commitment as an Issuing Bank in addition to the then current Issuing Banks. The Agent shall notify the Revolving Lenders of the Borrowers' request and upon the consent of the Agent and the then current Issuing Banks (which consent shall not be unreasonably denied or delayed) and acceptance by such Revolving Lender of its appointment as an additional Issuing Bank, such Revolving Lender shall become an Issuing Bank and shall have all the rights and obligations of the Issuing Bank under this Agreement with respect to L/Cs issued by it and references herein to the term "Issuing Bank" shall be deemed to refer to the applicable Issuing Bank, as the context shall require.

5.1.6   Notwithstanding anything else contained herein, no Issuing Bank shall individually be required to issue L/Cs with an aggregate outstanding amount of greater than $250,000,000 at any given time.

5.2   Adjustment of Applicable Percentages – Hostile Acquisitions

5.2.1   If a Borrower wishes to utilize any Advance in connection with a Hostile Acquisition, as contemplated in Section 1.1.181(e) then, at least five (5) Banking Days prior to the delivery to the Agent of the relevant Advance request made with respect thereto in accordance with Section 5.6, such Borrower shall notify the Agent (who shall promptly notify the Lenders) in writing of the particulars of the proposed Hostile Acquisition in sufficient detail to enable each Lender to determine, in each Lender's sole discretion, whether it will permit the proposed Advance to be utilized for such Hostile Acquisition. Within three (3) Banking Days of being so advised, each Lender shall notify the Agent of such Lender's determination as to whether it is willing to fund such Advance; provided that if a Lender fails to respond within the said three (3) Banking Day period it shall be deemed to have declined to fund such Advance. If the Required Lenders decline or are deemed to have declined to fund such Advance, the Credit shall not be used in connection with the proposed Hostile Acquisition and the proposed Advance shall not be made. If the Required Lenders (but not all Lenders) agree to fund such Advance (each such Lender who has so agreed for the purposes of this Section 5.2.1 a "consenting Lender"), then the requested Advance may be used in connection with the proposed Hostile Acquisition, to the extent it is a Permitted Acquisition, the Borrowers' right to receive the Applicable Percentage of such Advance from the declining Lenders shall be suspended and the participation of the consenting Lenders shall be adjusted upward in accordance with their Applicable Percentage and without regard to the Applicable Percentage of the declining Lenders (but without increasing the overall Commitment of any consenting Lender). If the unadvanced Commitments of the consenting Lenders would not be sufficient to cover their obligations as adjusted under this Section 5.2.1, then the Borrowers shall repay Advances under the Credit to the extent necessary to cover the deficiency. Advances subsequent to any Advance of a Hostile Acquisition made by less than all of the Lenders shall be funded firstly by the declining Lenders and subsequent prepayments or cancellations under the Credit shall be applied firstly to consenting Lenders who have funded the Hostile Acquisition, in each case until such time as each Lender's Advances are again proportionate to such Lenders Applicable Percentage.

5.3   Exceptions Regarding Overdraft Tranche.

5.3.1   Subject to the provisions of Section 5.1.2 regarding the adjustment of interests under the Overdraft Tranche in the event of acceleration of payment of the Obligations, the provisions of this Agreement that contemplate the participation in Advances and payments under the Overdraft Tranche by any Revolving Lender other than the Overdraft Lender do not apply to the Overdraft Tranche. All Advances under the Overdraft Tranche shall be made solely by the Overdraft Lender and records concerning Advances under the Overdraft Tranche shall be maintained solely by the Overdraft Lender. All payments of principal, interest, fees and other amounts relating to the Overdraft Tranche shall be made solely to the Overdraft Lender. Any notices by the Borrowers in connection with the Overdraft Tranche shall be made to the Overdraft Lender. Notice and minimum amount requirements for Advances shall not apply to Advances by way of overdraft under the Overdraft Tranche.

5.3.2　　In connection with Advances by way of overdraft under the Overdraft Tranche, the Overdraft Lender shall, at the close of business daily, ascertain the position or net position of the account or accounts agreed on by the Borrowers and the Overdraft Lender. If the position or net position is a debit in favour of the Overdraft Lender, the debit shall (if the Borrowers are entitled to an Advance) be deemed to be a Prime Rate Advance (in the case of Canadian Dollars) or Base Rate Advance (in the case of US Dollars) under the Overdraft Tranche in the amount of the debit. If a position or net position is the Credit in favour of the Borrowers or either one of them, the credit shall be deemed to be a repayment of Prime Rate Advances (in the case of Canadian Dollars) or Base Rate Advances (in the case of US Dollars) under the Overdraft Tranche in the amount of the credit.

5.4　　Evidence of Indebtedness.

5.4.1　　The Obligations resulting from Prime Rate Advances, Base Rate Advances, SOFR Advances, Term CORRA Advances, Daily Compounded CORRA Advances, Daily Simple SONIA Advances, EURIBOR Advances and Advances in any Optional Currency made by the Lenders shall be evidenced by records maintained by the Agent, and by each Lender concerning those Advances it has made. The Agent shall also maintain records of the Obligations resulting from Advances by way of L/Cs. The Issuing Bank shall also maintain records relating to L/Cs that it has issued. The records maintained by the Agent, and by the Issuing Bank relating to L/Cs, shall constitute prima facie evidence of the Obligations and all details relating thereto. The failure of the Agent or any Lender to correctly record any such amount or date shall not, however, adversely affect the obligation of the Borrowers to pay the Obligations in accordance with this Agreement. The Parties shall, when reasonably requested, provide information contained in their respective records of Advances and co-operate as reasonably required to keep all records accurate and up to date.

5.4.2　　Any Lender may request, with such request being made through the Agent, that Loans made by it be evidenced by a promissory note. In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender in a maximum principal amount equal to such Lender's Commitment and in a form approved by the Agent.

5.5　　Conversions.

Subject to the other terms of this Agreement, the Borrowers may from time to time convert all or any part of the outstanding amount of any Advance into another form of Advance permitted by this Agreement.

5.6 **Notice of Advances and Payments.**

5.6.1 The applicable Borrower shall give the Agent irrevocable written notice, in the form attached as Schedule E, of any request for any Advance to it under the Credit. The applicable Borrower shall also give the Agent irrevocable written notice in the same form of any payment by it (whether resulting from repayment, prepayment, rollover or conversion) of any Advance under the Credit. The Borrowers may give notice in a form other than Schedule E if authorized by the Agent from time to time, including using BNS's Trade Express program in connection with Advances by way of commercial letters of credit.

5.6.2 Notice shall be given on the third Banking Day before the date of any Advance or payment, except that (i) notice shall be given in respect of an Advance by way of L/C at such earlier time as the Issuing Bank may reasonably require so that it has sufficient time to review the proposed form of L/C, (ii) notice in respect of a Prime Rate Advance, Base Rate Advance or payment thereof may be given on the Banking Day before any such Advance or payment, (iii) notice in respect of any Advance requested in connection with a Hostile Acquisition that is a Permitted Acquisition shall be given on the fifth Banking Day before the date of any such Advance in accordance with Section 5.2.1. (iv) notice in respect of any Advance requested in connection with any Optional Currency shall be given at such earlier time as the Agent may require by written notice to the Borrowers, and (v) any permanent reduction of the Credit shall only be effective on three Banking Days' notice as required by Section 5.7.2.

5.6.3 Notices shall be given not later than 12:00 noon on the date for notice. Payments (other than those being made solely from the proceeds of rollovers and conversions) must be made before 3:00 p.m. on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Banking Day, unless all Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

5.7 **Prepayments, Reductions and Compensation for Losses.**

5.7.1 Subject to giving notice required by Section 5.6, the Borrowers may from time to time repay Advances outstanding under the Credit without penalty, except that SOFR Advances, Term CORRA Advances, Daily Compounded CORRA Advances and EURIBOR Advances may not be paid before the end of the applicable Term SOFR Reference Periods, Term CORRA Periods, Daily Compounded CORRA Periods and EURIBOR Periods unless the Borrowers jointly and severally indemnify the relevant Lenders for any loss or expense that the Lenders incur as a result, including any breakage costs as specified in Section 5.7.3 and 5.7.4.

5.7.2 The Borrowers may from time to time, by giving not less than three Banking Days' express written notice to the Agent and paying all accrued and unpaid standby fees to the effective date of cancellation or reduction, irrevocably notify the Agent of the cancellation of the Credit or of the permanent reduction of the committed amount of the Credit by an amount which shall be a minimum of $1,000,000 and a whole multiple of $100,000. Subject to Section 2.2, the Borrowers shall have no right to any increase in the committed amount of the Credit after that cancellation or reduction, as the case may be.

5.7.3   In the event of (a) the payment of any principal of any Term CORRA Advance or Daily Compounded CORRA Advance, as applicable, prior to the last day of an Interest Period (including as a result of an Event of Default), (b) the conversion of any Term CORRA Advance or Daily Compounded CORRA Advance, as applicable, other than on the last day of the Interest Period, (c) the failure to borrow, convert, continue or prepay any Advance on the date specified in any notice delivered pursuant hereto, or (d) the assignment of any Term CORRA Advance or Daily Compounded CORRA Advance, as applicable, other than on the last day of the Interest Period as a result of a request by the Borrowers pursuant to Section 3.3 of Schedule A, then, in any such event, the Borrowers shall, after receipt of a written request by any Lender affected by any such event (which request shall set forth in reasonable detail the basis for requesting such amount), compensate each Lender for the loss, cost and expense attributable to such event. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section delivered to the Borrowers shall be presumptively correct absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt of such demand.

5.7.4   In the event of (a) the payment of any principal of any SOFR Advance other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any SOFR Advance other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (c) the failure to borrow, convert, continue or prepay any SOFR Advance on the date specified in any notice delivered pursuant hereto, or (d) the assignment of any SOFR Advance other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrowers pursuant to Section 3.3 of Schedule A, then, in any such event, the Borrowers shall compensate each Lender for any loss, cost and expense attributable to such event, including any loss, cost or expense arising from the liquidation or redeployment of funds or from any fees payable. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrowers and shall be conclusive absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

5.8   Prime Rate, Base Rate, SOFR, Term CORRA, Daily Compounded CORRA, Daily Simple SONIA and EURIBOR Advances.

5.8.1   On timely fulfilment of all applicable conditions in this Agreement, the Agent, in accordance with the procedures in Section 5.10 shall make the requested amount of a Prime Rate Advance, Base Rate Advance, SOFR Advance, Term CORRA Advance, Daily Compounded CORRA Advance, Daily Simple SONIA Advance or EURIBOR Advance available to the applicable Borrower requesting the Advance on the Drawdown Date requested by such Borrower by crediting the Designated Account of such Borrower with such amount. Each Prime Rate Advance or Base Rate Advance shall be in an aggregate minimum amount of $500,000 or US$500,000, respectively and in a whole multiple of $100,000 or US$100,000, respectively. Each Term CORRA Advance or Daily Compounded CORRA Advance shall be shall be in a minimum amount of $2,000,000 and in a whole multiple of $100,000. Each SOFR Advance in US Dollars shall be in a minimum amount of US$1,000,000 and a whole multiple of US$100,000. Each SOFR Advance, Daily Simple SONIA Advance or EURIBOR Advance in Euros and Sterling shall be in a minimum amount of $2,000,000, in the applicable currency, and a whole multiple of $100,000, in the applicable currency. Advances in an Optional Currency shall be in a minimum amount and whole multiple determined by the Agent by written notice to the Borrowers. Notwithstanding the foregoing, if the minimum amount of any such Advance would cause the Borrowers to exceed the maximum amount of the Revolving Credit, the Borrowers may request a Prime Rate Advance or Base Rate Advance for the entire undrawn amount of the Revolving Credit.

5.8.2　　The Borrowers shall pay interest to the Agent for the account of the Lenders at the Branch of Account on Prime Rate Advances, Base Rate Advances, SOFR Advances, Term CORRA Advances, Daily Compounded CORRA Advances, Daily Simple SONIA Advances and EURIBOR Advances outstanding from time to time at the applicable rate of interest specified in Section 2.7. Interest on Prime Rate Advances and Base Rate Advances shall be payable quarterly on each Interest Payment Date. Interest on SOFR Advances, Term CORRA Advances, Daily Compounded CORRA Advances, Daily Simple SONIA Advances and EURIBOR Advances shall be payable on the last day of the applicable Term SOFR Reference Period, Term CORRA Period, Daily Compounded CORRA Period, SONIA Period or EURIBOR Period and, if the Term SOFR Reference Period, SONIA Period or EURIBOR Period is longer than three months, every three months after the date of the relevant SOFR Advance, Daily Simple SONIA Advance or EURIBOR Advance. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of Advance or the previous date on which interest was payable, as the case may be, to but excluding the date on which interest is payable, both before and after maturity, default and judgment, with interest on overdue interest at the same rate payable on demand. Overdue interest with respect to a SOFR Advance, Term CORRA Advance, Daily Compounded CORRA Advance, Daily Simple SONIA Advance and EURIBOR Advance shall, upon the expiry of the Term SOFR Reference Period, Term CORRA Period, Daily Compounded CORRA Period, SONIA Period or EURIBOR Period applicable to such SOFR Advance, Term CORRA Advance, Daily Compounded CORRA Advance, Daily Simple SONIA Advance or EURIBOR Advance, as applicable, bear interest, payable on demand, calculated at the rates applicable to Prime Rate Advances if such Advance is in Canadian Dollars, Base Rate Advances if such Advance is in US Dollars and at the rates applicable to Advances at the Overnight Rate if such Advance is in an Agreed Currency other than Canadian Dollars or US Dollars. The Borrowers shall pay L/C Fees and the fronting fee applicable to L/Cs quarterly, in arrears, on each L/C Payment Date and in accordance with Section 5.13.

5.8.3   Interest calculated with reference to the Prime Rate shall be calculated monthly on the basis of a calendar year. Interest calculated with reference to the Base Rate shall be calculated monthly on the basis of a year of 360 days. Interest calculated with reference to the Adjusted Term SOFR shall be calculated monthly on the basis of a year of 360 days for a term equal to the applicable Term SOFR Reference Period, or, if a Term SOFR Reference Period is longer than three months, every three months. Interest calculated with reference to Term CORRA, Daily Compounded CORRA, Daily Simple SONIA and EURIBOR Rate shall be calculated on the basis of a year of 365 days for a term equal to the applicable Term CORRA Period, Daily Compounded CORRA Period, SONIA Period or EURIBOR Period or, if a SONIA Period or EURIBOR Period is longer than three months, every three months. Each rate of interest which is calculated with reference to a period (the "**Deemed Interest Period**") that is less than the actual number of days in the calendar year of calculation is, for the purposes of the *Interest Act* (Canada), equivalent to a rate based on a calendar year calculated by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the Deemed Interest Period. Each of the Obligors acknowledge that there is a material distinction between the nominal and effective rates of interest and that it is capable of making the calculations necessary to compare such rates and that the calculations herein are to be made using the nominal rate method and not the basis of effective yearly rates or on any basis that gives effect to the principle of deemed reinvestment of interest. Each of the Obligors confirms that it fully understands and is able to calculate the rate of interest applicable to the Loan based on the methodology for calculating per annum rates provided for in this Agreement. Each of the Obligors hereby irrevocably agrees not to plead or assert, whether by way of defense or otherwise, in any proceeding relating to this Agreement or any other Loan Document, that the interest payable under this Agreement and the calculation thereof has not been adequately disclosed to each of the Obligors as required pursuant to Section 4 of the *Interest Act* (Canada).

5.9   **Term SOFR Reference, Term CORRA, Daily Compounded CORRA, Daily Simple SONIA and EURIBOR Periods.**

A Borrower may select, by irrevocable notice to the Agent, Term SOFR Reference Periods, SONIA Period and EURIBOR Periods of one, three or six months to apply to any particular SOFR Advance, Daily Simple SONIA Advances or EURIBOR Advance made to such Borrower, as applicable (or such shorter or longer period as such Borrower and the Agent may otherwise agree, in each case, subject to availability). A Borrower may select, by irrevocable notice to the Agent, Term CORRA Periods and Daily Compounded CORRA Periods of one or three months to apply to any particular Term CORRA Advance or Daily Compounded CORRA Advance, as applicable (or such shorter or longer period as such Borrower and the Agent may otherwise agree, in each case, subject to availability). No Term SOFR Reference Period, Term CORRA Period, Daily Compounded CORRA Period, SONIA Period or EURIBOR Period may end on a date that is not a Banking Day, or after the Maturity Date. The applicable Borrower shall from time to time select and give notice to the Agent of the Term SOFR Reference Period, Term CORRA Period, Daily Compounded CORRA Period, SONIA Period or EURIBOR Period for the applicable SOFR Advance, Term CORRA

Advance, Daily Compounded CORRA Advance, Daily Simple SONIA Advance or EURIBOR Advance, which shall commence on the making of the SOFR Advance, Term CORRA Advance, Daily Compounded CORRA Advance, Daily Simple SONIA Advance or EURIBOR Advance or at the expiry of any outstanding Term SOFR Reference Period, Term CORRA Period, Daily Compounded CORRA Period, SONIA Period or EURIBOR Period applicable to such SOFR Advance, Term CORRA Advance, Daily Compounded CORRA Advance, Daily Simple SONIA Advance or EURIBOR Advance that is being rolled over. If the applicable Borrower fails to select and give the Agent notice of a Term SOFR Reference Period, Term CORRA Period, Daily Compounded CORRA Period, SONIA Period or a EURIBOR Period for a SOFR Advance, Term CORRA Advance, Daily Compounded CORRA Advance, Daily Simple SONIA Advance or a EURIBOR Advance in accordance with Section 5.6, the Lenders shall be deemed to have made a Base Rate Advance to such Borrower to replace the maturing SOFR Advance if such Advance is in US Dollars, a Prime Rate Advance to such Borrower to replace the maturing Term CORRA Advance or Daily Compounded CORRA Advance, and shall be deemed to have made an Advance at the Overnight Rate to such Borrower to replace the maturing SOFR Advance, Daily Simple SONIA Advance or EURIBOR Advance if such Advance is in an Agreed Currency (other than US Dollars).

5.10   Co-ordination of Prime Rate, Base Rate, Adjusted Term SOFR, Adjusted Term CORRA, Adjusted Daily Compounded CORRA, Daily Simple SONIA and EURIBOR Advances.

5.10.1   Each Lender shall advance its Applicable Percentage of each Prime Rate, Base Rate, SOFR, Term CORRA, Daily Compounded CORRA, Daily Simple SONIA and EURIBOR Advance in accordance with the following provisions:

(a)   the Agent shall advise each Lender of its receipt of a notice from a Borrower pursuant to Section 5.6 on the day that notice is received and shall, as soon as possible, advise each Lender of that Lender's Applicable Percentage of any Advance requested by the notice;

(b)   each Lender shall deliver its Applicable Percentage of the Advance to the Agent not later than 11:00 a.m. on the Drawdown Date;

(c)   if the Agent determines that all the conditions precedent to an Advance specified in this Agreement have been met, it shall advance to the applicable Borrower the amount delivered by each Lender by crediting the Designated Account before 2:00 p.m. on the Drawdown Date, but if the conditions precedent to the Advance are not met by 2:00 p.m. on the Drawdown Date, the Agent shall return the funds to the Lenders or invest them in an overnight investment as orally instructed by each Lender until such time as the Advance is made; and

(d)   if the Agent determines that a Lender's Applicable Percentage of an Advance would not be a whole multiple of $1,000, US$1,000, £1,000, EUR1,000, or if the currency selected is an Optional Currency, the minimum amount specified by the Agent, the amount to be advanced by that Lender may be increased or reduced by the Agent in its sole discretion to the extent necessary to reflect the requirements of this Section 5.10.1(d).

5.11   **Prohibited Use of L/Cs.**

The Borrowers shall not directly or indirectly take, use or provide L/Cs as security for loans or advances from any other Person except as permitted in Section 2.4.

5.12   **Issuance and Maturity of L/Cs.**

5.12.1   A request for an Advance by way of L/C shall be made by a Borrower in accordance with Section 5.6 except that a copy of the request shall be sent directly to the Issuing Bank. The Agent shall promptly notify the Lenders of the receipt of a request relating to an L/C, but L/Cs shall only be issued by the Issuing Bank as fronting bank for all Lenders. A request shall include the details of the L/C to be issued. The Issuing Bank shall promptly notify such Borrower of any comment concerning the form of the L/C requested by such Borrower and shall, if the Borrowers are otherwise entitled to an Advance, issue the L/C to such Borrower at the branch where its account is maintained on the Drawdown Date or as soon thereafter as the Issuing Bank is satisfied with the form of L/C to be issued.

5.12.2   Each L/C issued under this Agreement shall have a term that is not more than one year (or such longer period (including a period which extends beyond the Maturity Date subject to Section 5.12.3) as shall be approved by the applicable Issuing Bank) after its issuance date or, if the expiration date is being extended by amendment, after the then-current expiration date at the time such amendment is issued and may provide for automatic extension of its term for successive periods of up to one year each (or such longer period as shall be approved by the applicable Issuing Bank) as long as the applicable Issuing Bank has the right to avoid automatic extension by giving notice to the beneficiary of the L/C before the extension becomes effective. An L/C may otherwise be renewed by the applicable Borrower subject to complying with the terms of this Agreement applicable to an Advance by way of L/C. Notwithstanding the foregoing, the face amount of L/Cs outstanding at any time with a term of greater than one year shall not exceed $100,000,000 in the aggregate.

5.12.3   On the cancellation of the applicable Credit (other than on Default pursuant to Article 8), unless the applicable Borrower arranges for all outstanding L/Cs to be returned to the applicable Issuing Bank for cancellation, such Borrower shall provide Cash Collateral (or other security satisfactory to the applicable Issuing Bank) to the applicable Issuing Bank in an amount sufficient to fully secure all outstanding L/Cs and L/C Fees for the remainder of their respective terms, in which case the Cash Collateral shall be held by the applicable Issuing Bank in place of the Security and in such case, notwithstanding Section 5.1, the Applicable Percentage in respect of such remaining L/Cs of each Lender, other than the applicable Issuing Bank, shall be reduced to zero and the Applicable Percentage of the Issuing Bank with respect to such L/Cs shall be 100% and each Lender, other than the applicable Issuing Bank shall be released of all of its obligations hereunder or under any other Loan Document in connection with such L/C, including without limitation all participation obligations and indemnities in favour of the Issuing Bank including pursuant to Section 5.1.1.

5.12.4   Notwithstanding anything else contained herein, the Issuing Bank reserves the right to decline the issuance of an L/C required in instances in which the Issuing Bank is reasonably concerned (i) that obligations of other Lenders to reimburse the Issuing Bank for the payments made under a requested L/C may not be fulfilled and (ii) with the wording and/or the beneficiary and/or the underlying transaction.

5.13   Payment of L/C Fees.

Payment of L/C Fees and the fronting fee applicable to L/Cs shall be made to the Agent at the Branch of Account for the account of the Lenders (other than the fronting fee under Section 2.7.5, which shall be solely for the Issuing Bank's account). The L/C Fee for an L/C is calculated by multiplying the face amount of the L/C by the rate for calculation of the L/C Fee specified in Section 2.7, and multiplying the result by a fraction, the numerator of which is the number of days in the period from and including the issuance of the L/C, or the day following the previous expiry date in the case of a renewal, to and including the new expiry date, and the denominator of which is the number of days in the calendar year. The fronting fee payable to the Issuing Bank shall be calculated in the same manner using the rate specified in Section 2.7.5. If necessary, for L/Cs in a currency other than Canadian Dollars, the applicable exchange rate for conversion will be updated on the first Banking Day of each fiscal quarter in order to calculate the applicable fees owing in Canadian Dollars.

5.14   Payment of L/Cs

5.14.1   The Borrowers shall provide for the payment to the Issuing Bank at the branch where the L/C was issued of the full face amount of each L/C (or the amount actually paid in the case of a partial payment) on the earlier of (i) the date on which the Issuing Bank makes a payment to the beneficiary of an L/C, and (ii) the date on which any Obligations become due and payable pursuant to Section 8.2. Notwithstanding the preceding sentence, if the Borrowers do not provide for payment as required and the L/C is not denominated in Canadian Dollars or US Dollars, the Issuing Bank may convert the amount paid to Canadian Dollars and the Borrowers shall pay the Issuing Bank the converted amount. The Issuing Bank, and the Lenders to the extent that they indemnify the Issuing Bank pursuant to Section 5.1, shall be entitled to recover interest from the Borrowers at a rate of interest per annum equal to the rate applicable to Prime Rate Advances (in the case of Canadian Dollar L/Cs or amounts converted to Canadian Dollars) or Base Rate Advances (in the case of US Dollar L/Cs), compounded quarterly, on any amount payment of which has not been provided for by the Borrowers in accordance with this Section 5.14. Interest shall be calculated from and including the date on which the Issuing Bank makes a payment to the beneficiary of an L/C, up to but excluding the date such payment, and all interest thereon, both before and after demand, default and judgment, is provided for by the Borrowers.

5.14.2   The obligation of the Borrowers to reimburse the Issuing Bank for a payment to a beneficiary of an L/C shall be absolute and unconditional (without prejudice to the

Borrowers' right, after reimbursing the Issuing Bank, to claim damages from the Issuing Bank for matters arising from the Issuing Bank's wilful misconduct or gross negligence), and shall not be reduced by any demand or other request for payment of an L/C (a "**Demand**") paid or acted on in good faith and in conformity with Applicable Laws or customs applicable thereto being invalid, insufficient, fraudulent or forged, nor shall the Borrowers' obligation be subject to any defence or be affected by any right of set-off, counter-claim or recoupment which the Borrowers may now or hereafter have against the beneficiary, the Issuing Bank or any other Person for any reason whatsoever, including the fact that the Issuing Bank paid a Demand or Demands (if applicable) aggregating up to the amount of the L/C notwithstanding any contrary instructions from a Borrower to the Issuing Bank or the occurrence of any event including the commencement of legal proceedings to prohibit payment by the Issuing Bank of a Demand. Any action, inaction or omission taken or suffered by the Issuing Bank under or in connection with an L/C or any Demand, if in good faith and in conformity with Applicable Laws or customs applicable thereto shall be binding on the Borrowers and shall not place the Issuing Bank under any resulting liability to the Borrowers. Without limiting the generality of the foregoing, the Issuing Bank may receive, accept, or pay as complying with the terms of the L/C, any Demand otherwise in order which may be signed by, or issued to, any administrator, executor, trustee in bankruptcy, receiver or other person or entity acting as the representative or in place of, the beneficiary. The Borrowers shall not take any steps, issue any instructions to the Issuing Bank or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Bank or its correspondents to honour or pay a Demand.

5.14.3   If the Borrowers provide cash in response to any Obligations becoming due and payable under Section 8.2, it shall be entitled to receive interest on the cash provided in accordance with Section 10.8 as long as the cash is held as Cash Collateral.

5.15   Failure of Lender to Fund.

Notwithstanding section 6.1.3(a) of the Provisions, if any Lender fails to deliver its share of any Advance to the Agent (that Lender being the "**Non-Funding Lender**"), the Agent shall immediately give notice of that failure by the Non-Funding Lender to the applicable Borrower and the other Lenders and indicate to the other Lenders that any Lender (individually a "**Contributing Lender**" and collectively the "**Contributing Lenders**") may make available to the Agent all or any portion of the Non-Funding Lender's share of that Advance in place of the Non-Funding Lender, but in no way shall any other Lender or the Agent be obliged to do so. A Contributing Lender shall make funds available to the Agent as soon as possible for delivery by the Agent to the applicable Borrower. If more than one Contributing Lender gives notice that it is prepared to make funds available and the aggregate of the funds that the Contributing Lenders are prepared to make available exceeds the amount of the Advance that the Non-Funding Lender failed to make, then each Contributing Lender shall make available a portion of that Advance based on the Contributing Lenders' relative Commitments to the Credit. If a Contributing Lender makes funds available in the place of a Non-Funding Lender, then the Non-Funding Lender shall pay the

Contributing Lender, immediately on demand, the amount advanced on its behalf together with interest at the rate applicable to that Advance from the date of advance to the date of payment, and the Non-Funding Lender shall then be entitled to receive all interest paid in respect of the Advance by the applicable Borrower. The failure of any Lender to deliver its Applicable Percentage of any Advance to the Agent as required shall not relieve any other Lender of its obligation to deliver its Applicable Percentage of any Advance as required.

5.16   Payments by the Borrowers.

5.16.1   All payments made by or on behalf of a Borrower pursuant to this Agreement shall be made to and received by the Agent and shall be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Except as required to make payments in respect of the Other Secured Obligations or as otherwise provided in this Agreement (including Section 5.17), the Agent shall distribute:

(a)   payments of interest in accordance with each Lender's Applicable Percentage of the Credit;

(b)   repayments of principal in accordance with each Lender's Applicable Percentage of the Credit; or

(c)   all other payments received by the Agent including amounts received on the realization of Security, in accordance with each Lender's Applicable Percentage of the Credit except that with respect to proceeds of realization, no Lender shall receive an amount in excess of the amounts owing to it in respect of the Obligations.

5.16.2   If the Agent does not distribute a Lender's share of a payment made by a Borrower to that Lender for value on the day that payment is made or deemed to have been made to the Agent, the Agent shall pay to the Lender on demand an amount equal to the product of (i) the Interbank Reference Rate per annum multiplied by (ii) the Lender's share of the amount received by the Agent from the Borrowers and not so distributed, multiplied by (iii) fraction, the numerator of which is the number of days that have elapsed from and including the date of receipt of the payment by the Agent to but excluding the date on which the payment is made by the Agent to such Lender and the denominator of which is 365. The Agent shall be entitled to deduct or withhold any Tax from any payment hereunder as required by Applicable Law.

5.17   Payments by Agent.

For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(a)   the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of that payment has been received by the Agent from the Borrowers;

(b)   if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrowers under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender's Applicable Percentage of that amount which is actually received by the Agent;

(c)   if any Lender advances more or less than its Applicable Percentage of the Credit, that Lender's entitlement to that payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(d)   if a Lender's Applicable Percentage of an Advance has been advanced, or a Lender's Commitment has been outstanding, for less than the full period to which any payment (other than a payment of principal) by the Borrowers relates, that Lender's entitlement to that payment shall be reduced in proportion to the length of time such Lender's Applicable Percentage of the Credit or such Lender's Commitment, as the case may be, has actually been outstanding;

(e)   the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and that determination shall, in the absence of manifest error, be binding and conclusive; and

(f)   on request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein.

5.18   Prohibited Rates of Interest.

It is the intention of the Parties to comply with Applicable Law relating to usury now or hereafter enacted. Notwithstanding any other provisions of this Agreement or any other Loan Document, in no event shall any Loan Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by Applicable Law or in an amount or at a rate that would result in the receipt by the Lenders or the Agent of interest at a criminal rate, as the terns "interest" and "criminal rate" are defined under the *Criminal Code* (Canada). Where more than one such Applicable Law is applicable to any Obligor, that Obligor shall not be obliged to make payment in an amount or at a rate higher than the lowest amount or rate permitted by such Applicable Laws. If from any circumstances whatever, fulfilment of any provision of any Loan Document shall involve transcending the limit of validity prescribed by Applicable Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstances the Agent or the Lenders shall ever receive anything of value as interest or deemed interest under any Loan Document in an amount that would exceed the highest lawful rate of interest permitted by Applicable Law, such amount that would be excessive interest shall be applied to the reduction of the principal amount of the Credit, and not to the payment of interest, or if such excessive interest exceeds the unpaid principal balance of the Credit, the amount exceeding the unpaid balance shall be refunded to the Borrowers. In determining whether or not the interest paid or payable under any specified contingency exceeds the highest lawful rate, the Obligors, the Agent and the Lenders shall, to the maximum extent permitted by Applicable Law, (i) characterize any non-principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, (iii) amortize, prorate, allocate and spread the total amount of interest throughout the term of such indebtedness so that interest thereon does not exceed the maximum amount permitted by Applicable Laws, and/or (iv) allocate interest between portions of such indebtedness to the end that no such portion shall bear interest at a rate greater than that permitted by Applicable Laws. For the purposes of the application of the *Criminal Code* (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and in the event of any dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive for the purpose of such determination.

5.19 Alternate Rate of Interest

(a) **Pricing Disconnect**. If prior to the commencement of any Interest Period for a SOFR Advance, Term CORRA Advance, Daily Compounded CORRA Advance, a EURIBOR Advance, or a Daily Simple SONIA Advance either (a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) or (b) the Administrative Agent is advised by the Required Lenders, that:

(i) Adjusted Term SOFR for such Interest Period will not adequately and fairly reflect the cost to such Lender or Lenders of making or maintaining its SOFR Advances included in such Advance for such Interest Period;

(ii) Adjusted Term CORRA for such Interest Period will not adequately and fairly reflect the cost to such Lender or Lenders of making or maintaining its Term CORRA Advances included in such Advance for such Interest Period;

(iii) Adjusted Daily Compounded CORRA for such Interest Period will not adequately and fairly reflect the cost to such Lender or Lenders of making or maintaining its Daily Compounded CORRA Advances included in such Advance for such Interest Period;

(iv) EURIBOR for such Interest Period will not adequately and fairly reflect the cost to such Lender or Lenders of making or maintaining its EURIBOR Loans included in such Advance for such Interest Period;

(v) Daily Simple SONIA for such Interest Period will not adequately and fairly reflect the cost to such Lender or Lenders of making or maintaining its Daily Simple SONIA Advances included in such Advance for such Interest Period;

then the Administrative Agent shall give written notice thereof to the Borrowers and the Lenders as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist, (A) any notice of Advance that requests the conversion of any Advance to, or continuation of any Advance as, a SOFR Advance, Term CORRA Advance, Daily Compounded CORRA Advance, a EURIBOR Advance or a Daily Simple SONIA Advance, as applicable, shall be ineffective, and (B) if any notice of Advance requests a SOFR Advance, Term CORRA Advance, Daily Compounded CORRA Advance, EURIBOR Advance or Daily Simple SONIA Advance, as applicable, such Advance shall be made as a Base Rate Advance (in the case of a SOFR Advance) or Prime Rate Advance denominated in Canadian Dollars (in an amount equal to the Equivalent Amount of such affected Advance in Canadian Dollars, in all other such cases), as applicable; provided that if the circumstances giving rise to such notice do not affect all the Lenders, then requests by the Borrowers for SOFR Advances, Term CORRA Advances, Daily Compounded CORRA Advances, EURIBOR Advances or Daily Simple SONIA Advances, as applicable, may be made to Lenders that are not affected thereby.

(b)   **Benchmark Replacement.**

(i)   **Benchmark Replacement**. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then (i) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (ii) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a quarterly basis.

(ii)   **Conforming Changes**. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing the Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(iii)   **Notices; Standards for Decisions and Determinations**. The Administrative Agent will promptly notify the Borrowers and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will notify the Borrowers of (i) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 5.19(b)(iv) and (ii) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 5.19(b), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 5.19(b).

(iv)   **Unavailability of Tenor of Benchmark**. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate or the EURIBOR Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a

Benchmark Replacement), then the Administrative Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(v)   **Benchmark Unavailability Period**. Upon the Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a given Benchmark, (i) the Borrowers may revoke any written notice that requests the making of any Advance as, a conversion of any Advance to, or continuation of any Advance as, a SOFR Advance, a EURIBOR Advance, or a Daily Simple SONIA Advance, as applicable, in each case, to be made, converted or continued during any Benchmark Unavailability Period denominated in the applicable currency and, failing that, (A) in the case of any request for any affected SOFR Advance, if applicable, the Borrowers will be deemed to have converted any such request into a request for a Base Rate Advance in the amount specified therein and (B) in the case of any request for any other affected Advance, if applicable, then such request shall be ineffective and (ii)(A) any outstanding affected SOFR Advances, if applicable, will be deemed to have been converted into Base Rate Advances at the end of the applicable Interest Period and (B) any other outstanding affected Advances, in each case, at the Borrower's election, shall either (I) be converted into Prime Rate Advances denominated in Canadian Dollars (in an amount equal to the Equivalent Amount of such affected Advance in Canadian Dollars) at the end of the applicable Interest Period or (II) be prepaid in full at the end of the applicable Interest Period; provided, that, if no election is made by the Borrowers by the earlier of (x) the date that is three Banking Days after receipt by the Borrowers of such notice and (y) the last day of the current Interest Period for the applicable Loan, the Borrowers shall be deemed to have elected clause (I) above. Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 5.19.

5.20   Canadian Benchmark Replacement Setting

5.20.1   Canadian Benchmark Replacement.

(a)   Notwithstanding anything to the contrary herein or in any other Loan Document, if a Canadian Benchmark Transition Event and its related Canadian Benchmark Replacement Date have occurred prior any setting of the then-current Canadian Benchmark, then (x) if a Canadian Benchmark Replacement is determined in accordance with clause (a) of the definition of "Canadian Benchmark Replacement" for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Loan Document in respect of such Canadian Benchmark setting and subsequent Canadian Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Canadian Benchmark Replacement is determined in accordance with clause (b) of the definition of "Canadian Benchmark Replacement" for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Loan Document in respect of any Canadian Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Banking Day after the date notice of such Canadian Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Canadian Benchmark Replacement from Lenders comprising the Required Lenders. If the Canadian Benchmark Replacement is Adjusted Daily Compounded CORRA, all interest payments will be payable on the last day of each Interest Period.

5.20.2 **Canadian Benchmark Replacement Conforming Changes.** In connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement, the Administrative Agent will have the right to make Canadian Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Canadian Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

5.20.3 **Notices; Standards for Decisions and Determinations.** The Administrative Agent will promptly notify the Borrowers and the Lenders of (i) the implementation of any Canadian Benchmark Replacement and (ii) the effectiveness of any Canadian Benchmark Replacement Conforming Changes in connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement. The Administrative Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Canadian Benchmark pursuant to Section 5.20.4 and (y) the commencement of any Canadian Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 5.20 including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 5.20.

5.20.4 **Unavailability of Tenor of Canadian Benchmark**. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Canadian Benchmark Replacement), (i) if the then-current Canadian Benchmark is a term rate (including Term CORRA) and either (A) any tenor for such Canadian Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Canadian Benchmark has provided a public statement or publication of information announcing that any tenor for such Canadian Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for any Canadian Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Canadian Benchmark (including a Canadian Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Canadian Benchmark (including a Canadian Benchmark Replacement), then the Administrative Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for all Canadian Benchmark settings at or after such time to reinstate such previously removed tenor.

5.20.5   **Canadian Benchmark Unavailability Period**. Upon the Borrowers' receipt of notice of the commencement of a Canadian Benchmark Unavailability Period, the applicable Borrower may revoke any pending request for an Advance of, conversion to or continuation of Loans, which are of the type that have a rate of interest determined by reference to the then-current Canadian Benchmark, to be made, converted or continued during any Canadian Benchmark Unavailability Period and, failing that, the applicable Borrower will be deemed to have converted any such request into a request for an Advance of or conversion to, (i) for a Canadian Benchmark Unavailability Period in respect of Term CORRA, Daily Compounded CORRA Advances, and (ii) for a Canadian Benchmark Unavailability Period in respect of a Canadian Benchmark other than Term CORRA, Prime Rate Advances.

5.20.6   *Definitions.* As used in this Section 5.20:

"**Canadian Benchmark**" means, initially, the Term CORRA Reference Rate or Daily Compounded CORRA, as the case may be; provided that if a Canadian Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate, Daily Compounded CORRA, or the then-current Canadian Benchmark, then "Canadian Benchmark" means the applicable Canadian Benchmark Replacement to the extent that such Canadian Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 5.20.

"**Canadian Benchmark Replacement**" means, with respect to any Canadian Benchmark Transition Event:

(a)   where a Canadian Benchmark Transition Event has occurred with respect to Term CORRA Reference Rate, Daily Compounded CORRA; and;

(b)   where a Canadian Benchmark Transition Event has occurred with respect to a Canadian Benchmark other than the Term CORRA Reference Rate, the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrowers giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Canadian Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Canadian Benchmark for Dollar-denominated syndicated credit facilities and (ii) the related Canadian Benchmark Replacement Adjustment;

provided that, if the Canadian Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Canadian Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

"**Canadian Benchmark Replacement Adjustment**" means, with respect to any replacement of the then-current Canadian Benchmark with an Canadian Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrowers giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Canadian Unadjusted Benchmark Replacement by the Relevant Canadian Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Canadian Unadjusted Benchmark Replacement for Canadian dollar-denominated syndicated credit facilities at such time.

"**Canadian Benchmark Replacement Conforming Changes**" means, with respect to the use or administration of a Canadian Benchmark or the use, administration, adoption or implementation of any Canadian Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Prime Rate," the definition of "Banking Day," the definition of "Interest Period" or any similar or analogous definition (or the addition of a concept of "interest period"), timing and frequency of determining rates and making payments of interest, timing of Advance request or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 5.7.1 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

"**Canadian Benchmark Replacement Date**" means the earliest to occur of the following events with respect to the then-current Canadian Benchmark:

(a)   in the case of clause (a) or (b) of the definition of "Canadian Benchmark Transition Event," the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Canadian Tenors of such Canadian Benchmark (or such component thereof); or

(b)   in the case of clause (c) of the definition of "Canadian Benchmark Transition Event," the first date on which such Canadian Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Canadian Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Canadian Tenor of such Canadian Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the "Canadian Benchmark Replacement Date" will be deemed to have occurred in the case of clause (a) or (b) with respect to any Canadian Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Canadian Tenors of such Canadian Benchmark (or the published component used in the calculation thereof).

"**Canadian Benchmark Transition Event**" means, the occurrence of one or more of the following events with respect to the then-current Canadian Benchmark:

(a)   a public statement or publication of information by or on behalf of the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Canadian Tenors of such Canadian Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Canadian Tenor of such Canadian Benchmark (or such component thereof);

(b)   a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof), the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Canadian Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Canadian Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Canadian Benchmark (or such component), which states that the administrator of such Canadian Benchmark (or such component) has ceased or will cease to provide all Available Canadian Tenors of such Canadian Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Canadian Tenor of such Canadian Benchmark (or such component thereof); or

(c)   a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that all Available Canadian Tenors of such Canadian Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a "Canadian Benchmark Transition Event" will be deemed to have occurred with respect to any Canadian Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Canadian Tenor of such Canadian Benchmark (or the published component used in the calculation thereof).

"**Canadian Benchmark Unavailability Period**" means, the period (if any) (a) beginning at the time that a Canadian Benchmark Replacement Date has occurred if, at such time, no Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 5.20 and (b) ending at the time that a Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 5.20.

"**Canadian Unadjusted Benchmark Replacement**" means the applicable Canadian Benchmark Replacement excluding the related Canadian Benchmark Replacement Adjustment.

"**Relevant Canadian Governmental Body**" means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

5.20.7   **Rates**. The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to Prime Rate, Base Rate, EURIBOR, Daily Simple SONIA, Adjusted Term SOFR, Term SOFR, CORRA, Daily Compounded CORRA, or Term CORRA, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Prime Rate, Base Rate, EURIBOR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, Daily

Simple SONIA, CORRA, Daily Compounded CORRA, Term CORRA, Adjusted Daily Compounded CORRA, Adjusted Term CORRA or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and their affiliates or other related entities may engage in transactions that affect the calculation of Prime Rate, Base Rate, EURIBOR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, Daily Simple SONIA, CORRA, Daily Compounded CORRA, Term CORRA, Adjusted Daily Compounded CORRA, Adjusted Term CORRA or any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain Prime Rate, Base Rate, EURIBOR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, Daily Simple SONIA, CORRA, Daily Compounded CORRA, Term CORRA, Adjusted Daily Compounded CORRA, Adjusted Term CORRA or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1   Representations and Warranties.

Each Obligor makes the following representations and warranties to the Lenders and the Agent as to itself and the Borrowers also jointly and severally make all of the following representations and warranties to the Lenders and the Agent as to the other Obligors, and makes the representations and warranties in Sections 6.1.1, 6.1.6, 6.1.10, 6.1.11, 6.1.14, 6.1.15, 6.1.17 and 6.1.18 to the Lenders as to each Non-Obligor and makes the representation in Section 6.1.20 as to the Restricted Parties taken as a whole:

6.1.1   **Organization**. (a) It is a duly incorporated or amalgamated and organized and validly subsisting under the laws of its jurisdiction of formation and has the power and authority to enter into and perform its obligations under any Loan Documents to which it is or will be a party. (b) It has the power to own or dispose or lease its Property and to carry on the business in which it is engaged and holds all Permits required in connection with doing so, except to the extent that the absence of Permits would not and could not reasonably be expected to have a Material Adverse Effect.

6.1.2   **Authorization**. All necessary corporate action has been taken by it or on its part to authorize its execution and delivery of the Loan Documents to which it is or will be a party and the performance of its obligations thereunder.

6.1.3   **Absence of Conflict**. The execution, delivery and performance by it of the Loan Documents to which it is or will be a party will not result in:

(a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of its obligations under:

  (i) any Contract to which it is a party or by which any of its Property is bound or affected;

  (ii) any Permit by which its business or any of its Property is bound or affected;

  (iii) any provision of its Constating Documents or resolutions of its board of directors (or any committee thereof) or shareholders;

  (iv) any judgment, decree, order or award of any Governmental Authority having jurisdiction over it;

  (v) any Permit necessary to the ownership of its Equity Interests; or

  (vi) any Applicable Law;

(b) the creation or imposition of any Lien on any of its Property or the requirement to create any Lien on any of its Property other than Permitted Liens; or

(c) the forfeiture of any of its Property.

6.1.4 **No Restrictions in Constating Documents**. None of its Constating Documents restricts the power of its directors to borrow money, (as to each Party) to give financial assistance by way of loan, guarantee or otherwise, or to create any Lien on any or all of its present and future Property to secure the Obligations.

6.1.5 **Loan Documents.**

(a) The Loan Documents to which it is a party have been duly executed and delivered by it and when so executed and delivered (assuming due execution and delivery by the other parties thereto), shall constitute legal, valid and binding obligations of it enforceable against it in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(b) No Default has occurred and is continuing.

(c) From and after the date on which the relevant Security is delivered and any documentation relating thereto is duly executed, recorded and filed, the Lenders shall have legal, valid and enforceable security upon such of its present and future Property that is subject to such relevant Security and in the case of any Real Property, it has a good and marketable title as owner, in each case subject only to Permitted Liens.

6.1.6 **Litigation**. As of the date of execution of this Agreement, there are no suits, actions, disputes, investigations, claims, arbitration, legal or other proceedings, appeals or applications for review, at law, in equity or before any Governmental Authority, or industrial or labour disputes, in each case pending, outstanding, or, to its knowledge, threatened against it that could cause a Material Adverse Effect, except as disclosed on Schedule H.

6.1.7 **Financial Statements**. The audited consolidated financial statements of ATS for its fiscal year ended March 31, 2025 that have been furnished to the Lenders are complete and present fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position of ATS on a consolidated basis as of the dates referred to in such financial statements and the sales, earnings and results of operation of ATS on a consolidated basis for the periods covered thereby and have been prepared in accordance with GAAP except as otherwise expressly noted therein. Since March 31, 2025 there has been no event or circumstance that has had a Material Adverse Effect.

6.1.8 **Business Plans, Etc**., The Business Plan and all projections, including forecasts, budgets, pro formas provided to the Lenders, or any of them, were prepared in good faith based on assumptions which at the time made were believed to be reasonable, and its most recent projections are believed to be reasonable estimates of the prospects of the businesses referred to therein except to the extent it has otherwise notified the Lenders.

6.1.9 **Disclosed Liabilities**. As of the date of execution of this Agreement, it has no material liabilities (whether absolute, accrued, contingent or other) or other material obligations of the type required to be included in the consolidated financial statements of the Restricted Parties in accordance with GAAP, which are not fully included in ATS' audited consolidated financial statements provided to the Lenders for its most recently-completed fiscal year or ATS' consolidated unaudited financial statements for its most recently-completed fiscal quarter, other than the Obligations and liabilities and obligations incurred after such fiscal year end or fiscal quarter end, none of which materially and adversely affects the financial position of ATS on a consolidated basis.

6.1.10 **Permitted Liens**. It is not in default under any of the Permitted Liens to an extent that would cause a Material Adverse Effect.

6.1.11 **Full Disclosure**. There is no fact that it has not disclosed to the Agent and the Lenders in writing that would reasonably be expected to have a Material Adverse Effect.

6.1.12 **Property, Equity Interests, Etc.**

(a) the Disclosure Certificate is a complete and accurate description, as to each Obligor and as of the date of this Agreement, of its corporate history, the ownership of all of its issued and outstanding Equity Interests, the Equity Interests in Restricted Parties and other Persons that it owns, the nature of the business that it carries on, and the location of its jurisdiction of incorporation, and the Disclosure Certificate is a complete and accurate description, as to each

Obligor that is incorporated in and/or does business in Canada or the United States of America and as of the date of this Agreement, of the locations of its chief executive office (and in respect of corporations incorporated under the federal laws of Canada, its registered office and head office) and freehold and leasehold real property and the jurisdictions in which its other Property of any material value is located (apart from Property in transit or normally used in more than one jurisdiction) and all registered Intellectual Property that it owns.

(b)   The Pledged Shares are validly issued as fully paid and non-assessable shares of the respective Obligors.

(c)   The consents of the shareholders and/or the directors of the respective Obligors, other than ATS, that will be delivered at or before the time that the Pledged Shares become part of the Security are the only consents that are necessary or desirable in connection with the pledges of the Pledged Shares as part of the Security (including the enforcement of the pledges), and shall be kept in full force and effect as long as they remain necessary or desirable.

(d)   Except as could not reasonably be expected to have a Material Adverse Effect either individually or in the aggregate, it owns or is licensed or otherwise has the right to use all Intellectual Property that is necessary for the operation of its business without conflict with the rights of any other Person.

(e)   All Permits required to carry on its business as currently conducted are in full force and effect, except for those Permits which, if not in full force and effect could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(f)   As at the date of this Agreement, no Subsidiary is required or has been designated by the Borrowers to provide a guarantee pursuant to Section 3.1.5 other than the Required Subsidiaries and Orise Inc.

6.1.13   **Environmental Matters.**

(a)   To the best of its knowledge, (i) there are no active or abandoned underground storage tanks located on any land which it occupies or controls, except those that comply with Applicable Law, (ii) there are no Hazardous Materials located on, above or below the surface of any land which it occupies or controls or contained in the soil or water constituting such land (except those that are in compliance with Applicable Law), (iii) no release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials has occurred on or from such land (except those minor items that do not violate Applicable Laws) and (iv) no land that it occupies or controls has been used as a landfill or waste disposal site, except in each case as would not reasonably be expected to result in, either individually or the aggregate, a Material Adverse Effect.

(b)   Its business and Property have been and are being owned, occupied and operated in compliance with Applicable Laws intended to protect the environment (including laws respecting the disposal or emission of Hazardous Materials), and to the best of its knowledge there are no breaches thereof and no enforcement actions in respect thereof are threatened or pending, in each case, except to the extent the same would not reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect.

6.1.14   **Taxes and Withholdings.**

(a)   It has (i) duly filed on a timely basis all material tax returns, elections and reports required to be filed by it in accordance with Applicable Laws and has paid, collected and remitted all material Taxes due and payable, collectible or remittable by it in accordance with Applicable Laws before becoming delinquent and penalties attaching thereto, except those Taxes which are being contested in good faith by appropriate proceedings diligently prosecuted and for which adequate reserves have been provided in accordance with GAAP and no notice of Lien has been recorded or filed, and (ii) made adequate provisions or reserves for material Taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed and, except as disclosed in writing to the Agent from time to time, there are no actions, proceedings or claims pending or, to its knowledge, threatened, against it in respect of material Taxes (it being agreed that, for purposes of this Section 6.1.14(a), the amount of a Tax is material if it equals or exceeds $50,000,000 or the equivalent thereof in another currency).

(b)   It has (i) deducted or withheld from any amount paid or credited, or deemed to be paid or credited, by it to or for the account or benefit of any Person, including past or present employees, officers, directors, and any non-resident Person of the country in which each Obligor resides, the amount of all material Taxes and other material amounts required to be deducted or withheld therefrom under Applicable Laws and has paid the same to the proper tax authority within the time required under any Applicable Laws; and (ii) collected and remitted to the appropriate tax authority in accordance with Applicable Laws all material amounts collectible and remittable in respect of goods and services Tax, harmonized sales Tax, value-added Taxes or similar Taxes, and has paid all such material amounts payable by it on account of goods and services Tax, harmonized sales Tax, value-added Taxes or any other sales Taxes or similar Taxes (it being agreed that, for purposes of this Section 6.1.14(b), the amount of a Tax is material if it equals or exceeds $50,000,000 or the equivalent thereof in another currency).

6.1.15   **Pension Plans.**

(a)   During the twelve-consecutive-month period before the date of the execution and delivery of this Agreement and before the date of any Advance hereunder, (i) no steps have been taken to terminate or wind up an Employee Plan (wholly or in part), which could result in a Restricted Party being required to make an additional contribution to the Pension Plan in excess of $50,000,000, (ii) except as could not reasonably be expected to have a Material Adverse Effect, no contribution failure has occurred with respect to any Employee Plan sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction, (iii) no condition exists and no event or transaction has occurred with respect to any Employee Plan which might reasonably be expected to result in the incurrence by any Restricted Party of any liability, fine or penalty in excess of $50,000,000, and (iv) except as could not reasonably be expected to have a Material Adverse Effect and except as disclosed in the financial statements required to be provided pursuant to this Agreement or as otherwise disclosed in writing from time to time to the Agent, no Restricted Party has any contingent liability with respect to any post-retirement benefit under a Welfare Plan.

(b) Except as could not reasonably be expected to have a Material Adverse Effect, (i) each Employee Plan is in compliance with all applicable pension benefits and tax laws, (ii) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all Applicable Laws and the terms of each Employee Plan have been made in accordance with all Applicable Laws and the terms of each Employee Plan and (iii) no event has occurred and no conditions exist with respect to any Employee Plan that has resulted or could reasonably be expected to result in any Employee Plan having its registration revoked or refused for the purposes of any applicable pension benefits or tax laws or being placed under the administration of any relevant pension benefits regulatory authority or being required to pay any Taxes under any applicable pension benefits or tax laws.

6.1.16 **Use of Proceeds**. Except as expressly disclosed in this Agreement, it shall not permit any Advance or product or service giving rise to Other Secured Obligations to be used by, on behalf of or for the benefit of any Person except the Restricted Parties. For certainty, paying proceeds of an Advance to another Person in the Ordinary Course does not, in itself, constitute using the Advance for the benefit of that other Person.

6.1.17 **Anti-Terrorism Laws.**

It:

(a) has taken reasonable measures to ensure compliance with applicable Economic Sanctions Laws and Anti-Terrorism Laws; and

(b) is not a Designated Person.

The representations and warranties made in Section 6.1.17 are made only to the extent that Economic Sanctions Laws and/or Anti-Terrorism Laws applicable to the relevant Obligor do not conflict with, (i) if such Obligor is incorporated or organized in Germany or otherwise qualifies as a resident (*Inländer*) within the meaning of Section 2 (15) of the German Foreign Trade Act ("*Außenwirtschaftsgesetz*"), Section 7 of the Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung - AWV) or Art. 5 of Council Regulation (EC) No 2271/96 of 22 November 1996 or any other similar anti-boycott legislation and (ii) if such Obligor is incorporated or organized in Canada, the *Foreign Extra-Territorial Measures Act (*R.S.C., 1985, c F-29).

Additionally, this Section 6.1.17 shall only be given for the benefit of a Lender to the extent that it would not result in any violation of or liability for such Lender under section 7 of the Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung - AWV) or under Council Regulation (EC) No 2271/96 of 22 November 1996 or any other similar anti-boycott legislation.

6.1.18   **Governmental Regulation and Use of Proceeds of Advance.**

(a)   It is not a "public utility" within the meaning of, or subject to regulation under, the *United States Federal Power Act* of 1920 (16 USC §§791 et seq.).

(b)   It is not an "investment company" as defined in, or subject to regulation under, the US *Investment Company Act of 1940* (15 USC. §§ 80a-1 et seq.) or subject to regulation under any United States federal or state law or regulation that limits its ability to incur or guarantee indebtedness (other than limits under Applicable Law specified in the respective guarantees forming part of the Security).

(c)   It will not use any part of the proceeds from any Advance, directly or indirectly, for payments to any government official or employee, political party, official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977 (15 USC. §§ 78dd-1 et seq.), the *Corruption of Foreign Public Officials Act* (Canada) (S.C. 1998, c.34) to the extent such Acts apply to it or in violation of any other similar Applicable Laws enacted in other applicable jurisdictions.

6.1.19   **US Margin Regulations.** The use of Advances will not contravene any of Regulation T, Regulation U or Regulation X.

6.1.20   *[Reserved]*.

6.1.21   **Charitable Status**. It is not a charity registered with the Canada Revenue Agency and does not solicit charitable financial donations from the public.

6.1.22   **Compliance with Laws.** It is in compliance in with all Applicable Laws except where the aggregate of all such violations or failures to comply could not reasonably be expected to result in a Material Adverse Effect.

6.2   **Survival of Representations and Warranties.**

Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Loan Documents, and shall be deemed to be repeated as of the date of each

Advance (excluding any deemed Advance or rollover or conversion of an existing Advance) and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrowers to the Lenders in writing and accepted by the Required Lenders, acting reasonably. The Lenders shall be deemed to have relied upon such representations and warranties at each time it makes an Advance under this Agreement as a condition of making an Advance under this Agreement or continuing to extend the Credit under this Agreement.

ARTICLE 7
COVENANTS AND CONDITIONS

7.1   Financial Covenants.

7.1.1   While any High Yield Debt is outstanding, ATS shall maintain at all times the following financial covenants which shall be tested quarterly on a consolidated basis:

(a)   subject to Section 7.1.3, a Senior Net Funded Debt to EBITDA Ratio of not greater than 3.50 to 1;

(b)   subject to Section 7.1.3, a Total Net Funded Debt to EBITDA Ratio of not greater than 4.50 to 1; and

(c)   an Interest Coverage Ratio of not less than 3.00 to 1.

7.1.2   If no High Yield Debt is outstanding, ATS shall maintain at all times the following financial covenants which shall be tested quarterly on a consolidated basis:

(a)   subject to Section 7.1.3, a Total Net Funded Debt to EBITDA Ratio of not greater than 3.75 to 1; and

(b)   an Interest Coverage Ratio of not less than 3.00 to 1.

7.1.3   Once per fiscal year, in the event of a Permitted Acquisition having a purchase price greater than $75,000,000 (net of the value of Equity Interests of ATS forming part of the consideration) is made, ATS can elect by notice to the Agent delivered on or prior to the delivery of the quarterly Compliance Certificate delivered for the fiscal quarter in which such Permitted Acquisition occurs, to have the maximum Total Net Funded Debt to EBITDA Ratio and Senior Net Funded Debt to EBITDA Ratio set forth in Section 7.1.1 increased to 5.00 to 1 and 4.00 to 1, respectively, and the maximum Total Net Funded Debt to EBITDA Ratio set forth in Section 7.1.2 increased to 4.25 to 1 for no more than the period beginning with the fiscal quarter in which such Permitted Acquisition is completed, including the immediately following fiscal quarter, and ending on the day before the last day of the fourth following fiscal quarter.

7.1.4   For the purposes of the calculation of the Financial Covenants:

(a)   adjustments shall be made to the calculations in connection with any Person acquired pursuant to a Permitted Acquisition or any Person disposed pursuant to a Permitted Disposition during the relevant four quarter period as if the

Permitted Acquisition or Permitted Disposition had occurred at the beginning of the relevant period (with reasonable pro forma normalizing adjustments);

(b)   EBITDA of any non-wholly owned Subsidiary of ATS shall be included in an amount proportionate to the interest held by ATS in such Subsidiary;

(c)   100% of the Debt of any non-wholly owned Subsidiary of ATS shall be included to the extent required to be included in accordance with GAAP;

(d)   in respect of Minority Investments held by the Restricted Parties, EBITDA of the applicable Restricted Party may be increased by the actual cash dividends received from the Persons in which the Minority Investment is held in an amount not to exceed 75% of the EBITDA of such Restricted Party multiplied by the percentage Minority Investment held by such Restricted Party in such Person; and

(e)   Debt of any Person in which a Minority Investment is held by a Restricted Party shall be included to the extent such Debt is guaranteed by a Restricted Party and to the extent otherwise attributable to ATS on a consolidated basis in accordance with GAAP.

7.2   Positive Covenants.

During the term of this Agreement, each Obligor shall perform the following covenants and the Borrowers shall ensure that each other Restricted Party does so as to Sections 7.2.1(c), 7.2.1(d), 7.2.2, 7.2.3, 7.2.4 and 7.2.8.

7.2.1   **Payment and Operation of Business.**

(a)   It shall duly and punctually pay the Obligations, either as a Borrower or in accordance with its guarantee at the times and places and in the manner required by the terms of this Agreement.

(b)   In the case of the Borrowers, they shall use proceeds of Advances solely for the purposes set out in Section 2.4.

(c)   It shall (i) keep proper books of accounts and record, (ii) maintain its corporate status in all jurisdictions where it carries on business, and (iii) operate its business in accordance with sound business practices and in compliance in all material respects with all material Applicable Laws (including those regarding ownership of Persons carrying on the type of business that it carries on) and Material Contracts and Material Permits.

(d)   It shall maintain in good standing and shall obtain, as and when required, all Material Permits and Material Contracts which it requires to acquire, own, operate and maintain its business and Property and perform its obligations under any Loan Documents to which it is or will be a party.

7.2.2   **Inspection**. It shall from time to time during regular business hours on reasonable notice, permit Representatives of the Lenders to inspect any of its Property and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its Representatives as it may designate) its auditors, the reasonable expense of all of which shall be paid by the Borrowers, provided that:

(a)   no action shall be taken or required by the Lenders or their Representatives to the extent it might reasonably be expected to result in a breach of Applicable Law;

(b)   the Lenders' exercise of their rights under this Section does not unreasonably interfere with the operations of the Restricted Parties;

(c)   the Lenders maintain the confidentiality of all information they receive in accordance with usual requirements of banker/customer confidentiality, and do not disclose or use it except for the purposes of this Agreement;

(d)   any Representative of a Lender who is not an employee of that Lender has executed and delivered an agreement in favour of the Restricted Parties and the Lenders to use any information obtained as a result of any inspection or examination on behalf of a Lender only for the purposes of this Agreement, and has established to the reasonable satisfaction of the Borrowers and the Lenders that there is no inherent conflict of interest between the business and clientele of the Restricted Parties and the business and clientele (other than the Lenders) of that representative.

7.2.3   **Insurance.**

(a)   It shall maintain insurance on all its Property with financially sound and reputable insurance companies or associations of the kinds customarily insured against by Persons engaged in the same or similar business, of such types, in such amounts and on such terms as are customarily carried under similar circumstances by such other Persons, including all-risk property insurance, comprehensive general liability insurance and business interruption insurance, and shall furnish to the Agent, on written request, satisfactory evidence of the insurance carried.

(b)   It shall cause policies of insurance referred to above to contain a standard mortgage clause and other customary endorsements for the benefit of lenders, all in a form acceptable to the Lenders acting reasonably. It shall not amend such policies in any manner which is prejudicial to the Lenders and shall cause such policies to include a provision that they will not be cancelled without 30 days' prior written notice being given to the Agent by the issuers thereof. It shall also cause the Agent to be named as an additional insured with respect to public liability policies and, subject to Section 7.6, cause all of the proceeds of insurance under such policies to be made payable and to be paid to the Agent for and on behalf of the Lenders as their interests may appear to the extent of the Obligations.

(c)   Whenever requested in writing by the Agent, it shall cause certified copies of the policies of insurance carried pursuant to this Section to be delivered to the Agent.

(d)   It shall provide the Agent promptly with such other evidence of the insurance as the Lenders may from time to time reasonably require.

7.2.4   **Taxes and Withholdings.**

(a)   It shall pay all material Taxes as they become due and payable in accordance with Applicable Laws unless such Taxes are being contested in good faith by appropriate proceedings and it has made adequate provision or reserve for payment of the contested amount of Taxes and it shall provide evidence of the provision or reserve for the contested amount of Taxes that the Agent reasonably requests (it being agreed that, for purposes of this Section 7.2.4(a), the amount of a Tax is material if it equals or exceeds $50,000,000 or the equivalent thereof in another currency).

(b)   It shall deduct or withhold from each amount paid or credited, or deemed to be paid or credited, by it to or for the account or benefit of any Person, including past or present employees, officers, directors and any non-resident Person of the country in which it resides, the amount of all material Taxes and other amounts required to be deducted or withheld therefrom in accordance with Applicable Laws and pay the same to the proper tax authority within the time required under any Applicable Laws (it being agreed that, for purposes of this Section 7.2.4(b), the amount of a Tax is material if it equals or exceeds $50,000,000 or the equivalent thereof in another currency).

(c)   It shall collect from all Persons the amount of all material Taxes (including, Goods and Services Tax, Harmonized Sales Tax, value-added Taxes or any other sales Taxes or similar Taxes) required to be collected from them in accordance with Applicable Laws and remit the same to the proper tax authority within the time required under any Applicable Laws (it being agreed that, for purposes of this Section 7.2.4(c), the amount of a Tax is material if it equals or exceeds $50,000,000 or the equivalent thereof in another currency).

7.2.5   **Hazardous Materials**. It shall observe and comply at all times and in all respects with the provisions of all Applicable Laws relating to Hazardous Materials, except in each case as would not reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect. It shall also remove, clean up or otherwise remedy the matters referred to in Section 7.3.2(d).

7.2.6   **Landlord Consents**. If requested by the Agent, it shall (i) obtain landlord consents in respect of the Security from each Restricted Party which owns and leases real property to an Obligor who carries on business in Canada or the United States of America and,

(ii) use commercially reasonably efforts to obtain consents in respect of the Security from each other landlord of leased premises in which any Obligor carries on business in Canada or the United States of America where (a) the value of the assets of such Obligor located on such leased premises exceeds at any time $10,000,000 in the aggregate or (b) the leased premises is material to the operations of such Obligor.

7.2.7   **Control Agreements**. With respect to any Obligor that is incorporated in and/or does business in the United States, the Borrowers or such Obligor shall promptly notify the Agent of any securities account or deposit account that it holds from time to time in the United States on and after the date of this Agreement (which notice shall indicate the date it established such account), and, on a commercially reasonable efforts basis, shall obtain a control agreement satisfactory to the Agent, acting reasonably, from the relevant securities intermediary or holder of deposit account for all such accounts as may be required to ensure that the value of assets of Obligors held in accounts in the United States not subject to a control agreement ("**Non-Controlled Accounts**") does not at any time exceed US$50,000,000 in the aggregate (the "**Non-Controlled Accounts Threshold**"). Notwithstanding the foregoing, the value of assets held in Non-Controlled Accounts shall not be counted towards the Non-Controlled Accounts Threshold where control is not necessary to maintain the Security therein as valid and effective security with the priority required by this Agreement. The Lenders agree that the Obligors shall have 45 days from the date the Non-Controlled Accounts Threshold is exceeded to obtain the control agreements as required pursuant to this Section 7.2.7. For certainty, failure to obtain a control agreement in respect of a Non-Controlled Account after using commercially reasonable efforts to obtain such control agreement (a "**Failed Control Account**"), shall not satisfy the commercially reasonable efforts required by this Section 7.2.7 if there are other Non-Controlled Accounts in respect of which commercially reasonable efforts have not been made to obtain a control agreement however the Borrowers shall, in each case, have an additional 45 days to deliver such replacement control agreement after exhausting commercially reasonable efforts in respect of a Failed Control Account.

7.2.8   **KYC Documentation and Anti-Money Laundering**. It acknowledges that the Lenders each have certain anti-money laundering and anti-terrorism responsibilities under various Anti-Terrorism Laws and that from time to time any Lender (including any prospective assignee of a Lender) may request information in order to comply with Applicable Laws and internal requirements (including any applicable "know your customer" or "know your client" requirements). It covenants and agrees, upon request, to promptly provide the applicable Lender such additional information as may be so reasonably requested. The proceeds of any Advance under the Credit shall not be needed or invested in order to support domestic or international terrorism and shall not be directly or indirectly used for activities that may contravene Anti-Terrorism Laws, Economic Sanctions Laws, the United States Foreign Corrupt Practices Act of 1977 (15 USC. §§ 78dd-1 et seq.), the *Corruption of Foreign Public Officials Act* (Canada) (S.C. 1998, c.34) or any other material Applicable Laws.

The covenants made in this Section 7.2.8 are made only to the extent that Economic Sanctions Laws and/or Anti-Terrorism Laws applicable to the relevant Obligor do not conflict with, (i) if such Obligor is incorporated or organized in Germany or otherwise qualifies as a resident (*Inländer*) within the meaning of Section 2 (15) of the German Foreign Trade Act ("*Außenwirtschaftsgesetz*"), Section 7 of the Foreign Trade and Payments Ordinance Regulation (Außenwirtschaftsverordnung - AWV) or Art. 5 of Council Regulation (EC) No 2271/96 of 22 November 1996 or any other similar anti-boycott legislation and (ii) if such Obligor is incorporated or organized in Canada, the *Foreign Extra-Territorial Measures Act (Canada)* (R.S.C., 1985, c.F-29).

Additionally, this Section 7.2.8 shall only be given for the benefit of a Lender to the extent that it would not result in any violation of or liability for such Lender under section 7 of the German Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung - AWV) or under Council Regulation (EC) No 2271/96 of 22 November 1996 or any other similar anti-boycott legislation.

7.3 **Reporting Requirements.**

7.3.1 **Periodic Reports**. During the term of this Agreement, the Borrowers shall deliver or cause the delivery of the following reports. Notwithstanding the foregoing sentence, the filing by ATS of any required document in this Section 7.3.1 on SEDAR shall satisfy the delivery obligation in relation to such documents so filed, provided that (i) ATS is and continues to be listed on the Toronto Stock Exchange and (ii) certification as to such filing on SEDAR is contained in the Compliance Certificate delivered pursuant to clause (a) below. All financial statements and other reports shall be in a form reasonably satisfactory to the Lenders and all quarterly and annual financial statements shall be prepared in accordance with GAAP (provided that quarterly financial statements shall not be required to have footnote disclosure and are subject to normal year-end adjustments).

(a) the Borrowers shall, as soon as practicable and in any event concurrently with the delivery of the financial statements required to be delivered pursuant to clauses (b) and (c) below, cause a Compliance Certificate to be delivered to the Lenders;

(b) the Borrowers shall, as soon as practicable and in any event within 45 days of the end of each of the first three fiscal quarters of ATS, cause to be prepared and delivered to the Lenders, the interim unaudited consolidated, financial statements of ATS as at the end of that quarter, in each case including balance sheet, statement of income and retained earnings, statement of changes in financial position, unaudited consolidation schedule with respect to such fiscal quarter and management discussion and analysis;

(c) the Borrowers shall, as soon as practicable and in any event within 90 days after the end of each of the fiscal years of ATS, cause the annual audited consolidated financial statements of ATS (along with both the annual financial statements of Enterprises USA) and unaudited consolidation schedule with respect to such fiscal year to be prepared and delivered to the Lenders including balance sheet, statement of income and retained earnings, statement of changes in financial position and, in respect of ATS only, management discussion and analysis for such fiscal year, which shall, in the case of the financial statements of ATS only, be audited by an internationally recognized accounting firm, and in the case of Enterprises USA shall be management unaudited;

(d) the Borrowers shall, as soon as practicable and in any event not later than April 30th of each fiscal year, cause to be prepared and delivered to the Lenders an annual Business Plan for the then current fiscal year;

(e) the Borrowers shall cause to be delivered to the Agent promptly upon filing of same, copies of all non-confidential filings, reports and other documents delivered to any securities commission in paper or electronic form; and

(f) the Borrowers shall promptly provide each of the Lenders with all other information reasonably requested by the Lenders from time to time concerning the business, financial condition and Property of the Restricted Parties and/or the Discontinued Entities.

7.3.2 **Requirements for Notice.**

(a) The Borrowers shall promptly notify the Lenders of any Default, or of any default (either by a Restricted Party or by any other party) under any Material Contract or Material Permit, or of any event which, with or without the giving of notice, lapse of time or any other condition subsequent, would be a default or would otherwise allow the termination of any Material Contract or Material Permit or the imposition of any sanction on any party to a Material Contract or Material Permit, and shall from time to time provide the Lenders with all information reasonably requested by any of the Lenders concerning the status thereof.

(b) The Borrowers shall promptly notify the Lenders on becoming aware of the occurrence of any claim or other circumstance affecting it or any other Restricted Party or Discontinued Entity, the result of which is reasonably likely to have a Material Adverse Effect, and shall from time to time thereafter provide the Lenders with all information reasonably requested by any of the Lenders concerning the status thereof.

(c) *[Reserved]*.

(d) If any of the following would reasonably be expected to have a Material Adverse Effect, the Borrowers shall promptly notify the Agent on (i) learning of the existence of Hazardous Materials located on, above or below the surface of any land which any Restricted Party occupies or controls (except those being stored, used or otherwise handled or existing in substantial compliance with Applicable Laws), or contained in the soil or water constituting such land (in excess of levels prescribed under Applicable Laws, or which would constitute an actual or potential breach of or non-compliance with any Applicable Laws) and (ii) the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such land, and shall provide the Agent with details, including cost, of the work required to remove, clean up or otherwise remedy the matters referred to in the notice.

(e)   The Borrowers shall provide notice to the Agent and copies of all relevant documentation promptly on becoming aware of (i) the institution of any steps by any Restricted Party or any applicable regulatory authority to terminate any Pension Plan (wholly or in part) which could result in any Restricted Party being required to make an additional contribution to the Pension Plan in excess of $50,000,000, (ii) the failure to make a required contribution to any Pension Plan if such failure is sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction that, individually or in the aggregate would reasonably be expected to have a Material Adverse Effect, (iii) the taking of any action with respect to a Pension Plan which could reasonably be expected to result in the requirement that any Restricted Party furnish a bond or other security to such Pension Plan or any applicable regulatory authority that, individually or in the aggregate would reasonably be expected to have a Material Adverse Effect, or (iv) the occurrence of any event with respect to any Pension Plan which would reasonably be expected to have a Material Adverse Effect.

7.4   Ownership of the Restricted Parties.

During the term of this Agreement, every Obligor (other than ATS) shall be wholly-owned by ATS and every Non-Obligor shall be Controlled by ATS, in each case directly or indirectly.

7.5   Negative Covenants

During the term of this Agreement, no Obligor shall do any of the things specified in this Section 7.5 without the prior written consent of the Required Lenders and the Borrowers shall ensure that none of the other Restricted Parties, does any of the things specified in Sections 7.5.1, 7.5.2, 7.5.3, 7.5.5 and 7.5.6.

7.5.1   **Liens**. It shall not:

(a)   create, incur or assume or suffer to exist or cause or permit any Lien upon or in respect of any of its Property (including, for certainty, any Real Property located in Canada or the United States), except for Permitted Liens; or

(b)   do or permit anything to adversely affect the ranking or validity of the Security except by incurring a Permitted Lien.

7.5.2   **Financial Transactions.** It shall not:

(a)   create, incur, assume or permit the existence of any Debt, other than Permitted Indebtedness;

(b)   make loans to any other Person, guarantee, endorse or otherwise become liable for any debts, liabilities or obligations of any other Person or give financial assistance of any kind to any other Person, except for (i) guarantees given as part of the Security (ii) guarantees by a Non-Obligor in respect of the Debt of another Restricted Party and guarantees of an Obligor in respect of Debt of another Obligor, provided in each case such guaranteed Debt is Permitted Indebtedness, (iii) loans advanced by one Restricted Party in favour of another Restricted Party as long as such loans are Permitted Indebtedness, (iv) guarantees by one Restricted Party in respect of obligations of another Restricted Party in connection with any Derivative entered into by a Restricted Party with a counterparty other than a Lender, provided that the aggregate guaranteed obligations (for all Restricted Parties) in respect of all such Derivatives (based on the negative mark to market amounts after the netting of any "in-the-money" amounts) that would be carried in the accounts of each Restricted Party that is a hedging party, as a liability in accordance with GAAP do not exceed $25,000,000 in the aggregate at any time, (v) [*intentionally deleted*], (vi) [*intentionally deleted*], (vii) guarantees by a Restricted Party of the performance by other Restricted Parties of their obligations to their respective customers and suppliers incurred in the Ordinary Course, which for clarity includes guarantees in favour of landlords in respect of rent obligations of the Restricted Parties incurred in the Ordinary Course, and guarantees contemplated in Section 1.1.183(e), (viii) loans to employees in the Ordinary Course, (ix) any other guarantees (for all Restricted Parties) of obligations of Restricted Parties not listed above, provided that the guaranteed obligations (for all Restricted Parties) in respect of all such other guarantees do not exceed $175,000,000 in the aggregate at any time, and provided that such guaranteed obligations, to the extent Debt, are Permitted Indebtedness, and (x) other loans in an aggregate principal amount outstanding for all Restricted Parties of up to $50,000,000 at any time;

(c)   enter into Derivatives for speculative purposes;

(d)   permit EBITDA attributable to Obligors for any period to be less than the 70% Threshold for such period (as disclosed in the most recent Compliance Certificate delivered by the Borrowers pursuant to this Agreement), except in accordance with Section 3.1;

(e)   permit EBITDA attributable to a Discontinued Entity for any period to exceed 10% of the total consolidated EBITDA of ATS for such period (as disclosed in the most recent Compliance Certificate delivered by the Borrowers pursuant to this Agreement), subject to the requirements of Section 3.1;

(f)   permit the amount outstanding under credit card arrangements with the Lenders and/or Affiliates of the Lenders to exceed at any time $50,000,000 in the aggregate (for all Restricted Parties and for all Lenders and Affiliates of Lenders);

(g)   prepay, redeem, defease, repurchase or otherwise make other payments in respect of any Intercorporate Obligations if an Event of Default has occurred and is continuing or would result from payment being made.

7.5.3   **Business and Property.** It shall not:

(a)   engage in or permit any Restricted Party to engage in to any material extent any material business other than the Core Business, excluding any business or line of business acquired pursuant to a Permitted Acquisition and which will be converted into the Core Business or closed or disposed of in accordance with Section 1.1.178 (part of the definition of Permitted Acquisition);

(b)   acquire any material Property, except for:

     (i)   Property acquired through Capital Expenditures, Permitted Acquisitions and other acquisitions of Equity Interests that do not contravene any other provision of this Agreement;

     (ii)   Property acquired through transactions contemplated in the definition of Permitted Liens;

     (iii)   acquisitions of inventory in the Ordinary Course for the purpose of carrying on its business; or

     (iv)   acquisitions, directly or indirectly, from an Obligor of Property being disposed of as a Permitted Disposition pursuant to (c)(vii) of Schedule K;

(c)   permit any sale, lease, sale and lease-back or other disposition of the whole or any part of its Property except for Permitted Dispositions; or

(d)   enter into any transaction of any kind with any Affiliate or Associate, or Person of which it is an Associate except for transactions between Restricted Parties or transactions on a commercially reasonable basis as if it were dealing with such Person on an arm's length basis.

7.5.4   **Corporate Matters.** It shall not:

(a)   consolidate, amalgamate or merge with any other Person, enter into any corporate reorganization or other transaction intended to effect or otherwise permit a change in its existing Constating Documents, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution, except for transactions involving only one or more Restricted Parties if the Borrowers give the Agent reasonable advance notice of the transaction and immediately take whatever steps and deliver whatever documents (including opinions of counsel satisfactory to the Lenders) are reasonably required to ensure that the Lenders' rights are not adversely affected as a result; provided that a Borrower may not liquidate, wind-up or dissolve itself, or permit itself to be liquidated, wound-up or dissolved, and may not consolidate, amalgamate, merge, liquidate, wind-up or dissolve any Required Subsidiary, or permit such consolidation, amalgamation, merger, liquidation, wind-up or dissolution of a Required Subsidiary, other than a consolidation, amalgamation, merger, wind-up or dissolution of a Required Subsidiary into or with (i) a Restricted Party (with the surviving or resulting Subsidiary being deemed to be a Required Subsidiary) or (ii) a Borrower, provided such Borrower is the surviving, continuing or resulting Person;

(b) change its name without providing the Agent with reasonable advance notice thereof and promptly taking other steps, if any, as the Agent reasonably requests to maintain the Security and the other Loan Documents so that the Lenders' position is not adversely affected;

(c) in the case of any Obligor that is incorporated in and/or does business in Canada or the United States of America, permit its chief executive office (and in respect of corporations incorporated under the federal laws of Canada, its registered office and head office) or any of its tangible Property of material value to be located out of the respective jurisdictions specified on the latest version of the Disclosure Certificate delivered to the Agent (except for goods in transit, and goods that are normally used in more than one jurisdiction if the latter goods are equipment or are inventory leased or held for lease by it) without providing the Agent with reasonable advance notice thereof and promptly taking other steps, if any, as the Agent reasonably requests to maintain the Security and the other Loan Documents so that the Lenders' position is not adversely affected;

(d) change its fiscal year end (being 31 March for the Borrowers), except that Restricted Parties that have a different fiscal year end may change it to 31 March; or

(e) change its auditors, unless an internationally recognized accounting firm is appointed or as otherwise agreed to by the Agent, acting reasonably.

7.5.5 **Payments by Restricted Parties**. It shall not pay dividends and other forms of return of capital, redemption of Equity Interests, repayment of shareholder and Affiliate Debt and payment of management fees other than, (i) dividends and other forms of return of capital and redemption of Equity Interests to Obligors or from a Non-Obligor to another Non-Obligor, (ii) repayment of any Debt (principal and interest) owing by a Restricted Party to an Obligor or the repayment of any other Debt that constitutes Permitted Indebtedness owing by a Restricted Party to a Non-Obligor provided no Event of Default has occurred that is continuing or would result from any such repayment (and further provided that on the occurrence of an Event of Default that is continuing, all such Debt (principal and interest) shall be postponed to the repayment of the Obligations), (iii) management fees and other amounts paid by a Restricted Party to another Restricted Party in the Ordinary Course, (iv) payments to ATS' shareholders relating to the financing incurred on arm's length terms of any Permitted Indebtedness provided ATS has given the Agent prior notice demonstrating pro-forma compliance with Financial Covenants (after taking into account the proposed payment), (v) stock options and other incentive programs in the Ordinary Course including in the case of ATS, those that are customary for a company listed on the Toronto Stock Exchange, and (vi) dividends/distributions to ATS' shareholders provided ATS has given the Agent prior notice demonstrating that its Total Net Funded Debt to EBITDA Ratio is less than 4.00 (after taking into account the proposed dividend/distribution); provided in each case no Event of Default has occurred and is continuing or would result from any such return of capital, purchase, redemption, repayment or payment. For greater certainty, the term "distributions" when used in this Section 7.5.5 shall include normal course issuer bids for shares of ATS and other purchases of shares of ATS for cancellation;

7.5.6   **Pensions and other Plans.** No Obligor shall, without the prior written consent of the Agent (acting on the instructions of the Required Lenders) terminate or cause to be terminated any defined-benefit pension plan or plans if such defined-benefit plan or plans would have a windup deficiency on termination requiring a payment to the plan in any amount exceeding $50,000,000 in the aggregate.

7.5.7   *[Reserved].*

7.6   Use of Insurance Proceeds

7.6.1   All cash proceeds received in aggregate by the Restricted Parties in excess of $50,000,000 in any fiscal year of ATS as result of any claims by a Restricted Party under any policy of property insurance or business interruption insurance maintained by it or on its behalf in respect of the loss or damage to any Property of such Restricted Party or in respect of any business interruption, net of all reasonable costs incurred by such Restricted Party in connection with such insurance claim and net of a reasonable reserve in respect of any Taxes reasonably anticipated to be payable in accordance with Applicable Laws in respect of any disposition of the relevant property as a result of such loss or damage shall be paid to the Agent for application on account of the then outstanding Obligations made under (i) firstly, the Term Credit, (ii) secondly, the Revolving Credit and (iii) thirdly, any remaining outstanding Obligations, unless the Restricted Parties shall, within 365 days of receipt of such net cash proceeds:

(a)   reinvest such net cash proceeds (by way of working capital, Capital Expenditures, Acquisitions or other general corporate purposes) in the Core Business; or

(b)   deposit such net cash proceeds in an account with the Agent to be held as Cash Collateral against the Obligations and Other Secured Obligations, unless subsequently reinvested in the Core Business within such 365 days pursuant to (a) above.

7.6.2   Subject to Section 7.6.4, Section 7.6.1 shall not apply to the first $50,000,000 of net cash proceeds received (for all Restricted Parties in the aggregate) in each fiscal year of ATS in respect of all policies of property and business interruption insurance maintained by them.

7.6.3   Proceeds of liability insurance shall be paid to the Person to whom the affected Restricted Party is liable.

7.6.4   On an Event of Default that is continuing, all proceeds of insurance required to be maintained by the Restricted Parties under the terms of this Agreement shall be paid to the Agent to be applied by it on account of the Obligations. If Term SOFR Reference Periods, Term CORRA Periods, Daily Compounded CORRA Periods, SONIA Period or EURIBOR Periods have not ended or L/Cs are outstanding, amounts paid that cannot immediately be applied to the Obligations shall be held as Cash Collateral with the Agent, and that Cash Collateral shall form part of the Security for the Obligations and be held until the Event of Default is no longer continuing, Term SOFR Reference Periods, Term CORRA Periods, Daily Compounded CORRA Periods, SONIA Period and EURIBOR Periods have ended or L/Cs are no longer outstanding, as applicable.

7.6.5   Any repayments of Obligations owing under the Revolving Credit required to be made pursuant to this Section 7.6 shall not be a permanent repayment of the Revolving Credit and may be reborrowed to the extent an Advance is otherwise permitted under the Revolving Credit.

7.6.6   The Borrowers shall ensure that each Restricted Party not a party hereto complies with this Section 7.6.

7.7   Use of Proceeds from Dispositions

7.7.1   On a Default or an Event of Default that is continuing, all cash proceeds by the Restricted Parties as a result of a sale or other disposition of any Property of any one or more of the Restricted Parties (except those described in items (a), (b) and (g) of Schedule K and if permitted hereunder by the consent of the Agent), net of all reasonable costs incurred in effecting such transaction, and net of a reasonable reserve in respect of any Taxes reasonably anticipated to be payable in accordance with Applicable Laws in respect of such transaction shall be paid to the Agent to be applied by it on account of the Obligations, (i) firstly, the Term Credit, (ii) secondly, the Revolving Credit and (iii) thirdly, any remaining outstanding Obligations. Any repayments of Obligations owing under the Revolving Credit required to be made pursuant to this Section 7.7.1 shall not be a permanent repayment of the Revolving Credit and may be reborrowed to the extent an Advance is otherwise permitted under the Revolving Credit. If Term SOFR Reference Periods, Term CORRA Periods, Daily Compounded CORRA Periods, SONIA Period and EURIBOR Periods have not ended or L/Cs are outstanding, amounts paid that cannot immediately be applied to the Obligations shall be held as Cash Collateral with the Agent, and that Cash Collateral shall form part of the Security for the Obligations and be held until the Event of Default is no longer continuing, Term SOFR Reference Periods, Term CORRA Periods, Daily Compounded CORRA Periods, SONIA Period and EURIBOR Periods have ended or L/Cs are no longer outstanding, as applicable.

7.7.2   The Borrowers shall ensure that each Restricted Party not a party hereto complies with this Section 7.7.

7.8   Intercorporate Obligations

7.8.1   Unless otherwise instructed by the Agent, if and for as long as a Default has occurred and is continuing, or would result from payment of Intercorporate Obligations by one Restricted Party to another, payment of Intercorporate Obligations shall be and is hereby postponed to the indefeasible payment in full in cash of the Obligations and the Other Secured Obligations and:

(a)   any Restricted Party that is indebted to another Restricted Party shall neither make nor be entitled to make and any Restricted Party to whom the Intercorporate Obligations are owed shall not receive or be entitled to receive any payment, prepayment or other compensation in respect of the Intercorporate Obligations, and if a Restricted Party to whom the Intercorporate Obligations are owed receives any payment, prepayment or other compensation in respect of the Debt contrary to this Section 7.8.1, the payment, prepayment or compensation shall be held by the recipient Restricted Party in trust for the Agent and the Lenders and holders of Other Secured Obligations (including Affiliates of Lenders, Former Lenders and Affiliates of Former Lenders), separate and apart from its own property, and shall be immediately paid over to the Agent on behalf of the Lenders for application to the Obligations and Other Secured Obligations;

(b)   no Restricted Party to whom the Intercorporate Obligations are owed shall be entitled to accelerate the time for payment of the Intercorporate Obligations, petition the indebted Restricted Party into bankruptcy or participate in any bankruptcy proceeding of the indebted Restricted Party, initiate or participate in any similar proceeding (including a proceeding in respect of the indebted Restricted Party under the *Companies' Creditors Arrangement Act* (Canada)), or initiate or participate any proceeding claiming judgment for payment or performance of any of those Intercorporate Obligations.

7.8.2   Each Obligor that has granted Security acknowledges that, under the terms of such Security, all Intercorporate Obligations owing to it are assigned as security to the Agent and the Lenders. Upon any Obligations becoming due and payable under Section 8.2, the Agent on behalf of the Lenders may with the consent of the Required Lenders terminate the postponement in Section 7.8.1 as to any or all Intercorporate Obligations, in which case those Intercorporate Obligations shall be paid to the Agent on behalf of the Lenders or as the Required Lenders direct free of any set off, counterclaim, defence or other right that the Obligors, or any of them, owing Intercorporate Obligations may assert against the Obligors, or any of them, to whom Intercorporate Obligations are owed.

7.8.3   The Borrowers shall ensure that each Restricted Party not a party hereto complies with this Section 7.8.

ARTICLE 8
DEFAULT

8.1   Default.

8.1.1   Each of the following events shall constitute an Event of Default under this Agreement:

(a)   the Borrowers fail to pay any amount of principal (including any amount relating to an L/C) when due; or

(b)   the Borrowers fail to pay interest within three days of when due; or

(c)   the Borrowers fail to pay fees or other Obligations (other than principal and interest) within five days of when due; or

(d)   an Obligor makes any representation or warranty under any of the Loan Documents which is incorrect or incomplete in any material respect when made or deemed to be made and such representation and warranty is not cured within 10 days of the earlier of (i) written notice thereof from the Agent to the Borrowers and (ii) the Borrowers or other Restricted Parties becoming aware of such incorrect or incomplete representation and warranty, provided that if the incorrect or incomplete representation or warranty is not capable of rectification within such 10 day cure period, or if it otherwise has a Material Adverse Effect, there shall be no cure period; or

(e)   an Obligor ceases or threatens to cease to carry on its business, except as expressly permitted in this Agreement, or admits its inability or fails to pay its Debt generally; or

(f)   there is a breach of any of the covenants in Section 7.1 (Financial Covenants); or

(g)   there is a breach of any of the covenants in Section 7.5 (Negative Covenants) and such breach is not cured within 10 days of the earlier of (i) written notice thereof from the Agent to the Borrowers and (ii) the Borrowers or another Restricted Party becoming aware of such breach, provided that if the breach is not capable of rectification within such 10 day period, or if it otherwise has a Material Adverse Effect, there shall be no cure period; or

(h)   any Person or group of Persons acting jointly or in concert acquires Control of ATS or there is a change in the composition of the board of directors of ATS after the date of this Agreement that results in a majority of the seats (other than vacant seats) on the board of directors being occupied by individuals who were neither nominated by the board of directors of ATS nor appointed with the approval of directors so nominated; or

(i)   default occurs under one or more agreements or instruments relating to Debt of one or more Obligors or Non-Obligors, where the EBITDA attributable to such

Non-Obligor equals or is greater than 10% of the consolidated EBITDA of ATS, as disclosed in the most recent Compliance Certificate (a "**10% Non-Obligor**"), in an aggregate amount of $50,000,000 or more for all Obligors and 10% Non-Obligors, excluding the Obligations, and (i) the effect of such default is to accelerate the due date of such Debt or (ii) any one or more Obligors or 10% Non-Obligors fails to pay any such Debt when due (after expiry of applicable cure periods under such agreements or instruments); or

(j)   an Obligor or a 10% Non-Obligor becomes a bankrupt (involuntarily), or becomes subject to any proceeding seeking liquidation, arrangement, relief of creditors or the appointment of a receiver or trustee (or any other Person exercising similar functions) over, and such proceeding, and if instituted against such Obligor or 10% Non-Obligor, is not contested diligently, in good faith and on a timely basis and dismissed or stayed within 60 days of its commencement or issuance; or

(k)   a Restricted Party fails to pay its debts generally as they become due, ceases to pay current obligations as they become due in the Ordinary Course, admits its inability to pay debts generally or voluntarily becomes a bankrupt or commits an act of bankruptcy or institutes an insolvency or bankruptcy or similar proceeding; or

(l)   an Obligor denies its obligations under the Loan Documents or claims any of the Loan Documents to be invalid or withdrawn in whole or in part; or any of the Loan Documents is invalidated by any act, regulation or action by any Governmental Authority or is determined to be invalid by a court or other judicial entity and such determination has not been stayed pending appeal; or

(m)   one or more final judgments, writs of execution, garnishments or attachments or similar processes representing claims in an aggregate of $50,000,000 or more for all Obligors and 10% Non-Obligors any time are issued or levied against any of their Property and are not released, bonded, satisfied, discharged, vacated, stayed or accepted for payment by an insurer within 30 days after their entry, commencement or levy; or

(n)   the holder of a Lien takes possession of all or a substantial portion of the Property of an Obligor by appointment of a receiver, receiver and manager, or otherwise; or

(o)   one or more events or circumstances causes a Material Adverse Effect as determined by the Required Lenders in good faith and on commercially reasonable grounds; or

(p)   there is a breach of any other provision of any of the Loan Documents (other than a breach which is specifically dealt with elsewhere in this Section 8.1.1) and such breach is not corrected or otherwise satisfied within 30 days after the earlier of the Agent, for and on behalf of the Lenders, giving written notice thereof and the Borrowers or other Restricted Parties becoming aware of such breach; or

(q)   a default arising from non-payment of any amount owing occurs (and continues following any grace period) under any agreement under which any Other Secured Obligation arises and such breach is not corrected or otherwise satisfied within 30 days from the date due, which cure period for greater certainly includes any cure period provided for by the terms of the agreements governing Other Secured Obligations and is not in addition to such cure periods.

8.2   Acceleration and Termination of Rights.

8.2.1   If any Event of Default occurs, no Lender shall be under any further obligation to make Advances and the Required Lenders may instruct the Agent to give notice to the Borrowers (i) declaring the Lenders' obligations to make Advances to be terminated, whereupon the same shall forthwith terminate, (ii) declaring the Obligations or any of them to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrowers, and/or (iii) demanding that the Borrowers deposit forthwith with the Agent for the Lenders' benefit Cash Collateral equal to the full principal amount at maturity of all L/Cs then outstanding for its account.

8.2.2   Notwithstanding Section 8.2.1, if a Restricted Party becomes a bankrupt (voluntarily or involuntarily), or institutes any proceeding seeking liquidation, arrangement, relief of debtors or creditor or the appointment of a receiver or trustee (or any other Person exercising similar functions) over any material part of its Property, then without prejudice to the other rights of the Lenders as a result of any such event, without any notice or action of any kind by the Agent or the Lenders, and without presentment, demand or protest, the Lenders' obligation to make Advances shall immediately terminate, the Obligations shall immediately become due and payable and the Borrowers shall be obligated to deposit forthwith with the Agent for the Lenders' benefit Cash Collateral equal to the full principal amount at maturity of all L/Cs then outstanding for its account.

8.3   Payment of L/Cs.

8.3.1   Immediately on any Obligations becoming due and payable under Section 8.2 the Borrowers shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to deposit forthwith with the Agent for the Lenders' benefit Cash Collateral equal to the balance available to be drawn under all L/Cs then outstanding for its account and the Borrowers hereby jointly and severally unconditionally promise and agree to do so. The Borrowers authorize the Lenders, or any of them, to debit its accounts with the amount required to pay such L/Cs. Amounts paid to the Agent in respect of L/Cs shall be applied against, and shall reduce, *pro rata* among the Lenders, to the extent of the amounts paid to the Agent in respect of L/Cs, the obligations of the Borrowers to pay amounts then or thereafter payable under L/Cs, at the times amounts become payable thereunder.

8.3.2 The Borrowers shall be entitled to receive interest on cash held as Cash Collateral in accordance with Section 10.8.

8.4 Remedies.

On the occurrence of any event by which any of the Obligations become due and payable under Section 8.2, the Security shall become immediately enforceable and the Required Lenders may instruct the Agent to take such action or proceedings on behalf of the Lenders and in compliance with Applicable Law as the Required Lenders in their sole discretion deem expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Obligors.

8.5 Saving.

Neither the Agent nor any Lender shall be under any obligation to the Obligors or any other Person to realize any collateral that is subject to the Security or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of. Neither the Agent nor any Lender shall be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Agent or a Lender may be responsible or liable for any loss or damage arising from its wilful misconduct or gross negligence.

8.6 Perform Obligations.

If an Event of Default has occurred and is continuing and if any Obligor has failed to perform any of its covenants or agreements in the Loan Documents, the Required Lenders, may, but shall be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Required Lenders without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Agent and/or the Lenders in respect of the foregoing shall be secured by the Security.

8.7 Third Parties.

No Person dealing with the Agent or any Lender or any other agent of the Lenders shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Agent or the Lenders or such other agent are purporting to exercise have become exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

8.8   **Power of Attorney.**

Effective upon occurrence of an Event of Default, each Obligor irrevocably constitutes and appoints any Vice President, Managing Director or more senior officer of the Agent its due and lawful attorney with full power of substitution in its name and on its behalf, during the continuance of an Event of Default, to enforce any right, title or interest of the Lenders in, to or under the Security or any part thereof or any obligation to that Obligor or remedy available to that Obligor. This appointment is irrevocable to the maximum extent permitted by Applicable Laws.

8.9   **Remedies Cumulative.**

The rights and remedies of the Lenders under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by Applicable Law. Any single or partial exercise by the Lenders of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lenders may be lawfully entitled for the same default or breach. Any waiver by the Lenders of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lenders shall be deemed not to be a waiver of any subsequent default.


ARTICLE 9
ADDITIONAL AGENCY PROVISIONS


9.1   **Authorization of Agent.**

9.1.1   Without limiting section 7.1 of the Provisions, each of the Lenders grants to the Agent:

(a)   a power of attorney, for the purposes of Applicable Laws in respect of the Security to sign documents comprising the Security from time to time (as the party accepting the grant of the Security); and

(b)   the right to delegate its authority as attorney to any other Person, whether or not an officer or employee of the Agent.

9.1.2   Without limiting the powers of the Agent under this Agreement and the Security, each Lender and the Agent acknowledges and agrees that the Agent shall, for the purposes of holding any security granted under the Security pursuant to the laws of the Province of Quebec to secure payment of bonds or any similar instruments (collectively, the "**Bonds**"), be the holder of an irrevocable power of attorney (*fonde de pouvoir),* within the meaning of Article 2692 of the *Civil Code of Quebec,* for all present and future Lenders as well as holders and depositaries of the Bonds. *Each of* the Lenders constitutes, to the extent necessary, the Agent as the holder of such irrevocable power of attorney *(fonde de pouvoir)* in order to hold security granted under the Security in the Province of Quebec to secure payment of the Bonds. *Each* successor Lender and successor to the Agent shall be deemed to have confirmed and ratified the constitution of the Agent as the holder of such irrevocable power of attorney *(fonde de pouvoir).* Furthermore, the Agent agrees to act in the capacity of the holder and depositary of the Bonds for the benefit of all present and future Lenders. Notwithstanding the provisions of Section 32 of the *Special Powers of Legal Persons Act (Quebec),* the Agent may acquire and be the holder of a Bond. The Borrowers acknowledge that each of the Bonds executed by it constitutes a title of indebtedness, as such term is used in Article 2692 of the *Civil Code of Quebec.* Notwithstanding the provisions of Section 10.4, the provisions of this Section 9.1.2 shall be governed by the laws of the Province of Quebec and the federal laws of Canada applicable therein.

9.1.3   Without limiting the powers of the Agent under this Agreement and the Security, for the purposes of the Agent holding and performing its rights and obligations as agent under the German law governed share pledges granted or to be granted in respect of shares or partnership interests issued by an Obligor incorporated or established in Germany pursuant to this Agreement (the "**German Security**"), each Lender hereby authorizes the Agent to act as its agent (*Stellvertreter),* and releases the Agent from the restrictions of self-dealing under Section 181 of the German Civil Code and from any similar restrictions under applicable jurisdictions in respect of the German Security. Subject to Section 9.2 hereof, each Lender hereby instructs the Agent to enter into any documents evidencing the German Security and to make and accept all declarations and take all actions it considers necessary or useful in connection with the German Security on behalf of such Lender subject to any restrictions in this Agreement. The Agent shall further be entitled, (subject to Section 9.2 hereof) to rescind, release, amend and/or execute new and different documents in connection with the German Security on behalf of any such Lender. At the request of the Agent, each Lender shall provide the Agent with a separate written power of attorney (*Spezialvollmacht)* for the purpose of executing any relevant agreements and documents on their behalf in connection with the German Security.

9.2   Administration of the Credit.

9.2.1   Unless otherwise specified herein, the Agent shall perform the following duties under this Agreement:

(a)   before an Advance, ensure that all conditions precedent have been fulfilled in accordance with the terms of this Agreement, subject to Section 10.2 and any other applicable terms of this Agreement;

(b)   take delivery of each Lender's Applicable Percentage of an Advance and make all Advances hereunder in accordance with the procedures in Sections 5.10;

(c)   use reasonable efforts to collect promptly all sums due and payable by the Borrowers pursuant to this Agreement;

(d)   make all payments to the Lenders in accordance with the provisions of this Agreement;

(e)   hold the Security on behalf of the Lenders and take all necessary steps to comply with registration requirements so that the Security remains perfected under Applicable Laws, but each Lender shall notify the Agent of any circumstance that might affect the perfection of the Security of which the Lender becomes aware;

(f)   hold all legal documents relating to the Credit, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrowers to the Agent, all remittances and payments made by the Agent to the Lenders and all fees or any other sums received by the Agent and, except for accounts, records and documents relating to the fees payable under the Fee Agreements, allow each Lender and their respective advisors to examine such accounts, records and documents at their own expense, and provide any Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at the Lender's expense;

(g)   except as otherwise specifically provided for in this Agreement, promptly advise each Lender on receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by the Obligors to the Agent on behalf of the Lenders pursuant to this Agreement, including copies of financial reports and certificates which are to be furnished to the Agent;

(h)   forward to each of the Lenders, on request and at the expense of the Lender so requesting (other than customary record books which shall be provided at the expense of the Borrowers), copies of this Agreement, the Security and other Loan Documents (other than the Fee Agreements); and

(i)   promptly forward to each Lender, on request, an up-to-date loan status report.

9.2.2   The Agent may, notwithstanding and without limiting Section 3.1.10, take all necessary steps to comply with registration requirements so that the Security remains perfected under Applicable Laws, but each Lender shall notify the Agent of any circumstance that might affect the perfection of the Security of which the Lender becomes aware.

9.2.3   The Agent may take the following actions only with the prior consent of the Required Lenders, unless otherwise specified in this Agreement:

(a)   amend, modify, discharge, terminate or waive any of the terms of the Security that are not material and do not adversely affect any Lien or priority thereof as required under this Agreement;

(b)   subject to Section 9.2.4, exercise any and all rights of approval conferred on the Lenders by this Agreement;

(c)   give written notice to the Obligors in respect of any matter in respect of which notice may be required, permitted, necessary or desirable in accordance with or pursuant to this Agreement, promptly after receiving the consent of the Required Lenders, except that the Agent shall, without direction from the Lenders, immediately give the Borrowers notice of any payment that is due or overdue under the terms of this Agreement unless the Agent considers that it should request the direction of the Required Lenders, in which case the Agent shall promptly request that direction;

(d)   amend, modify or waive any of the terms of this Agreement, including waiver of a Default, if such action is not otherwise provided for in Section 9.2.4;

(e)   declare an Event of Default, if such action is not otherwise provided for in Section 9.2.4, or take action to enforce performance of the Obligations and to realize upon the Security including the appointment of a receiver, the exercise of powers of distress, lease or sale given by the Security or by law and take foreclosure proceedings and/or pursue any other legal remedy necessary;

(f)   decide to accelerate the amounts outstanding under the Credit;

(g)   pay insurance premiums, Taxes and any other sums as may be reasonably required to protect the interests of the Lenders; and

(h)   amend, modify or waive any term of any Intercreditor Agreement if doing so would not adversely affect the priority of any Lien arising under the Security or the priority of any payment obligation of the Obligors under the Loan Documents.

9.2.4   The Agent may take the following actions only if the prior unanimous consent of the Lenders is obtained, unless otherwise specified herein:

(a)   amend, modify, discharge, terminate or waive any of the material terms of the Security including all actions that would have an adverse effect on any Lien or priority thereof as required under this Agreement;

(b)   amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit, amend the purpose of the Credit, reduce the interest rates and similar charges applicable to the Credit, reduce the fees payable with respect to the Credit, extend any date fixed for payment of principal, interest or any other amount relating to the Credit or extend the term of the Credit;

(c)   waive an Event of Default arising under Sections 8.1.1(j) or 8.1.1(k);

(d)   amend the definition of "Required Lenders";

(e) amend the definition of "Applicable Percentage" or amend any Section of this Agreement that would alter the manner in which payments are to be shared by and among the Lenders in accordance with their respective Applicable Percentage;

(f) amend this Section 9.2.4;

(g) enter into any Intercreditor Agreement or amend, modify or waive any term of any Intercreditor Agreement if doing so would adversely affect the priority of any Lien arising under the Security or the priority of any payment obligation of the Obligors under the Loan Documents.

9.2.5 Except as expressly contemplated in this Agreement, no Lender's Commitment or Applicable Percentage may be amended without the consent of that Lender. In addition, no amendment, modification or waiver affecting the rights or obligations of the Agent, the Issuing Bank or the Overdraft Lender may be made without their respective consents and no amendment, modification or waiver affecting rights or obligations under the Loan Documents relating to Other Secured Obligations may be made without the consent of the Lenders who are or whose Affiliates are affected as holders of Other Secured Obligations. No amendment to the definition of "Defaulting Lender" or Section 9.4 may be made without the consent of the Agent, the Issuing Bank and the Overdraft Lender. An amendment, modification or waiver affecting the Fee Agreements shall be made by the parties to it.

9.2.6 Notwithstanding Sections 9.2.3 and 9.2.4, the Agent may, without the consent of the Lenders:

(a) make amendments to the Loan Documents that are for the sole purpose of curing any immaterial or administrative ambiguity, defect or inconsistency, but shall immediately notify the Lenders of any such action;

(b) discharge any Security to the extent necessary to allow any Obligor to complete any sale or other disposition of Property permitted by this Agreement or any consent or waiver by the Lenders;

(c) release any Obligor from its guarantee obligations and discharge any Security previously granted by such Obligor (A) in connection with the sale, transfer or disposition of such Obligor permitted under the terms of this Agreement or (B) if such Obligor is removed by the Borrowers as a Guarantor pursuant to, and in accordance with, Section 3.1 of this Agreement; and

(d) discharge any Security on behalf of the Lenders, their respective Affiliates or Former Lenders, in respect Other Secured Obligations pursuant to, and in accordance, with Section 3.2.2 of this Agreement.

9.2.7 As between the Obligors, on the one hand, and the Agent and the Lenders, on the other hand:

(a) all statements, certificates, consents and other documents which the Agent purports to deliver on behalf of the Lenders or the Required Lenders shall be binding on each of the Lenders, and the Obligors shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

(b) all certificates, statements, notices and other documents which are delivered by the Obligors to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders;

(c) all payments which are delivered by the Borrowers to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders.

9.2.8   Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, Taxes or public utility charges or the cost of repairs or maintenance with respect to the assets which are the subject matter of the Security, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

9.3   Acknowledgements, Representations and Covenants of Lenders.

9.3.1   Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, Constating Documents or any applicable legislation by so doing.

9.3.2   Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

9.3.3   Each Lender acknowledges and agrees that its obligation to advance its Applicable Percentage of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

9.3.4   Each Lender acknowledges receipt of a copy of this Agreement and the Security (to the extent that the Security has been delivered) and acknowledges that it is satisfied with the form and content of such documents.

9.4   Defaulting Lenders

9.4.1   Notwithstanding any other provision of this Agreement, if any Lender becomes a Defaulting Lender, then the provisions of this Section 9.4 shall apply until the Agent, the Borrowers, the Issuing Bank and the Overdraft Lender all agree that the Defaulting Lender has remedied all matters that caused it to be a Defaulting Lender.

9.4.2   Any standby fee shall cease to accrue on the Defaulting Lender's unadvanced portion of the Credit.

9.4.3   The Defaulting Lender shall not be entitled to exercise any right of consent under Sections 9.2.3 and 9.2.4 (other than in respect of Section 9.2.4(b) to the extent such amendment, modification, or waiver would extend the term of the Credit) and its Commitment shall not be included in determining whether the Lenders or the Required Lenders have provided any consent under those Sections. However, the Defaulting Lender shall be entitled to exercise its right of consent in respect of any matter that expressly requires its consent and any matter that requires the consent of all Lenders if it would be affected differently than the other Lenders.

9.4.4   If the Defaulting Lender is a Revolving Lender, the Borrowers' right to receive Advances of the Defaulting Lender's unadvanced Commitment under the Credit shall be suspended and the participation of the other Lenders in the Main Tranche and the Overdraft Tranche shall be readjusted in accordance with the other Revolving Lenders' Applicable Percentages (provided that the conditions precedent contained in Section 4.2 have been met) without regard to the unadvanced Commitment of the Defaulting Lender but without increasing the overall Commitments of the other Revolving Lenders to the Credit. If the unadvanced Commitments of the other Revolving Lenders would not be sufficient to cover their obligations under Section 5.1 and the obligations of the Defaulting Lender under Section 5.1 then the Borrowers shall repay Advances under the Overdraft Tranche and/or provide Cash Collateral to the Issuing Bank to secure L/Cs to the extent necessary to cover the deficiency.

9.4.5   If the Borrowers provide Cash Collateral to the Issuing Bank to secure L/Cs, the Borrowers shall not be required to pay an L/C Fee for the account of the Defaulting Lender in respect of the amount for which it has provided Cash Collateral. If the obligation of the Defaulting Lender regarding L/Cs under Section 5.1 is borne by the other Revolving Lenders as a result of Section 9.4.4, then the other Revolving Lenders shall be entitled to receive any L/C Fee that would otherwise have been payable to the Defaulting Lender.

9.4.6   The Agent may, without prejudice to the other rights of the Lenders, make adjustments to the payments to a Defaulting Lender under this Agreement as necessary to compensate the other Lenders and the Agent for the Defaulting Lender's failure to make any payment or fulfill any other obligation under this Agreement.

9.5   Provisions Operative Between Lenders and Agent Only.

Except for the provisions of Sections 9.2.6, 9.2.7, 9.3.1, 9.3.3 and this Section 9.5, the provisions of this Article relating to the rights and obligations of the Lenders the Agent *inter se* shall be operative as between the Lenders and the Agent only, and the Obligors shall not have any rights or obligations under or be entitled to rely for any purpose on such provisions.

9.6   <u>Erroneous Payments</u>

9.6.1   If the Administrative Agent (x) notifies a Lender, Issuing Bank or Secured Party, or any Person who has received funds on behalf of a Lender, Issuing Bank or Secured Party (any such Lender, Issuing Bank, Secured Party or other recipient, a "**Payment**

Recipient") that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause 9.6.2) that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Issuing Bank, Secured Party or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an "**Erroneous Payment**") and (y) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 9.6 and held in trust for the benefit of the Administrative Agent, and such Lender, Issuing Bank or Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Banking Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Overnight Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this clause 9.6.1 shall be conclusive, absent manifest error.

9.6.2   Without limiting immediately preceding clause 9.6.1, each Lender, Issuing Bank, Secured Party or any Person who has received funds on behalf of a Lender, Issuing Bank or Secured Party, agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender, Issuing Bank or Secured Party, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i)   it acknowledges and agrees that (A) in the case of immediately preceding clauses 9.6.2(x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause 9.6.2(z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)   such Lender, Issuing Bank or Secured Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Banking Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses 9.6.2(x), (y) and (z)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 9.6.2.

For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section 9.6.2 shall not have any effect on a Payment Recipient's obligations pursuant to Section 9.6.1 or on whether or not an Erroneous Payment has been made.

9.6.3   Each Lender, Issuing Bank or Secured Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender, Issuing Bank or Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender, Issuing Bank or Secured Party under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under immediately preceding clause 9.6.1.

9.6.4

(i)   In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with immediately preceding clause 9.6.1, from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an "**Erroneous Payment Return Deficiency**"), upon the Administrative Agent's notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Loans (but not its Commitments) with respect to which such Erroneous Payment was made (the "**Erroneous Payment Impacted Class**") in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the "**Erroneous Payment Deficiency Assignment**") (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an

Assignment and Assumption (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an approved electronic platform as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any Notes evidencing such Loans to the Borrower or the Administrative Agent (but the failure of such Person to deliver any such Notes shall not affect the effectiveness of the foregoing assignment), (B) the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (D) the Administrative Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) the Administrative Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

(ii)   Subject to Section 10(b) of the Provisions (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Loans are then owned by the Administrative Agent) and (y) may, in the sole discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time.

9.6.5   The parties hereto agree that (x) irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, Issuing Bank or Secured Party, to the rights and interests of such Lender, Issuing Bank or Secured Party, as the case may be) under the Loan Documents with respect to such amount (the "**Erroneous Payment Subrogation Rights**") (provided that the Obligors' Obligations under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Obligations in respect of Loans that have been assigned to the Administrative Agent under an Erroneous Payment Deficiency Assignment) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Obligor; provided that this Section 9.6 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses 9.6.5(x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from (i) the Borrower or any other Obligor or (ii) the proceeds of realization from the enforcement of one or more of the Loan Documents against or in respect of one or more of the Obligors, in each case, for the purpose of making such Erroneous Payment.

9.6.6   To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on "discharge for value" or any similar doctrine.

9.6.7   Each party's obligations, agreements and waivers under this Section 9.6 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender or Issuing Bank, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

ARTICLE 10
MISCELLANEOUS PROVISIONS

10.1   Severability, Etc.

If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances.

10.2   Amendment, Supplement or Waiver.

10.2.1   No amendment, supplement or waiver of any provision of any Loan Document, nor any consent to any departure by a Restricted Party therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders or the Required Lenders, as the case may be, and then that waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. In addition, any amendment or supplement shall require the written consent of the other parties to the Loan Document in question. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Default or breach by a Restricted Party of any provision of any Loan Document or the rights resulting therefrom.

10.2.2   The Borrowers may at any time, by written request to the Agent (each, a "**Unanimous Lender Request**"), request an amendment or waiver that requires the prior written consent of each Lender pursuant to Section 10.2.1. A copy of the Unanimous Lender Request shall be provided by the Agent to each of the Lenders. Each Lender may in its sole discretion and provided there is any Default outstanding hereunder, by written notice to the Agent (the "**Unanimous Lender Response Notice**"), within 10 Banking Days of the Agent's receipt of the Unanimous Lender Request (the "**Unanimous Lender Response Period**"), approve or decline the Unanimous Lender Request. If any Lender does not provide a Unanimous Lender Response Notice within the Unanimous Lender Response Period, such Lender shall be deemed to have declined the Unanimous Lender Request. If Lenders with Applicable Percentages that in the aggregate are greater than 30% of the aggregate Commitments of all Lenders under the Credit do not approve the Unanimous Lender Request, the Agent shall notify the Borrowers and the Lenders that the Unanimous Lender Request has been declined;

10.2.3   If Lenders with Applicable Percentages that in the aggregate are equal to or greater than 70% but less than 100% of the aggregate Commitments of all Lenders under the Credit approve the Unanimous Lender Request within the Unanimous Lender Response Period (the "**Approving Lenders**"), the following shall apply:

(a)   On or before the second Banking Day after the Unanimous Lender Response Period, the Agent shall give written notice (the "**Acquisition Request Notice**") to the Borrowers and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Unanimous Lender Request (the "**Declining Lenders**") and their respective Commitments.

(b)   Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Loan Documents (all of such rights and obligations being herein called the "**Available Amount**") by giving written notice to the Agent (an "**Acquisition Notice**") of the portion of the Available Amount which it is prepared to acquire (the "**Desired Acquisition Amount**"). Such Acquisition Notice shall be given within 10 Banking Days following the giving of the Acquisition Request Notice (such deadline being herein called the "**Acquisition Deadline**"). If only one Approving Lender gives an Acquisition Notice to the Agent or if more than one Approving Lender gives an Acquisition Notice to the Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Loan Documents. If more than one Approving Lender gives an Acquisition Notice to the Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then the portions of the Available Amount allocated to such Approving Lenders shall be determined by the Borrowers in consultation with the Agent. On or before the second Banking Day following the Acquisition Deadline, the Agent shall give to the Borrowers and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender. Each of such acquisitions shall be completed on the date which is fifteen days following the Acquisition Deadline in accordance with the procedures set out in Section 10(b) of the Provisions. If the Available Amount is not completely acquired by the Approving Lenders, the Borrowers, in consultation with the Agent, may locate other Persons ("**Substitute Lenders**") who qualify as Lenders and are satisfactory to (i) the Agent, (ii) any Issuing Bank and (iii) the Overdraft Lender, each acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Loan Documents on the date which is fifteen days following the Acquisition Deadline in accordance with the procedures set out in Section 10(b) of the Provisions. Any outstanding credit extended by the Declining Lenders to the Borrowers under the Credit which is not so acquired by Approving Lenders or Substitute Lenders may, at the option of the Borrowers, such option to be exercised within fifteen days following the Acquisition Deadline, but subject to the consent of the Approving Lenders, be permanently prepaid in full by the Borrowers and the amount of the Credit shall thereupon be reduced by the aggregate of the Commitments so cancelled. The Borrowers shall comply with Section 10(b) of the Provisions in connection with any such prepayment. As concerns any L/C that otherwise would be subject to prepayment pursuant to this Section 10.2.3(b), the Borrowers shall forthwith pay to the Issuing Bank an amount equal to the aggregate contingent liability of the relevant Declining Lenders under such Letter, such amount to be held by the Issuing Bank subject to Section 5.1. For certainty, upon the acquisition of the Available Amount by the Approving Lenders and/or the Substitute Lenders and, if applicable, repayment of outstanding credit extended by the Declining Lenders to the Borrowers under the Credit which is not so acquired, the Unanimous Lender Request shall be deemed to have been consented to by all of the Lenders. If any Available Amount is neither (I) acquired by the Approving Lenders or

Substitute Lenders or (II) permanently prepaid in full, in each case pursuant to the terms hereof, the Unanimous Lender Request shall be declined.

10.3   Fraudulent Transfer Laws

Anything in this Agreement to the contrary notwithstanding, the liability of Enterprises USA for the Obligations representing funds advanced directly to ATS is limited to a maximum aggregate amount equal to the greatest amount that would not render Enterprises USA's liability, therefore, subject to avoidance as a fraudulent transfer, obligation or conveyance under Section 548 of Title 11 of the U.S. Code or any other provisions of law to the extent they are applicable to Enterprises USA (collectively, the "**Fraudulent Transfer Laws**"), in each case after giving effect to all other liabilities of Enterprises USA hereunder, contingent or otherwise, that are relevant under the Fraudulent Transfer Laws (specifically excluding, however, any liabilities of Enterprises USA in respect of intercompany debt owed or owing to ATS or Affiliates of the Borrowers to the extent that such debt would be discharged in an amount equal to the amount paid by Enterprises USA hereunder) and after giving effect as assets to the value (as determined under the applicable provisions of the Fraudulent Transfer Laws) of any rights to subrogation, contribution, reimbursement, indemnity or similar rights of Enterprises USA pursuant to (i) Applicable Law or (ii) any agreement providing for an equitable allocation among ATS, Enterprises USA and other Affiliates of the Borrowers of the Obligations.

10.4   Limitation of Recourse Against Enterprises Germany

10.4.1   With respect to Obligations of Enterprises Germany that are not resulting from funds advanced and made available directly to it under this Agreement (including, in particular, Obligations of Enterprises Germany arising under or in connection with the joint and several liability of the Borrowers pursuant to Section 2.1.1), the liability of and the enforcement against Enterprises Germany shall be limited if and to the extent that the enforcement would have the effect (A) of reducing Enterprises Germany's net assets (*Reinvermögen*) (the "**Net Assets**") to an amount of less than its stated share capital (*Stammkapital*) or, if the Net Assets are already in an amount of less than its stated share capital, of causing such amount to be further reduced or, while not reducing the Net Assets, of violating German rules on the protection of stated share capital in any other way, and (B) would thereby affect the assets required for the obligatory preservation of Enterprises Germany's stated share capital (*Stammkapital*) according to Sections 30, 31 German Limited Liability Companies Act (*Gesetz betreffend die Gesellschaften mit beschränkter Haftung*) (as amended from time to time) or (C) of resulting in any personal liability of a managing director of the German Borrower pursuant to Section 15b para. (5) of the German Insolvency Code (*Insolvenzordnung*).

10.4.2   The enforcement of any recourse claims of an Obligor that is a direct or indirect shareholder of Enterprises Germany or of a company affiliated (Section 15 of the German Stock Corporation Act (*Aktiengesetz*)) with such shareholder (other than a direct or indirect subsidiary of Enterprises Germany) against Enterprises Germany under or in connection with the joint and several liability of the Borrowers pursuant to Section 2.1.1 or otherwise (collectively the "**Recourse Claims**") shall be limited if and to the extent that the enforcement of a Recourse Claim would have the effect (A) of reducing Enterprises Germany's Net Assets to an amount of less than its stated share capital (*Stammkapital*) or, if the Net Assets are already in an amount of less than its stated share capital, of causing such amount to be further reduced or, while not reducing the Net Assets, of violating German rules on the protection of stated share capital in any other way, and (B) would thereby violate Sections 30, 31 German Limited Liability Companies Act (as amended from time to time) or (C) of resulting in any personal liability of a managing director of the German Borrower pursuant to Section 15b para. (5) of the German Insolvency Code. For the avoidance of doubt, the limitation pursuant to this Section 10.4.2 shall not apply with respect to Recourse Claims against Enterprises Germany in an amount equal to the funds advanced and made available directly to Enterprises Germany under this Agreement (including interest accrued thereon) that have not been repaid by Enterprises Germany.

10.4.3 For the purposes of this Section 10.4, the Net Assets shall be calculated as an amount equal to the sum of the values of Enterprises Germany's assets (consisting of all assets which correspond to the items set forth in Section 266 para. (2) A, B, C, D and E of the German Commercial Code (*Handelsgesetzbuch*)) less (i) the aggregate amount of Enterprises Germany's liabilities (consisting of all liabilities and liability reserves which correspond to the items set forth in Section 266 para. (3) B, C, D and E of the German Commercial Code) and (ii) such part of Enterprises Germany's profits which are not distributable pursuant to Section 253 para. (6) or Section 268 para. (8) of the German Commercial Code. The Net Assets shall be determined in accordance with generally accepted accounting principles applicable from time to time in Germany and be based on the same principles that were applied by the German Borrower in the preparation of its (at the time in question) most recent annual balance sheet (*Jahresbilanz*).

10.5 Governing Law and Agent for Service.

10.5.1 The Province referred to in sections 11(a) and (b) of the Provisions is the Province of Ontario. The law governing this Agreement shall also govern each of the other Loan Documents, except for those that expressly provide otherwise.

10.5.2 Each Obligor other than ATS hereby nominates, constitutes and appoints ATS as its agent for service, to act as such and as such to sue and be sued, plead and be impleaded in any court in Ontario. This appointment shall be irrevocable without the written appointment of a substitute agent in Ontario acceptable to the Required Lenders, acting reasonably. Service on ATS (or a substitute agent) of process or of papers and notices relating to proceedings in any court in Ontario shall be sufficient service on all Obligors.

10.6 Currency.

All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars. Except as otherwise expressly provided in this Agreement, wherever this

Agreement contemplates or requires the calculation of the equivalent in one currency of an amount expressed in another currency, the calculation shall be made on the basis of the Exchange Rate at the effective date of the calculation.

10.7   Liability of Lenders.

The liability of the Lenders in respect of all matters relating to this Agreement and the other Loan Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective Applicable Percentages of any Advance that is requested, and, in the aggregate, to their respective Applicable Percentages of the total amounts of the Credit.

10.8   Interest on Miscellaneous Amounts.

10.8.1   If an Obligor fails to pay any amount payable under this Agreement (other than principal, interest thereon or interest on interest which is payable as otherwise provided in this Agreement) on the due date, that Obligor shall, upon the occurrence and during the continuance of an Event of Default pay interest on such overdue amount to the Agent from and including such due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a rate of interest per annum equal to (i) if the amount is denominated in US dollars, 2.0% per annum above the rate that would be applicable to Base Rate Advances, (ii) if the amount is denominated in Canadian dollars or any other currency other than US dollars, 2.0% per annum above the rate that would be applicable to Prime Rate Advances, in each case compounded monthly.

10.8.2   If a Borrower deposits cash as Cash Collateral pursuant to a requirement under this Agreement, the Agent or the Lender or Lenders holding the cash shall pay such Borrower interest on the cash while it continues to be held as Cash Collateral at the rate offered by the relevant Lenders from time to time for deposits in the relevant currency of comparable size and term.

10.9   Currency Indemnity.

In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing to the Agent or the Lenders or any of them under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (the "**Judgment Currency**") other than the Agreed Currency, the party against whom the judgment or order is made shall indemnify and hold the Agent and the Lenders harmless against any deficiency in terms of the Agreed Currency in the amounts received by the Agent and the Lenders arising or resulting from any variation as between (a) the Exchange Rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (b) the Exchange Rate at which the Agent or each Lenders is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by the Agent or the Lender on the date of such receipt. The indemnity in this Section shall constitute a separate and independent obligation from the other obligations of the Obligors hereunder, shall apply irrespective of any indulgence granted by the Agent and the Lenders, and shall be secured by the Security.

10.10   Notices.

As of the date of execution of this Agreement, the addresses of ATS, the Lenders and the Agent contemplated in section 8(a) of the Provisions shall be the addresses specified beside their respective signatures to this Agreement. Notice to the other Obligors shall be sent in care of the Borrower.

10.11   Time of the Essence.

Time is of the essence of this Agreement.

10.12   Further Assurances.

The Obligors shall, at the request of the Agent, promptly do, execute, deliver or cause to be done, executed or delivered all such further acts, documents and matters as may, in the reasonable opinion of the Agent, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

10.13   Term of Agreement.

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the indefeasible payment and performance in full in cash of all of the Obligations. The obligations of the Obligors in Section 10.9 and sections 3.1, 3.2 and 9 of the Provisions and of the Lenders in section 7.5 of the Provisions shall continue for the benefit of those to whom the obligations are owed notwithstanding the termination of this Agreement or the termination of any particular person's role as Obligor, Agent or Lender.

10.14   Entire Agreement.

This Agreement and the other Loan Documents constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specified in this Agreement or any other Loan Document, there are no representations, warranties, conditions or other agreements or acknowledgments, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the agreements referred to herein, or which induced any Party to enter into this Agreement or the agreements referred to herein or on which reliance is placed by any Party.

10.15   This Agreement to Govern.

In the event of any conflict or inconsistency between the terms of this Agreement and the terms of any other Loan Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict or inconsistency.

10.16   Language.

The Parties have required that this Agreement and all contracts or notices relating to this Agreement be in the English language, but without prejudice to any such documents or instruments which may from time to time be drawn up in French only, or in both French and English. Les Parties ont exigé que cette convention et tout contrat, document ou avis y afférent soient rédigés en langue anglaise, mais sans que cette disposition n'affecte toutefois la validité de tout tel document qui pourrait à l'occasion être rédigé en français seulement ou à la fois en français et an anglais.

10.17   Limitation Periods

To the extent that any limitation period applies to any claim for payment of obligations or remedy for enforcement of obligations under any Loan Document, the Obligors agree that:

(a)   any limitation period is expressly excluded and waived entirely if permitted by Applicable Law;

(b)   if a complete exclusion and waiver of any limitation period is not permitted by Applicable Law, any limitation period is extended to the maximum length permitted by Applicable Law;

(c)   any limitation period applying to a Loan Document expressed to be payable on demand shall not begin before an express demand for payment of the relevant obligations is made in writing by the Agent to the relevant Obligor;

(d)   any applicable limitation period shall begin afresh upon any payment or other acknowledgment by any Obligor of its relevant obligations; and

(e)   each Loan Document is a "business agreement" as defined in the Limitations Act, 2002 (Ontario) if that Act applies to it.

10.18   Services Provided and Conflicts of Interest

10.18.1   The Agent and Lenders shall not be responsible for providing or arranging services to the Obligors except administering and providing the Credit respectively. The services of the Agent and Lenders do not include the provision of general corporate finance advisory services. The responsibility of the Agent and Lenders is solely contractual in nature and they do not owe the Obligors any fiduciary duty as a result of the Loan Documents.

10.18.2   The Obligors acknowledge that the Agent, the Lenders and/or one or more of their respective Affiliates may now and in the future provide debt financing, equity capital or other services (including financial advisory services) to other Persons with whom the Obligors may have conflicting interests. Subject to the provisions of this Agreement, the Agent, the Lenders and their respective Affiliates will not disclose confidential information obtained from the Obligors in connection with the performance of services for others. Similarly, the Agent, the Lenders and their respective Affiliates have no obligation to disclose the existence of or use for the Obligors' benefit confidential information that they have obtained or may obtain from any other Person.

10.18.3 The Obligors also acknowledge that the Agent, the Lenders and their respective Affiliates engage in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, the Agent, the Lenders and their respective Affiliates may provide investment banking and other financial services to, and/or acquire, hold or sell, for their own accounts and the accounts of customers, the Obligors' equity, debt and other securities and financial instruments (including bank loans and other obligations) and those of other Persons with which the Obligors may have commercial or other relationships. All rights in respect of securities and financial instruments held by the Agent, the Lenders and their respective Affiliates or their respective customers, including any voting rights, will be exercised by the holder of the rights in its sole discretion.

10.18.4 The Agent, the Lenders and their respective Affiliates are not responsible to provide the Obligors with advice relating to legal, regulatory, accounting or tax matters. The Obligors acknowledge that (a) they have relied and will continue to rely on the advice of their own legal, regulatory, accounting and tax advisors for all matters relating to the Credit and otherwise, and (b) they have not received or relied upon advice from the Agent, the Lenders and their respective Affiliates or advisors regarding legal, regulatory, accounting or tax matters.

10.18.5 The Obligors acknowledge that no client or near-client relationship has been or will be established between the Obligors and any legal counsel to the Agent or Lenders as a result of their representation of the Agent or Lenders, including by reason of any confidential information regarding any Obligor being provided to legal counsel to the Agent or Lenders or by reason of any Obligor paying or reimbursing the Agent or Lenders for fees, charges or disbursements of legal counsel to the Agent or Lenders. The Obligors also acknowledge that legal counsel to the Agent or Lenders shall not be prevented from (a) continuing to act for the Agent and Lenders in connection with the Credit and the Loan Documents, including any enforcement of the Security, for any reason including any client or near-client relationship that may exist now or in the future between legal counsel to the Agent or Lenders and any Obligor, or (b) acting for any other Person whose interests conflict with the interests of any Obligor unless the Obligors establish, without the benefit of any presumption, that counsel has provided the other Person, to the detriment of the Obligors, with confidential information regarding the Obligors that they have received as a result of acting as legal counsel to the Agent or Lenders.

10.18.6 Nothing in this Section 10.18 affects the rights of any Obligor under or in connection with agreements or arrangements other than the Loan Documents to which any Obligor or any of the Agent, the Lenders and/or one or more of their respective Affiliates or legal counsel are parties.

10.19   Date of Agreement.

This Agreement may be referred to as being dated or as of the date first set out above, notwithstanding the actual date of execution.

10.20   Acknowledgement Regarding Any Supported QFCs.

10.20.1   To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Swap Agreements or any other agreement or instrument that is a QFC (such support "***QFC Credit Support***" and each such QFC a "***Supported QFC***"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "***U.S. Special Resolution Regimes***") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States);

10.20.2   In the event a Covered Entity that is party to a Supported QFC (each, a "***Covered Party***") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

Address for Notice

ATS Corporation
[Address redacted]

Attention: *[Contact Person Redacted]*
Email: *[Email redacted]*


ATS CORPORATION


Per: *[Signature redacted]*
             Name: *[Signatory redacted]*
             Title: *[Title redacted]*

Per: *[Signature redacted]*
             Name: *[Signatory redacted]*
             Title: *[Title redacted]*
             We have the authority to bind the Corporation

Address for Notice
Automation Tooling Systems Enterprises, Inc.
[Address redacted]

Attention: *[Contact Person Redacted]*
Email: *[Email redacted]*

**AUTOMATION TOOLING SYSTEMS
ENTERPRISES, INC.**

Per: <u>*[Signature redacted]*</u>
        Name: *[Signatory redacted]*
        Title: *[Title redacted]*
        I have the authority to bind the Corporation

ATS OHIO, INC.

By: _[Signature redacted]_
     Name: _[Signatory redacted]_
     Title: _[Title redacted]_
     I have the authority to bind the Corporation

[Signature page for the Sixth Amended and Restated Credit Agreement relating to ATS Corporation et al]

ATS AUTOMATION TOOLING SYSTEMS GMBH

By: *[Signature redacted]*

  Name: *[Signatory redacted]*
  Title: *[Title redacted]*
  I have the authority to bind the Corporation

ATS ASSEMBLY AND TEST, INC.

By: _[Signature redacted]_
    Name: *[Signatory redacted]*
    Title: *[Title redacted]*
    I have the authority to bind the Corporation

[Signature page for the Sixth Amended and Restated Credit Agreement relating to ATS Corporation et al]

ATS AUTOMATION LLC

By: *[Signature redacted]*
          Name: *[Signatory redacted]*
          Title: *[Title redacted]*
          I have the authority to bind the Corporation

IWK VERPACKUNGSTECHNIK GMBH

By: *[Signature redacted]*
        Name: *[Signatory redacted]*
        Title: *[Title redacted]*
        I have the authority to bind the Corporation

ORISE GMBH

By: *[Signature redacted]*
       Name: *[Signatory redacted]*
       Title: *[Title redacted]*
       I have the authority to bind the Corporation

ORISE INC.

By: <u>*[Signature redacted]*</u>
        Name: *[Signatory redacted]*
        Title: *[Title redacted]*
        I have the authority to bind the Corporation

**AUTOMATION TOOLING SYSTEMS
ENTERPRISES GMBH**

By: *[Signature redacted]*
         Name: *[Signatory redacted]*
         Title: *[Title redacted]*
         I have the authority to bind the Corporation

OLIMON HUNGARY KFT.

By: _[Signature redacted]_
      Name: _[Signatory redacted]_
      Title: _[Title redacted]_
      I have the authority to bind the Corporation

**AUTOMATION TOOLING SYSTEMS
ENTERPRISES ENGLAND LIMITED**

By: <u>*[Signature redacted]*</u>
       Name: *[Signatory redacted]*
       Title: *[Title redacted]*
       I have the authority to bind the Corporation

**ATS AUTOMATION GLOBAL
SERVICES USA, INC.**

By: _[Signature redacted]_
      Name: _[Signatory redacted]_
      Title: _[Title redacted]_
      I have the authority to bind the Corporation

PA SOLUTIONS, INC.

By: _[Signature redacted]_
       Name: _[Signatory redacted]_
       Title: _[Title redacted]_
       I have the authority to bind the Corporation

ATS INDUSTRIAL AUTOMATION
INC.

By: _[Signature redacted]_

Name: _[Signatory redacted]_

Title: _[Title redacted]_

I have the authority to bind the Corporation

ATS TEST INC.

By: _[Signature redacted]_

Name: _[Signatory redacted]_

Title: _[Title redacted]_

I have the authority to bind the Corporation

BIODOT, INC.

By: *[Signature redacted]*

Name: *[Signatory redacted]*

Title: *[Title redacted]*

I have the authority to bind the Corporation

NCC AUTOMATED SYSTEMS, INC.

By: _[Signature redacted]_

Name: _[Signatory redacted]_

Title: _[Title redacted]_

I have the authority to bind the Corporation

2269187 ONTARIO INC.

By: _[Signature redacted]_

Name: _[Signatory redacted]_

Title: _[Title redacted]_

I have the authority to bind the Corporation

ILLUMINATE INC.

By: *[Signature redacted]*

    Name: *[Signatory redacted]*

    Title: *[Title redacted]*

    I have the authority to bind the Corporation

SP INDUSTRIES, INC.

By: _[Signature redacted]_

Name: _[Signatory redacted]_

Title: _[Title redacted]_

I have the authority to bind the Corporation

ATS ACQUISITIONS USA 2, INC.

By: _[Signature redacted]_

Name: _[Signatory redacted]_

Title: _[Title redacted]_

I have the authority to bind the Corporation

ATS FOOD TECHNOLOGIES INC.

By: _[Signature redacted]_
     Name: _[Signatory redacted]_
     Title: _[Title redacted]_
     I have the authority to bind the Corporation

GENEVAC LIMITED

By: *[Signature redacted]*

Name: *[Signatory redacted]*

Title: *[Title redacted]*

I have the authority to bind the Corporation

BEL-ART PRODUCTS

By: <u>*[Signature redacted]*</u>

Name: *[Signatory redacted]*

Title: *[Title redacted]*

I have the authority to bind the Corporation

IWK PACKAGING SYSTEMS, INC.

By: _____*[Signature redacted]*_____

Name: *[Signatory redacted]*

Title: *[Title redacted]*

I have the authority to bind the Corporation

[Signature page for the Sixth Amended and Restated Credit Agreement relating to ATS Corporation et al]

AVIDITY SCIENCE, LLC

By: _[Signature redacted]_

Name: _[Signatory redacted]_

Title: _[Title redacted]_

I have the authority to bind the Corporation

AVIDITY SCIENCE LIMITED

By: *[Signature redacted]*

Name: *[Signatory redacted]*

Title: *[Title redacted]*

I have the authority to bind the Corporation

Address for Notice

The Bank of Nova Scotia
Global Banking and Markets
[Address redacted]

Attention: *[Contact person redacted]*
Email: *[Email redacted]*

THE BANK OF NOVA SCOTIA, as Lender

Per: <u>*[Signature redacted]*   </u>
          Name: *[Name redacted]*
          Title: *[Title redacted]*

Per: <u>*[Signature redacted]*   </u>
          Name: *[Name redacted]*
          Title: *[Title redacted]*
          We have the authority to bind the Corporation

Address for Notice

[Address redacted]

Attention: *[Contact person redacted]*
Email: *[Email redacted]*


NATIONAL BANK OF CANADA, as Lender

Per: <u>*[Signature redacted]*</u>
        Name: *[Name redacted]*
        Title: *[Title redacted]*

Per: <u>*[Signature redacted]*</u>
        Name: *[Name redacted]*
        Title: *[Title redacted]*
        We have the authority to bind the Bank


Address for Notice

[Address redacted]

Attention: *[Contact person redacted]*
Email: *[Email redacted]*


ROYAL BANK OF CANADA, as Lender


Per: *[Signature redacted]*
           Name: *[Name redacted]*
           Title: *[Title redacted]*

Per: *[Signature redacted]*
           Name: *[Name redacted]*
           Title: *[Title redacted]*
           We have the authority to bind the Bank

Address for Notice

[Address redacted]

Attention: *[Contact person redacted]*
Email: *[Email redacted]*


THE TORONTO-DOMINION BANK,
as Lender


Per: <u>*[Signature redacted]*</u>
       Name: *[Name redacted]*
       Title: *[Title redacted]*

Per: <u>*[Signature redacted]*</u>
       Name: *[Name redacted]*
       Title: *[Title redacted]*
       We have the authority to bind the Bank

Address for Notice

[Address redacted]

Attention: *[Contact person redacted]*
Email: *[Email redacted]*

                                                    JPMORGAN CHASE BANK, N.A,
                                                    TORONTO BRANCH, as Lender

Per: *[Signature redacted]*
                 Name: *[Name redacted]*
                 Title: *[Title redacted]*
                 I have the authority to bind the Bank

Address for Notice

Commerzbank AG, New York Branch
[Address redacted]

Attention: *[Contact person redacted]*
Email: *[Email redacted]*


COMMERZBANK AG, NEW YORK BRANCH, as Lender

Per: *[Signature redacted]*
    Name: *[Name redacted]*
    Title: *[Title redacted]*
    I have the authority to bind the Bank

Per: *[Signature redacted]*
    Name: *[Name redacted]*
    Title: *[Title redacted]*
    I have the authority to bind the Bank


[Signature page for the Sixth Amended and Restated Credit Agreement relating to ATS Corporation et al]

Address for Notice

Credit Agricole Corporate and Investment Bank (Canada Branch)
[Address redacted]

Attention: *[Contact person redacted]*
Email: *[Email redacted]*


CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK (CANADA BRANCH), as Lender

Per: *[Signature redacted]*
         Name: *[Name redacted]*
         Title: *[Title redacted]*
         I have the authority to bind the Bank

Per: *[Signature redacted]*
         Name: *[Name redacted]*
         Title: *[Title redacted]*
         I have the authority to bind the Bank


Address for Notice

Goldman Sachs Bank USA
[Address redacted]

Attention: *[Contact person redacted]*
Email: *[Email redacted]*


GOLDMAN SACHS BANK USA, as Lender

Per: *[Signature redacted]*
         Name: *[Name redacted]*
         Title: *[Title redacted]*
         I have the authority to bind the Bank

Per: *[Signature redacted]*
         Name: *[Name redacted]*
         Title: *[Title redacted]*
         I have the authority to bind the Bank


Address for Notice

UniCredit Bank GmbH, New York Branch
[Address redacted]

Attention: *[Contact person redacted]*
Email: *[Email redacted]*


UNICREDIT BANK GMBH, NEW YORK BRANCH, as Lender

Per: *[Signature redacted]*
        Name: *[Name redacted]*
        Title: *[Title redacted]*
        I have the authority to bind the Bank

Per: *[Signature redacted]*
        Name: *[Name redacted]*
        Title: *[Title redacted]*
        I have the authority to bind the Bank


Address for Notice

Export Development Canada
[Address redacted]

Attention: *[Contact person redacted]*
Email: *[Email redacted]*


EXPORT DEVELOPMENT CANADA,
as Lender

Per: *[Signature redacted]*
         Name: *[Name redacted]*
         Title: *[Title redacted]*
         I have the authority to bind the Bank

Per: *[Signature redacted]*
         Name: *[Name redacted]*
         Title: *[Title redacted]*
         I have the authority to bind the Bank


Address for Notice

The Bank of Nova Scotia
Global Banking and Markets – Global Loan Syndications Canada
[Address redacted]

Attention: *[Contact person redacted]*
Email: *[Email redacted]*

THE BANK OF NOVA SCOTIA, as Agent

Per: *[Signature redacted]*
         Name: *[Name redacted]*
         Title: *[Title redacted]*
         I have the authority to bind the Bank

Per: *[Signature redacted]*
         Name: *[Name redacted]*
         Title: *[Title redacted]*
         I have the authority to bind the Bank

MODEL CREDIT AGREEMENT PROVISIONS

[see reference in Section 1.1.192]

The attached model credit agreement provisions, which have been revised under the direction of the Canadian Bankers' Association Secondary Loan Market Specialist Group from provisions prepared by The Loan Syndications and Trading Association, Inc., form part of this Agreement, except for the footnotes to the model credit agreement provisions and subject to the following variations:

1.   The term "Base Rate Loans," which is used in section 3.5 but not defined in the Provisions, shall be interpreted as referring to a Base Rate Advance.

2.   The terms "Lending Office" and "lending office," which are used but not defined in the Provisions, mean, as to any Lender, the office or offices from which it makes Advances and receives payments pursuant to this Agreement from time to time.

3.   The term "Release", which is used in section 9(b) but not defined in the Provisions, shall be interpreted as referring to any release, spill, leakage, emission, deposit, discharge, leaching, migration or disposition. The term "Environmental Liability," which is used in section 9(b) but not defined in the Provisions, shall be interpreted as referring to any remedial action taken by the Agent or any Lender relating to any Hazardous Materials or any breach of any Applicable Law relating to Hazardous Materials.

4.   The term "Applicable Law" is amended to add, immediately after the word "guideline" in paragraph (c), the words "or request", and to add the words "including without limitation any central bank" immediately following the words "Governmental Authority" in paragraph (d).

5.   Reference to the "Borrower" in the Provisions shall be to the Borrowers or a Borrower as the context requires.

6.   Clause (a) of the definition of "Change in Law" in the Provisions is deleted and replaced with the following:

> "(a)   the phase-in, adoption or taking effect of any Applicable Law,"

and adding the following provision, at the end of the definition following "Governmental Authority" in the last line:

> "Notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority)

or the United States or foreign regulatory authorities shall, in each case, be deemed to be a Change in Law regardless of the date enacted, adopted or issued."

7. The definition of "Excluded Taxes" in the Provisions is deleted and replaced with the following:

"Excluded Taxes" means, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located, (c) any US federal withholding taxes imposed under FATCA, and (d) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrowers under Section 3.3(b), (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrowers have expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax imposed by Canada that (A) is not imposed or assessed in respect of a Loan that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 3.2(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amount from an Obligor with respect to such withholding tax pursuant to Section 3.2(a). For greater certainty, for purposes of item (d) above, a withholding Tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the *Income Tax Act* (Canada) (the "ITA") or any successor provision thereto but excludes any Taxes imposed under Part XIII of the ITA or any successor provision thereto as a result of a Foreign Lender being a "specified non-resident shareholder" (within the meaning of the ITA) of a Borrower or not dealing at arm's length for the purposes of the ITA with a "specified shareholder (within the meaning of the ITA) of a Borrower."

8. The interpretation rules in section 2(1) of the Provisions, except item 2(1)(d), apply to every other Loan Document unless the particular other Loan Document specifies otherwise or the context otherwise requires.

9. Section 3.1 in the CBA Model Provisions shall be deleted and replaced by the following:
    "3.1   Increased Costs.

    (a)   If any Change in Law shall:

    (i)   impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender;

    (ii)   subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, or any Advance made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 3.2 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

    (iii)   impose on any Lender any other condition, cost or expense (other than Taxes) affecting this Agreement or Advances made by such Lender;

    and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Advance (or of maintaining its obligation to make any such Advance), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise), then, from time to time upon request of such Lender, the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such increased costs actually incurred or reduction actually suffered.

    (b)   If any Lender determines that any Change in Law regarding capital or liquidity requirements has the effect of reducing the rate of return on such Lender's capital or liquidity or on the capital or liquidity of such Lender's or holding company, if any, as a consequence of this Agreement or the Advances made by such Lender to a level below that which such Lender or such Lender's holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital or liquidity adequacy), then, from time to time upon request of such Lender, the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender's holding company for any such reduction actually suffered.

    (c)   A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company in reasonable detail, as the case may be, as specified in paragraph (a) or (b) of this Section delivered to the Borrower shall be presumptively correct absent manifest error. The

Borrower shall pay such Lender the amount shown as due on any such certificate within fifteen (15) days after receipt thereof.

(d) Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's right to demand such compensation, provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than one hundred and eighty (180) days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the one hundred and eighty (180) day period referred to above shall be extended to include the period of retroactive effect thereof."

10. Section 3.2(a) in the Provisions is deleted and replaced with the following provision:

"(a) *Payments Subject to Taxes*. If any Obligor, the Administrative Agent, or any Lender is required by Applicable Laws to deduct or withhold or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the sum payable to the Administrative Agent or Lender, as applicable, shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions, withholdings and payments (including deductions, withholdings and payments applicable to additional sums payable under this Section) the Administrative Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions, withholdings or payments been required, (ii) the Obligor shall make any such deductions or withholdings required to be made by it under Applicable Laws and (iii) the Obligor shall timely pay the full amount required to be deducted or withheld by it to the relevant Governmental Authority in accordance with Applicable Laws."

11. Section 3.2(c) in the Provisions shall be amended such that the Obligors shall be required to jointly and severally indemnify (except to the extent such indemnification would contravene any limitations specified in the guarantee provided by the relevant Obligor to reflect Applicable Law) the Administrative Agent and each Lender.

12. Section 3.2(e) in the Provisions is deleted and replaced with the following provision:

"(e) *Status of Lenders*. (i) Any Lender that is entitled to an exemption from reduction of withholding Tax under Applicable Law with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower or the Administrative Agent, deliver to the Borrower and the Administrative Agent, at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by

Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding (including any documentation necessary to establish an exemption from or reduction of any Taxes that may be imposed under FATCA). In addition, (a) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the *Income Tax Act* (Canada) or any successor provision thereto shall within five days thereof notify the Borrower and the Administrative Agent in writing. (ii) If a payment made to a Lender hereunder or under any other Loan Document would be subject to US federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Internal Revenue Code of the United States, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by Applicable Law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Internal Revenue Code of the United States) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause, "FATCA" shall include any amendments made to FATCA after the date of this Agreement."

13.   Section 3.3(b) of the Provisions is amended by replacing the words "defaults in its obligation to fund Loans hereunder" with the words "becomes a Defaulting Lender."

14.   Section 3.4 of the Provisions is deleted and replaced with the following provision:

"3.4   Illegality

The obligation of any Lender to make Advances hereunder shall be suspended if and for so long as it is unlawful or impossible for such Lender to maintain the Credit or make Advances hereunder as a result of the adoption of any applicable law, rule or regulation, or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by such Lender with any request or directive (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency. Without limiting the foregoing, if any Lender determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender to make, maintain or fund Advances whose interest is determined by reference to Term CORRA,

Daily Compounded CORRA, SOFR, Daily Simple SONIA or EURIBOR, as applicable, or to determine or charge interest rates based upon Term CORRA, Daily Compounded CORRA, SOFR, Daily Simple SONIA or EURIBOR, as applicable, then, on notice thereof by such Lender to the Borrower, any obligation of such Lender to make or continue Term CORRA Advances, Daily Compounded CORRA Advances, SOFR Advances, Daily Simple SONIA Advances or EURIBOR Advances, as applicable, or to convert Prime Rate Advances or Base Rate Advances, as applicable, shall be suspended until such Lender notifies the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of the notice, the Borrower shall, upon three (3) Banking Days' notice from such Lender (with a copy to the Agent), prepay or, if applicable, convert all Term CORRA Advances, Daily Compounded CORRA Advances, SOFR Advances, Daily Simple SONIA Advances or EURIBOR Advances, as applicable, to Prime Rate Advances or Base Rate Advances, as applicable, either on the last day of the Interest Period, if such Lender may lawfully continue to maintain such Term CORRA Advances, Daily Compounded CORRA Advances, SOFR Advances, Daily Simple SONIA Advances or EURIBOR Advances to such day, or immediately, if such Lender may not lawfully continue to maintain such Term CORRA Advances, Daily Compounded CORRA Advances, SOFR Advances, Daily Simple SONIA Advances or EURIBOR Advances, as applicable. Each Lender agrees to notify the Agent and the Borrower in writing promptly upon becoming aware that it is no longer illegal for such Lender to determine or charge interest rates based upon Term CORRA, Daily Compounded CORRA, SOFR, Daily Simple SONIA or EURIBOR, as applicable. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted."

15. Section 3.5 of the Provisions is deleted and replaced with the following provision:

"3.5 Inability to Determine Rates

(a) Subject to Sections 5.19 and 5.20, if, on or prior to the first day of any Interest Period for any Term CORRA Advance, Daily Compounded CORRA Advance, SOFR Advance, Daily Simple SONIA Advance or EURIBOR Advance, as applicable:

(i) the Agent determines (which determination shall be conclusive and binding absent manifest error) that "Term CORRA", "Daily Compounded CORRA", "SOFR", "Daily Simple SONIA" or "EURIBOR", as applicable, cannot be determined pursuant to the definition thereof, for reasons other than a Benchmark Transition Event or a Canadian Benchmark Transition Event, as applicable, or

(ii) the Required Lenders determine that for any reason in connection with any request for a Term CORRA Advance, Daily Compounded CORRA Advance, SOFR Advance, Daily Simple SONIA Advance or EURIBOR Advance, as applicable, or a Conversion thereto or a continuation thereof that Term CORRA Advance, Daily Compounded CORRA Advance, SOFR Advance, Daily Simple SONIA Advance or EURIBOR Advance, as applicable, for any requested Interest Period with respect to a proposed Term CORRA Advance, Daily Compounded CORRA Advance, SOFR Advance, Daily Simple SONIA Advance or EURIBOR Advance, as applicable, does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Advance, and the Required Lenders have provided notice of such determination to the Agent,

the Agent will promptly so notify the Borrower and each Lender.

(b)   Upon delivery of such notice by the Agent to the Borrower under Section 5.19 and 5.20, as applicable, any obligation of the Lenders to make Term CORRA Advance, Daily Compounded CORRA Advance, SOFR Advance, Daily Simple SONIA Advance or EURIBOR Advance, as applicable, and any right of the Borrower to continue Term CORRA Advance, Daily Compounded CORRA Advance, SOFR Advance, Daily Simple SONIA Advance or EURIBOR Advance, as applicable, or to convert Prime Rate Advances or Base Rate Advances, as applicable, to Term CORRA Advance, Daily Compounded CORRA Advance, SOFR Advance, Daily Simple SONIA Advance or EURIBOR Advance, as applicable, shall be suspended (to the extent of the affected Term CORRA Advances, Daily Compounded CORRA Advances, SOFR Advances, Daily Simple SONIA Advances or EURIBOR Advances, as applicable, or affected Interest Periods) until the Agent (with respect to clause (ii), at the instruction of the Required Lenders) revokes such notice.

(c)   Upon receipt of such notice by the Agent to the Borrower under Section 5.19 or 5.20, as applicable:

(i)   (w) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of Term CORRA Advances, Daily Compounded CORRA Advances, SOFR Advances, Daily Simple SONIA Advances or EURIBOR Advances, as applicable (to the extent of the affected Term CORRA Advances, Daily Compounded CORRA Advances, SOFR Advances, Daily Simple SONIA Advances or EURIBOR Advances, as applicable, or affected Interest Periods); (x) in respect of Term CORRA Advances, the Borrower may elect to convert any such request into a request for a borrowing of or conversion to Daily Compounded CORRA Advances; or, failing such revocation or election, (y) the Borrower will be deemed to have converted any such request into a request for an advance of or conversion to Prime Rate Advances, in the amount specified therein, and (z) in respect of SOFR Advances, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Advances, in the amount specified therein; and

(ii)   (x) in respect of Term CORRA Advances, the Borrower may elect to convert any outstanding affected Term CORRA Advances at the end of the applicable Interest Period, into Daily Compounded CORRA Advances, and (y) otherwise, or failing such election, any outstanding affected Term CORRA Advances, Daily Compounded CORRA Advances, Daily Simple SONIA Advances or EURIBOR Advances, as applicable, will be deemed to have been converted, at the end of the applicable Interest Period, into Prime Rate Advances, and (z) in respect of SOFR Advances, as applicable, any outstanding affected SOFR Advances, as applicable will be deemed to have been converted, at the end of the applicable Interest Period, Base Rate

Advances. Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Sections 5.19 and 5.20."

16.   Section 5 of the Provisions shall be interpreted as requiring that payments and other reductions to which that section applies shall be adjusted so that the benefit is shared *pari passu* in respect of the Obligations and the Other Secured Obligations.

17.   Payments referred to in clause 5(c)(w) of the Provisions may include payments in respect of Other Secured Obligations but payments referred to in clause 5(c)(x) of the Provisions shall not include payments in respect of Other Secured Obligations. Clause 5(c)(y) of the Provisions is deleted and replaced with the following:

> "any reduction arising from an amount owing to an Obligor upon the termination of any derivative entered into between the Obligor and such Lender except for a net amount available after the termination of all derivatives entered into between the Obligors and such Lender and the setoff of resulting amounts owing by the Obligors and to the Obligors"

18.   References in the Provisions to participations by Lenders in respect of Letters of Credit shall be interpreted as referring to the obligations of Lenders to indemnify the Issuing Bank in accordance with Section 5.1 of this Agreement.

19.   Clause 10(b)(iii) of the Provisions is deleted and replaced with the following:

> "any assignment of a Commitment relating to the Credit under which Letters of Credit may be issued must be approved by the Issuing Bank in its sole discretion"

20.   Section 10(b) of the Provisions is amended by re-designating items (v) and (vi) and (vi) and (vii), respectively, and adding the following as a replacement item (v):

> "any assignment of a Commitment must be approved by the Overdraft Lender in its sole discretion, such approval not to be unreasonably withheld or delayed,"

21.   Section 10(b)(vi) (as re-designated pursuant to paragraph 18 above) of the Provisions is deleted and replaced with the following:

> "(vi)   any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is already a Lender with the same type of Commitment or is an Affiliate of a Lender, or a Default or Event of Default has occurred and is continuing."

22.   The submission to jurisdiction by the Obligors in section 11(b) of the Provisions shall be to the exclusive jurisdiction of the courts referred to in that section, not the non-exclusive jurisdiction as provided in that section.

23.   Section 13 of the Provisions is amended by adding the following new subsection (c):

"(c) Electronic Commerce. To evidence the fact that it has executed this Agreement or any other document contemplated by or delivered under or in connection with this Agreement, a party may transmit an executed copy to the other party by fax or by electronic mail. The transmitting party shall be deemed to have delivered this Agreement or such document, as the case may be, on the date it so transmitted such executed copy, unless the parties agree to some other date as the date of delivery. Unless otherwise provided or agreed by the parties, a party transmitting an executed copy of this Agreement or such other document by such electronic means shall promptly thereafter deliver to the other party a copy bearing its original signature, but any failure or delay in so doing shall not derogate in any way from the sufficiency or effectiveness of that party having electronically transmitted its executed copy. The signature of an individual executing this Agreement or such other document on behalf of a party, if sent and received by electronic mail or fax transmission, will be deemed to be genuine in the absence of evidence to the contrary and thus effective in the hands of the recipient, and binding upon the individual whose signature it reproduces and upon the party on whose behalf that individual signed, for all purposes and with the same effect as if it were the original signature of that individual."

24.   Section 14(a)(f) of the Provisions is deleted and replaced with the following:

"(f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations or (iii) any credit risk insurer (or its advisors) in respect of any credit risk insurance relating to any Borrower and the Obligations,"

MODEL CREDIT AGREEMENT PROVISIONS

1. DEFINITIONS

"**Administrative Questionnaire**" means an Administrative Questionnaire in a form supplied by the Administrative Agent.

"**Affiliate**" means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"**Agreement**" means the credit agreement of which these Provisions form part.

"**Applicable Law**" means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law.

"**Applicable Percentage**" means with respect to any Lender, the percentage of the total Commitments represented by such Lender's Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be the percentage of the total outstanding Loans and participations in respect of Letters of Credit represented by such Lender's outstanding Loans and participations in respect of Letters of Credit.

"**Approved Fund**" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"**Assignment and Assumption**" means an assignment and assumption entered into by a Lender and an Eligible Assignee and accepted by the Administrative Agent, in substantially the form of Exhibit A or any other form approved by the Administrative Agent.

"**Change in Law**" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority.

"**Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have corresponding meanings.

"**Default**" means any event or condition that constitutes an Event of Default or that would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both.

"**Eligible Assignee**" means any Person (other than a natural person, any Obligor or any Affiliate of an Obligor), in respect of which any consent that is required by Section 10(b) has been obtained.

"**Excluded Taxes**" means, with respect to the Administrative Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its net income, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 3.3(b), (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of a Loan that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender's failure or inability (other than as a result of a Change in Law) to comply with Section 3.2(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to Section 3.2(a). For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Income Tax Act (Canada) or any successor provision thereto.

"**Foreign Lender**" means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"**Fund**" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

"**Governmental Authority**" means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supranational bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

"**Indemnified Taxes**" means Taxes other than Excluded Taxes.

"**Issuing Bank**" means the Person named elsewhere in this Agreement as the issuer of Letters of Credit on the basis that it is "fronting" for other Lenders and not on the basis that it is the attorney of other Lenders to sign Letters of Credit on their behalf, or any successor issuer of Letters of Credit. For greater certainty, where the context requires, references to "Lenders" in these Provisions include the Issuing Bank.

"**Loan**" means any extension of credit by a Lender under this Agreement, including by way of Term SOFR Reference Rate Loan, except for any Letter of Credit or participation in a Letter of Credit.

"**Obligors**" means, collectively, the Borrower and each of the guarantors of the Borrower's obligations that are identified elsewhere in this Agreement.

"**Other Taxes**" means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

"**Participant**" has the meaning assigned to such term in Section 10(d).

"**Person**" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"**Provisions**" means these model credit agreement provisions.

"**Related Parties**" means, with respect to any Person, such Person's Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

"**Taxes**" means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

2. TERMS GENERALLY

2.1 The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and permitted assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) unless otherwise expressly stated, all references in these Provisions to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, these Provisions, but all such references elsewhere in this Agreement shall be construed to refer to this Agreement apart from these Provisions, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

2.2   If there is any conflict or inconsistency between these Provisions and the other terms of this Agreement, the other terms of this Agreement shall govern to the extent necessary to resolve the conflict or inconsistency.

3.   YIELD PROTECTION

3.1   Increased Costs.

(a)   *Increased Costs Generally*. If any Change in Law shall:

(i)   impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)   subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 3.2 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(iii)   impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or the Issuing Bank of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or the Issuing Bank hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) *Capital Requirements*. If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender's holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or the Letters of Credit issued or participated in by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(c) *Certificates for Reimbursement*. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) *Delay in Requests*. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender's right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

3.2   Taxes.

(a) *Payments Subject to Taxes*. If any Obligor, the Administrative Agent, or any lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the

Administrative Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(b)   *Payment of Other Taxes by the Borrower.* Without limiting the provisions of paragraph (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c)   *Indemnification by the Borrower.* The Borrower shall indemnify the Administrative Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d)   *Evidence of Payments.* As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)   *Status of Lenders.* Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Income Tax Act (Canada) or any successor provision thereto shall within five days thereof notify the Borrower and the Administrative Agent in writing.

(f)   *Treatment of Certain Refunds and Tax Reductions*. If the Administrative Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which an Obligor has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower or Obligor, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or Obligor under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Administrative Agent or such Lender, as the case may be, and without interest (other than any net after Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower or Obligor as applicable, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to the Borrower or Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender if the Administrative Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

3.3   Mitigation Obligations: Replacement of Lenders.

(a)   *Designation of a Different Lending Office*. If any Lender requests compensation under Section 3.1, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.2, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.1 or 3.2, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)   *Replacement of Lenders*. If any Lender requests compensation under Section 3, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.2, if any Lender's obligations are suspended pursuant to Section 3.4 or if any Lender defaults in its obligation to fund Loans hereunder, then the Borrower may, at its sole expense and effort, upon 10 days' notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10), all of its interests, rights and obligations under this Agreement and the related

Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i) the Borrower pays the Administrative Agent the assignment fee specified in Section 10(b)(vi);

(ii) the assigning Lender receives payment of an amount equal to the outstanding principal of its Loans and participations in disbursements under Letters of Credit, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a claim for compensation under Section 3.1 or payments required to be made pursuant to Section 3.2, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv) such assignment does not conflict with Applicable Law.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

3.4 Illegality.

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

3.5   Inability to Determine Rates Etc.

If the Required Lenders determine that for any reason a market for bankers' acceptances does not exist at any time or the Lenders cannot for other reasons, after reasonable efforts, readily sell bankers' acceptances or perform their other obligations under this Agreement with respect to bankers' acceptances, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the Borrower's right to request the acceptance of bankers' acceptances shall be and remain suspended until the Required Lenders determine and the Agent notifies the Borrower and each Lender that the condition causing such determination no longer exists. If the Required Lenders determine that for any reason adequate and reasonable means do not exist for determining the Term SOFR Reference Rate for any requested Interest Period with respect to a proposed Term SOFR Reference Rate Loan, or that the Term SOFR Reference Rate for any requested Interest Period with respect to a proposed Term SOFR Reference Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Term SOFR Reference Rate Loans shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a borrowing, conversion or continuation of Term SOFR Reference Rate Loans or, failing that, will be deemed to have converted such request into a request for a borrowing of Base Rate Loans in the amount specified therein.

4.   RIGHT OF SETOFF.

If an Event of Default has occurred and is continuing, each of the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, irrespective of whether or not such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of the Obligor may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each the Lenders and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers' lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrower and the Administrative Agent after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of a Lender exercises any rights under this Section 4, it shall share the benefit received in accordance with Section 5 as if the benefit had been received by the Lender of which it is an Affiliate.

5.   SHARING OF PAYMENTS BY LENDERS,

If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Loans and accrued interest thereon or other obligations hereunder greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing them, provided that

(a)   if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

(b)   the provisions of this Section shall not be construed to apply to (x) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in disbursements under Letters of Credit to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section shall apply); and

(c)   the provisions of this Section shall not be construed to apply to (w) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (x) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower's obligations under or in connection with the Loan Documents, (y) any reduction arising from an amount owing to an Obligor upon the termination of derivatives entered into between the Obligor and such Lender, or (z) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

The Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

6.   ADMINISTRATIVE AGENT'S CLAWBACK

6.1   *Funding by Lenders; Presumption by Administrative Agent.* Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any advance of funds that such Lender will not make available to the Administrative Agent such Lender's share of such advance, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable advance available to the Administrative Agent, then the applicable Lender shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender's Loan included in such advance. If the Lender does not do so forthwith, the Borrower shall pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Administrative Agent.

6.2 *Payments by Borrower; Presumptions by Administrative Agent*. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lender hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In such event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at a rate determined by the Administrative Agent in accordance with prevailing banking industry practice on interbank compensation.

7. AGENCY.

7.1 Appointment and Authority.

Each of the Lenders and the Issuing Bank hereby irrevocably appoints the Person identified elsewhere in this Agreement as the Administrative Agent to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Bank, and no Obligor shall have rights as a third party beneficiary of any of such provisions.

7.2 Rights as a Lender.

The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Obligor or any Affiliate thereof as if such Person were not the Administrative Agent and without any duty to account to the Lenders.

7.3   Exculpatory Provisions.

(a)   The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(i)   shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(ii)   shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law; and

(iii)   shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Administrative Agent or any of its Affiliates in any capacity.

(b)   The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as is necessary, or as the Administrative Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Administrative Agent by the Borrower or a Lender.

(c)   Except as otherwise expressly specified in this Agreement, the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any

Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

7.4   Reliance by Administrative Agent.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

7.5   Indemnification of Administrative Agent.

Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent's gross negligence or wilful misconduct.

7.6   Delegation of Duties.

The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more subagents appointed by the Administrative Agent from among the Lenders (including the Person serving as Administrative Agent) and their respective Affiliates. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Administrative Agent shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

7.7   Replacement of Administrative Agent.

(a)   The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto, Ontario or Montreal, Quebec, or an Affiliate of any such Lender with an office in Toronto or Montreal. The Administrative Agent may also be removed at any time by the Required Lenders upon 30 days' notice to the Administrative Agent and the Borrower as long as the Required Lenders, in consultation with the Borrower, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having a Commitment to a revolving credit if one or more is established in this Agreement and having an office in Toronto or Montreal, or an Affiliate of any such Lender with an office in Toronto or Montreal.

(b)   If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications specified in Section 7.7(a), provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (1) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in the preceding paragraph.

(c)   Upon a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Administrative Agent, and the former Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the termination of the service of the former Administrative Agent, the provisions of this Section 7 and of Section 9 shall continue in effect for the benefit of such former Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Administrative Agent was acting as Administrative Agent.

7.8   Non-Reliance on Administrative Agent and Other Lenders.

Each Lender and the Issuing Bank acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

7.9   Collective Action of the Lenders.

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Administrative Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Administrative Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

7.10   No Other Duties, etc.

Anything herein to the contrary notwithstanding, none of the Bookrunners, Arrangers or holders of similar titles, if any, specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

8. NOTICES: EFFECTIVENESS; ELECTRONIC COMMUNICATION

(a) *Notices Generally*. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as-provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified elsewhere in this Agreement or, if to a Lender, to it at its address or telecopier number specified in the Register or, if to an Obligor other than the Borrower, in care of the Borrower.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a business day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

(b) *Electronic Communications*. Notices and other communications to the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender of Loans to be made or Letters of Credit to be issued if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) *Change of Address, Etc*. Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

9. **EXPENSES; INDEMNITY: DAMAGE WAIVER**

(a) *Costs and Expenses*. The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by the Administrative Agent, any Lender or the Issuing Bank, including the reasonable fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b) *Indemnification by the Borrower*. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and the Issuing Bank, and each Related Party of any of the foregoing Persons (each such Person being called an "**Indemnitee**") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Obligor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or nonperformance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or Release of Hazardous Materials on or from any property owned or operated by any Obligor, or any Environmental Liability related in any way to any Obligor, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by an Obligor and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower or any other Obligor against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if the Obligor has obtained a final and nonappealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 3.1, 3.1(d) and 9(a).

(c) *Reimbursement by Lenders*. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under paragraph 9(a) or 9(b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), the Issuing Bank or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Issuing Bank or such Related Party, as the case may be, such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided, that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or the Issuing Bank in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or Issuing Bank in connection with such capacity. The obligations of the Lenders under this paragraph (c) are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(d) *Waiver of Consequential Damages, Etc*. To the fullest extent permitted by Applicable Law, the Obligors shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e) *Payments*. All amounts due under this Section shall be payable promptly after demand therefor. A certificate of the Administrative Agent or a Lender setting forth the amount or amounts owing to the Administrative Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

10. SUCCESSORS AND ASSIGNS

(a) *Successors and Assigns Generally*. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of paragraph (b) of this Section, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (f) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)   *Assignments by Lenders*. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that:

(i)   except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loan of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, in the case of any assignment in respect of a revolving facility, or $1,000,000, in the case of any assignment in respect of a term facility, unless each of the Administrative Agent and, so long as no Default has occurred and is continuing, the Borrower otherwise consent to a lower amount (each such consent not to be unreasonably withheld or delayed);

(ii)   each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Credit on a non-pro rata basis;

(iii)   any assignment of a Commitment relating to the Credit under which Letters of Credit may be issued must be approved by any Issuing Bank (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender with a Commitment under the Credit;

(iv) any assignment must be approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed) unless:

    (A) in the case of an assignment of a Commitment relating to a revolving credit, the proposed assignee is itself already a Lender with the same type of Commitment,

    (B) no Event of Default has occurred and is continuing, and the assignment is of a Commitment relating to a non-revolving credit that is fully advanced, or

    (C) the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody's, S&P and DBRS respectively;

(v) any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender with the same type of Commitment or a Default has occurred and is continuing; and

(vi) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in an amount specified elsewhere in this Agreement and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to paragraph 10(c) of this Section, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3 and 9, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower.

(c)   *Register*. The Administrative Agent shall maintain at one of its offices in Toronto, Ontario or Montreal, Quebec a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the "**Register**"). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d)   *Participations*. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person, an Obligor or any Affiliate of an Obligor) (each, a "**Participant**") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Loan to the Borrower.

Subject to paragraph 10(e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Section 3 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 4 as though it were a Lender, provided such Participant agrees to be subject to Section 5 as though it were a Lender.

(e)   *Limitations upon Participant Rights*. A Participant shall not be entitled to receive any greater payment under Section 3.1 and 3.2 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.2 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 3.2(e) as though it were a Lender.

(f)   *Certain Pledges*. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such

Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

11. GOVERNING LAW: JURISDICTION: ETC.

(a) *Governing Law*. This Agreement shall be governed by, and construed in accordance with, the laws of the Province specified elsewhere in this Agreement and the laws of Canada applicable in that Province.

(b) *Submission to Jurisdiction*. Each Obligor irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province specified elsewhere in this Agreement, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its properties in the courts of any jurisdiction.

(c) *Waiver of Venue*. Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

12. WAIVER OF JURY TRIAL

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN

DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND
CERTIFICATIONS IN THIS SECTION.

13. **COUNTERPARTS: INTEGRATION: EFFECTIVENESS: ELECTRONIC
EXECUTION**

(a) *Counterparts: Integration: Effectiveness*. This Agreement may be executed in
counterparts (and by different parties hereto in different counterparts), each of
which shall constitute an original, but all of which when taken together shall
constitute a single contract. This Agreement and the other Loan Documents and
any separate letter agreements with respect to fees payable to the Administrative
Agent constitute the entire contract among the parties relating to the subject matter
hereof and supersede any and all previous agreements and understandings, oral or
written, relating to the subject matter hereof. Except as provided in the conditions
precedent Section(s) of this Agreement, this Agreement shall become effective
when it has been executed by the Administrative Agent and when the
Administrative Agent has received counterparts hereof that, when taken together,
bear the signatures of each of the other parties hereto. Delivery of an executed
counterpart of a signature page of this Agreement by telecopy or by sending a
scanned copy by electronic mail shall be effective as delivery of a manually
executed counterpart of this Agreement.

(b) *Electronic Execution of Assignments*. The words "execution," "signed,"
"signature," and words of like import in any Assignment and Assumption shall be
deemed to include electronic signatures or the keeping of records in electronic form,
each of which shall be of the same legal effect, validity or enforceability as a
manually executed signature or the use of a paper-based recordkeeping system, as
the case may be, to the extent and as provided for in any Applicable Law, including
Parts 2 and 3 of the *Personal Information Protection and Electronic Documents
Act* (Canada), the *Electronic Commerce Act*, 2000 (Ontario) and other similar
federal or provincial laws based on the *Uniform Electronic Commerce Act* of the
Uniform Law Conference of Canada or its *Uniform Electronic Evidence Act*, as the
case may be.

14. **TREATMENT OF CERTAIN INFORMATION, CONFIDENTIALITY**

(a) Each of the Administrative Agent and the Lenders agrees to maintain the
confidentiality of the Information (as defined below), except that Information may
be disclosed (a) to it, its Affiliates and its and its Affiliates' respective partners,
directors, officers, employees, agents, advisors and representatives (it being
understood that the Persons to whom such disclosure is made will be informed of
the confidential nature of such Information and instructed to keep such Information
confidential), (b) to the extent requested by any regulatory authority purporting to
have jurisdiction over it (including any self-regulatory authority), (c) to the extent
required by Applicable Laws or regulations or by any subpoena or similar legal
process, (d) to any other party hereto, (e) in connection with the exercise of any
remedies hereunder or under any other Loan Document or any action or proceeding
relating to this Agreement or any other Loan Document or the enforcement of rights

hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than an Obligor.

(b)   For purposes of this Section, "Information" means all information received in connection with this Agreement from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

(c)   In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide the information described on Exhibit B concerning the Borrower and the credit facilities established herein to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

EXHIBIT A

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the "**Assignment and Assumption**") is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the "**Assignor**") and [Insert name of Assignee] (the "**Assignee**"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the "**Credit Agreement**"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 2 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (1) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including any letters of credit, guarantees, and overdraft loans included in such facilities) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (1) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the "**Assigned Interest**"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.   Assignor: _____

2.   Assignee: _____
        and is an Affiliate/Approved Fund of [identify Lender][1]

3.   Borrower(s):   _____

4.   Administrative Agent: _____, as the administrative agent under the Credit Agreement.

5.   Credit Agreement: The Sixth Amended and Restated Credit Agreement dated as of December 4, 2025 among ATS Corporation, Automation Tooling Systems Enterprises, Inc.

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[1]   Select as applicable.

and Automation Tooling Systems Enterprises GmbH, as Borrowers, the Lenders parties thereto, The Bank of Nova Scotia, as Administrative Agent, and the other agents parties thereto, as amended, restated, supplemented or otherwise modified from time to time.

6.   Assigned Interest:

Facility Assigned[2]	Aggregate Amount of Commitment/Loans for all Lenders[3]	Amount of Commitment/Loans Assigned[3]	Percentage Assigned of Commitment/Loans[4]	CUSIP Number

7.   [Trade Date:]_____[5]

Effective Date: _____, 20____ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

Per:

_____
Title

ASSIGNEE
[NAME OF ASSIGNEE]

Per:

_____
Title

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[2]   Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g. "Revolving Credit Commitment," "Term Loan Commitment," etc.)

[3]   Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[4]   Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

[5]   To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

[Consented to and][6] Accepted:

[NAME OF ADMINISTRATIVE AGENT],
as Administrative Agent

Per: _____
　　　Title

[Consented to and][7] Accepted:

[NAME OF RELEVANT PARTY]

Per: _____
　　　Title

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[6]　To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

[7]　To be added only if the consent of the Borrower and/or other parties (e.g. Swingline Lender, L/C Issuer) is required by the terms of the Credit Agreement.

ANNEX 2 TO ASSIGNMENT AND ASSUMPTION

●[8]

**STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION**

1.   REPRESENTATIONS AND WARRANTIES.

1.1   **Assignor.**

The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document[9], (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2   **Assignee.**

The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a Foreign Lender[10], attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the

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[8]   Describe Credit Agreement at option of Administrative Agent.

[9]   The term "Loan Document" should be conformed to the term used in the Credit Agreement.

[10]   The concept of "Foreign Lender" should be conformed to the section in the Credit Agreement governing withholding taxes and gross-up.

Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.   PAYMENTS.

From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3.   GENERAL PROVISIONS.

This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

EXHIBIT B

LOAN MARKET DATA TEMPLATE

Recommended Data Fields - At Close

The items highlighted in bold are those that Loan Pricing Corporation (LPC) deem essential. The remaining items are those that LPC has seen become more prominent over time as transparency has increased in the U.S. Loan Market.

Company Level	Deal Specific	Facility Specific

Issuer Name
Location
SIC (Cdn)
Identification Number(s)
Revenue
 	
*Measurement of Risk
    S&P Sr. Debt
    S&P Issuer
    Moody's Sr. Debt
    Moody's Issuer
    Fitch Sr. Debt
    Fitch Issuer
    S&P Implied
    (internal assessment)
    DBRS
Other Ratings
*Industry Classification Moody's
Industry
S&P Industry
Parent
 	
Financial Ratios
	Currency/Amount
	Date
	Purpose
	Sponsor
	Financial Covenants
	
	Target Company
	Assignment Language
	Law Firms
	MAC Clause
	Springing lien
	Cash Dominion
	Mandatory Prepays
	Restrct'd Payments (Neg Covs)
	
	Other Restrictions
		Currency/Amount
		Type
		Purpose
		Tenor
		Term Out Option
		Expiration Date
		Facility Signing Date
		Pricing
		
		    Base Rate(s) / Spread(s) / BA /
		Term SOFR Reference Rate
		    Initial Pricing Level
		    Pricing Grid (tied to, levels)
		    Grid Effective Date
		Fees
		    Participation Fee (tiered also)
		
		    Commitment Fee
		Annual Fee
		    Utilization Fee
		    LC Fee(s)
		    BA Fee
		Prepayment Fee
		
		Other Fees to Market
		    Security
		    Secured/Unsecured
		    Collateral and Seniority of Claim
		    Collateral Value
		Guarantors
		Lenders Names/Titles
		Lender Commitment ($)
		Commited/Uncommitted
		Distribution method
		Amortization Schedule
		Borrowing Base/Advance Rates
		New Money Amount
		Country of Syndication
		Facility Rating (Loss given default)
		    S&P Bank Loan
		    Moody's Bank Loan
		    Fitch Bank Loan
		    DBRS
		    Other Ratings

* These items would be considered useful to capture from an analytical perspective.

SCHEDULE B

LENDERS AND THEIR APPLICABLE PERCENTAGES

[see references in Sections 1.1.22 and 1.1.146]

[Schedule setting out Lenders and their applicable percentages redacted]

SCHEDULE C

[INTENTIONALLY DELETED]

SCHEDULE D

COMPLIANCE CERTIFICATE

[see references in Section 1.1.55]

[Schedule setting out form of Compliance Certificate redacted]

SCHEDULE E

NOTICE OF ADVANCE, PAYMENT, ROLLOVER OR CONVERSION

[see reference in Section 5.6.1]

[Schedule setting out form of Notice of Advance, Payment Rollover or Conversion redacted]

SCHEDULE F

OTHER SECURED OBLIGATIONS

[See reference in Section 3.2.2]

Nil.

SCHEDULE G

AGREEMENT OF NEW OBLIGOR

SUPPLEMENT TO CREDIT AGREEMENT

[see reference in Section 3.1.2]

[Schedule setting out the form of Agreement of New Obligor, supplement to Credit Agreement redacted]

SCHEDULE H

LITIGATION

[see reference in Section 6.1.6]

Nil.

SCHEDULE I

[RESERVED]

SCHEDULE J

FORM OF ADHESION AGREEMENT

[Schedule setting out for of Adhesion Agreement redacted]

SCHEDULE K

ADDITIONAL PERMITTED DISPOSITIONS

(a)   sales or dispositions for fair market value of any Property of a Restricted Party that would normally be the subject matter of a disposition in the Ordinary Course, to another Person at arm's length and in the Ordinary Course, in accordance with customary trade terms of the Restricted Party's business;

(b)   sales transfers or dispositions of obsolete or redundant equipment or other Property in the Ordinary Course;

(c)   sales, transfers or dispositions of Property from a Restricted Party to another Restricted Party provided that sales, transfers or dispositions of Property from:

   (i)   an Obligor located in North America to another Obligor located in North America shall be permitted, provided that in the case of Property, if a sale, transfer or disposition could reasonably be expected to affect the Lenders' rights under the Loan Documents, the Borrowers shall give the Agent reasonable advance notice of the transfer and promptly take whatever steps and deliver whatever documents (including opinions of counsel satisfactory to the Lenders) as are reasonably required to ensure that the Lenders' rights are not adversely affected as a result of the transfer;

   (ii)   an Obligor located in North America to an Obligor located outside of North America or to a Non-Obligor, shall be permitted at not less than fair market value;

   (iii)   an Obligor located outside of North America to a Non-Obligor or to another Obligor located outside of North America, in each case shall be permitted at not less than fair market value;

   (iv)   an Obligor located outside of North America to an Obligor located in North America shall be permitted at not more than fair market value;

   (v)   a Non-Obligor to an Obligor shall be permitted at not more than fair market value;

   (vi)   a Non-Obligor to a Non-Obligor, shall be permitted;

   (vii)   (y) an Obligor located in North America to an Obligor located outside of North America or to a Non-Obligor, or (z) an Obligor located outside of North America to a Non-Obligor or to another Obligor located outside of North America, shall be permitted at less than fair market value if the sale, transfer or disposition is needed to facilitate corporate, risk management or tax reorganization or restructuring of Restricted Parties, provided that where such sale, transfer or disposition is to a Non-Obligor or by an Obligor located in North America to an Obligor located outside of North America and the Property transferred is intended to remain with a Non-Obligor or such Obligor located outside of North America for a period of more than ten (10) Banking Days, such disposition (i) would not result in the Obligors failing to meet the 70% Threshold (based on the effect of such disposition on the 70% Threshold as calculated in the Compliance Certificate delivered for the fiscal quarter ended immediately prior to any such disposition) immediately following completion of such disposition calculated based on reasonable projections by the Borrowers, unless, where the Obligors fail to meet the 70% Threshold, the Borrowers forthwith designate, by written notice to the Agent, such Non-Obligor or such additional other Subsidiaries of ATS that are not then Guarantors, with EBITDA which, when added to the aggregate EBITDA of the current Obligors, on a pro forma basis, would meet or exceed the 70% Threshold, and within 45 days of the sale, transfer or disposition and (ii) would not result in a disposition of material Intellectual Property (on its own or in the aggregate) of the Obligor completing the sale, transfer or disposition where (Y) such Intellectual Property is leased back to a Restricted Party unless in compliance with Section 1.1.174(e) of the Credit Agreement or (Z) such Non-Obligor or Obligor located outside of North America to which such Intellectual Property is permitted to be sold, transferred or disposed of pursuant to this subsection (vii)(ii) has incurred at the time of such purchase or will thereafter incur, Permitted Indebtedness under clause (i) of such definition in excess of $50,000,000 in Debt in the aggregate among such purchasers for so long as they are Non-Obligors or Obligors located outside of North America;

(d)   leases or sub-leases of real property between Restricted Parties on commercially reasonable terms;

(e)   sales, transfers or dispositions of Property in connection with a reorganization or other transaction permitted by Section 7.5.4;

(f)   sales, transfers or dispositions of Real Property located in the State of Ohio, United States and Winnenden, Germany;

(g)   other transfers of personal Property on arms' length commercially reasonable terms between Restricted Parties in the Ordinary Course if the transfer is needed to facilitate completion of one or more customer projects or the research and development efforts of the Restricted Parties; and

(h)   such Additional Permitted Dispositions as may be agreed to by the Lenders in their sole discretion in writing from time to time.

SCHEDULE L

ISSUING BANKS

[Schedule setting out the list of issuing banks redacted]

Annex 1

Reference	Amount	Currency	Beneficiary	Issuer
NMVAV70452970601	**66,304.40**	**PLN**	**PCC PU Sp. z o.o.**	Commerzbank Aktiengesellschaft Filiale Stuttgart
NMVAV70453100601	**175,000.00**	**PLN**	**PCC Rokita Sp. Z.oo**	
NMVAV70453520601	**30,629.00**	**PLN**	**PCC Rokita SA**	
NMVAV70453200901	**6,184.50**	**PLN**	**ELEMONT SP Z O.O.**	
NMVAV70453360901	**18,450.00**	**PLN**	**Suedzucker Polska SA**	
NMVAV70452700801	**75,744.74**	**PLN**	**PCC Rokita SA**	
NMVAV70451280801	**23,847.41**	**PLN**	**PCC Rokita SA**	
NMVAV70453380901	**19,200.00**	**PLN**	**PCC Rokita SA**	